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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Qantas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 4130

FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 2/6/04



QANTAS
Spirit of Australia

En route to Frankfurt, Germany, 50° 7'N 8° 41'E 11.40 PM



Established in 1920 as Queensland and Northern Territory Aerial Services Limited, Qantas is Australia's leading domestic carrier and one of the world's premier long haul airlines. Qantas is also one of Australia's most recognised brand names, with a reputation for excellence in safety, operational reliability, engineering and maintenance, and customer service.

Qantas operates 24 hours a day, seven days a week, 365 days a year, offering more than 5,000 flights each week.

Qantas offers approximately 540 international services every week to 77 destinations in 33 countries across the Asia-Pacific region, Europe, North America, South America and South Africa.

Within Australia, the airline operates more than 4,500 domestic flights a week, serving 58 city and regional destinations across the country.

Qantas also operates a number of non-flying, airline-related businesses, including Qantas Holidays, Qantas Freight, Qantas Flight Catering, Qantas Defence Services and engineering and maintenance services. ▶



Los Angeles, USA_34° 4'N 118° 15'W_9.00 AM





Qantas operates 24 hours a day

Sydney, Australia 33° 53'S 151° 10'E 7.55 PM



Margaret Jackson
Chairman



Geoff Dixon
Chief Executive Officer

TO OUR FELLOW SHAREHOLDERS

Qantas was given little time to recover from the tumultuous events of 11 September 2001 before a series of new external shocks rocked the global aviation industry – the bombings in Bali, the war in Iraq and the devastating outbreak of Severe Acute Respiratory Syndrome. It has been said that our industry is now suffering from "constant shock syndrome" and the impact on the world's airlines has been enormous. The International Air Transport Association has estimated that its member airlines will lose US$30 billion between September 2001 and the end of the 2003 calendar year.




7 days a week
Sydney, Australia_33° 53'S 151°10'E_2.05 PM


QANTAS
919
918
365 days a year
Frankfurt, Germany_50° 7'N 8° 41'E_9.25 PM

ANNUAL RESULTS

In this extremely challenging environment, Qantas achieved a profit before tax of $502.3 million for the year ended 30 June 2003 and a net profit after tax of $343.5 million.

Revenue for the year totalled $11.4 billion, while total expenditure was $10.8 billion.

After a record first half profit before tax of $513.1 million, the war in Iraq and SARS combined to decimate the company's profitability in the second half of the year. All areas of the company were affected. International operations were hit particularly badly, with the number of inbound visitors to Australia falling by more than 20 per cent in some months and up to 45 per cent on some Asian routes. International operations incurred an earnings before interest and tax loss of $54.5 million in the second half of the year. The fall in demand for international travel also affected domestic operations because 15 per cent of all domestic passengers come from inbound international services.

The Directors declared a fully franked final dividend of 9 cents per share, bringing total fully franked dividends for the year to 17 cents per share.

OUR PEOPLE

Qantas has met the substantial challenges confronting the aviation industry with discipline, flexibility and the wholehearted support of our people.

It is a tribute to all our staff and to our management that the company performed so well given the negative circumstances existing in the airline industry.

We would like to take this opportunity to thank them for their efforts through another very difficult year.

Qantas employs approximately 34,000 full time equivalent employees, including 2,800 pilots and other flight crew, 6,800 cabin crew and 25,000 ground and administration staff (which includes sales and support, airports, engineering and maintenance, freight and catering). This makes Qantas one of Australia's largest employers.

Our people responded magnificently to the bombings in Bali, the bushfires in Canberra and Sydney and numerous other instances where our customers and the community needed assistance during the year (see page 24). This continued a proud tradition of community spirit at Qantas.

Qantas also launched its Family and Life Friendly Strategy during the year, an initiative that includes the provision of on-site


to 77 destinations around the world
New York, USA_40° 45'N 74° 0'W_2.15 PM




28,884
27,128
22,147
20,485
19,236
03
02
01
00
99

Passengers Carried ('000)


343.5
428.0
415.4
517.3
421.6
03
02
01
00
99

Net Profit Attributable to Members of Company the ($M)

childcare centres and six weeks' paid maternity leave for staff. Our first childcare centre, the Joey Club, opened at Qantas' Sydney headquarters in May 2003.

OUR RESPONSE TO THIS YEAR'S CRISES

Qantas acted quickly in response to the substantial fall in demand for travel due to the war in Iraq and the outbreak of SARS. Initiatives included:

- reducing planned international flying by up to 20 per cent from April 2003;
- using accumulated leave to reduce staffing numbers by the equivalent of 2,500 full time employees between April and 30 June 2003 and by 1,000 between July and September 2003;
- implementing a restructuring program involving 2,800 positions through redundancies, attrition and the conversion of permanent positions from full time to part time;
- freezing capital and discretionary expenditure;
- retiring some older aircraft and deferring delivery of some new aircraft; and
- introducing a program to reduce planned capital expenditure next year, the 2003/04 financial year, by $1 billion.

These initiatives resulted in a one-off charge of $91 million for the write down of the Boeing 767-200 fleet, which will be retired by the end of the 2003/04 financial year, and were the major reason for a one-off charge of $115 million from redundancies.



and 58 destinations across Australia
Uluru, Australia 25° 23'S 131° 5'E 11:30 AM



11,374.9
10,968.8
10,188.2
9,106.8
8,448.7
03
02
01
00
99

Sales and Operating Revenue ($M)



17.0
9.0
8.0
17.0
9.0
8.0
20.0
9.0
11.0
22.0
11.0
11.0
19.0
11.0
8.0
03
02
01
00
99
Final
Interim

Ordinary Dividends per Share* (Cents per Share)
*Excludes special dividends paid

OUR STRATEGY

While Qantas is profitable and has performed better than most of its peers in the current environment, it must continue to improve its profitability to create sustainable shareholder value. Only by achieving satisfactory profitability can Qantas continue to invest in new aircraft, product and service initiatives.

A key strategy to attain these objectives is a project called Sustainable Future. Launched in February 2003, the Sustainable Future project aims to reduce operating costs by $1 billion over the next two years.

Qantas is also implementing strategies to maintain its position as the leading Australian domestic carrier and one of the world's premier long haul airlines.

The key elements in achieving these objectives are:

- reducing costs;
- upgrading and expanding the fleet to improve efficiency (see pages 20 and 21);
- maintaining a flexible and diversified network;
- maintaining current alliances and seeking mutually beneficial relationships with other quality airlines (see page 7 and 13);
- improving the profitability of the Qantas Group's non-flying, airline-related businesses (see pages 17 to 19);
- maintaining financial strength; and
- investing in product and customer service initiatives (see pages 8, 9, 11, 12 and 15).


QANTAS

operating a fleet of 196 aircraft

Angeles_USA 34° 4'N 118° 15'W_7.00 AM

Year Ended 30 June		**2003**	2002	2001	2000	1999
Sales and Operating Revenue	$M	**11,374.9**	10,968.8	10,188.2	9,106.8	8,448.7
Earnings Before Interest and Tax	$M	**567.0**	679.3	695.8	874.0	762.6
Profit From Ordinary Activities Before Tax	$M	**502.3**	631.0	597.1	762.8	662.5
Net Profit Attributable to Members of the Company	$M	**343.5**	428.0	415.4	517.3	421.6
Earnings per Share	cents	**20.0**	29.1	33.0	42.8	35.4
Ordinary Dividends per Share	cents	**17.0**	17.0	20.0	22.0	19.0
Passengers Carried	000	**28,884**	27,128	22,147	20,485	19,236
Available Seat Kilometres	M	**99,509**	95,944	92,943	85,033	81,765
Revenue Passenger Kilometres	M	**77,225**	75,134	70,540	64,149	59,863
Revenue Seat Factor	%	**77.6**	78.3	75.9	75.4	73.2
Aircraft in Service at Balance Date	#	**196**	193	178	147	135




in partnership with the world's leading airlines
Singapore_1° 17'N 103° 51'E_11.45 PM

A potential mutually beneficial relationship is the proposed strategic alliance with Air New Zealand. This involves Qantas acquiring an equity interest of up to 22.5 per cent in Air New Zealand. The alliance would enable Qantas and Air New Zealand to make better use of their resources, including improved aircraft utilisation and coordination of services, and to compete more effectively in the increasingly tough global aviation industry. The alliance would also deliver significant benefits to the economy and tourism industry in both Australia and New Zealand. At the same time, both national carriers would retain their independence. The alliance is subject to regulatory and other approvals. Qantas and Air New Zealand lodged submissions with the Australian Competition and Consumer Commission and the New Zealand Commerce Commission in December 2002. These authorities are expected to issue their final determinations in late September 2003.

REORGANISATION

In August 2003, Qantas announced a significant reorganisation of its business that will enable the company to better manage constant change and drive current and future initiatives. This reorganisation involves the establishment of at least eight internal businesses, each with its own management and leadership. These businesses come from three areas:

- flying businesses;
- flying services (Maintenance and Airports); and
- associated businesses (Qantas Catering, Qantas Freight, Qantas Holidays and Qantas Defence Services).

Qantas Catering has been selected as the pilot business segment. Each business will have budgets and profit targets and be required to produce targeted returns on the assets allocated to them and, at the same time, operate to optimise the performance of the whole Qantas Group.

The businesses will be supported by a corporate centre, including a shared services division that will provide information technology, human resources and financial services to each business segment.

This reorganisation will greatly improve the company's performance in all areas, allow us to compete more effectively, protect jobs at Qantas and, importantly, deliver better service to our customers and more fulfilling jobs for our people.

All these strategic initiatives are essential for the long term viability of Qantas, but their implementation will not in any way affect the airline's absolute commitment to operational excellence and safety in everything we do.

OUR COMMITMENT TO SAFETY AND SECURITY

Safety and security – both in the air and on the ground – are paramount at Qantas and, as Australia's national carrier and largest airline, we take our responsibilities extremely seriously.


employing 34,000 people

Los Angeles, USA_34° 4'N 118° 15'W_10.30 AM



On the ground, Qantas has introduced two important programs to enhance workplace safety – SAFE (Safe Airline For Everyone) and People Safe. SAFE has established the processes and structure to systematically manage, record and monitor safety within our business. People Safe has been developed in conjunction with safety consultants DuPont to reinforce safe behaviour and build a work culture that continuously strives to be injury free. Between May 2002 and June 2003, these programs enabled Qantas to halve its Lost Time Injury Frequency Rate.

As for security, Qantas has tripled its expenditure since the events of September 2001. The company spent more than $180 million on security measures during the 2002/03 financial year. Major investments since September 2001 have included:

- replacement and upgrading of all Qantas security screening equipment deployed throughout the network;
- installation of enhanced bullet-proof security cockpit doors on all Qantas jet aircraft, a program that will be completed in November 2003;
- development and implementation of additional security training for all flight and cabin crew;
- development and introduction of additional training for contract screening staff at all ports where Qantas is the screening authority;
- introduction of Explosive Trace Detection (ETD) equipment to inspect and clear baggage of 'failed to board' passengers; and
- introduction of freight screening using ETD, x-ray and physical search procedures.

INVESTMENT IN AIRCRAFT, PRODUCT AND SERVICE

Qantas is continuing to invest in new aircraft, aircraft enhancements, infrastructure, product and service initiatives to ensure we maintain our reputation as one of the leading airlines in the world. This year's highlights included:

- nine new Boeing 737-800s, four new Boeing 747-400ERs and four new Airbus A330-200s brought into service;
- completion of a $300 million program to fully refurbish the fleet of Boeing 747-400s, including the installation of a new, award-winning inflight entertainment system featuring seat-back videos in Economy Class;
- introduction of a new-look International Economy Class, with improvements offering customers greater choice in inflight service and greater comfort;
- expansion of the successful City*flyer* service to Perth and Canberra; and
- launch of a new uniform for Qantas frontline staff – including pilots, flight attendants and ground staff – created by leading Australian designer, Peter Morrissey.


carrying nearly 29 million passengers a year
Singapore_1°17'N_103°51'E_3:10 PM

Qantas also introduced a new international airline to the travelling public, with Australian Airlines operating its first services between Australia and Asia in October 2002 (see page 12).

In September 2003, Qantas will launch its new International Business Class, featuring Skybed – a state-of-the-art, cocoon-style sleeper seat – that will be installed on all of the airline's Boeing 747-400s from September 2003 and seven new Airbus A330-300s that will be delivered between June and December 2004.

The new International Business Class will also offer specially trained, dedicated flight attendants; new food and wine; a new service style; a self-service bar for drinks and snacks; premium quality noise cancellation headsets; and luxury amenity kits.

In addition, First Class customers will see improvements in seat comfort and cabin enhancements including new bathrooms and amenities.

A further $6 billion will be invested in new and more efficient aircraft over the next three years.

OUR COMMITMENT TO THE COMMUNITY

In April 2003, Qantas was awarded the inaugural Queensland Community Foundation Award in recognition of the company's ongoing support of communities in need, with particular mention of Qantas' efforts following the tragic bombings in Bali. Qantas, in partnership with UNICEF Australia, also won the Cultural Events and Community Activities category of *The Australian Financial Review Magazine* Corporate Partnership Awards for its Change for Good program. The company proudly continued its ongoing support of a wide range of community, cultural, arts and sporting events and organisations (see pages 24 and 25).

OUTLOOK

The hard work on reducing costs and investing in product over a sustained period has provided the platform for Qantas to transition back to satisfactory levels of profitability over the next two to three years. While conditions in the aviation industry remain challenging, Qantas expects to improve on its performance in 2003/04 while continuing to invest in its fleet, product and service.

Margaret Jackson
Chairman

Geoff Dixon
Chief Executive Officer


with a reputation for
excellence in engineering
Melbourne, Australia_37° 50'S 145° 0'E_10.30 AM


safety
Safe Airline For Everyone
PROCEDURES MANUAL
Brisbane, Australia_27° 25'S 153° 2'E_2.50 PM

Review of Operations and Activities

OUR INTERNATIONAL OPERATIONS

Giovanni Bisignani, Director-General of the International Air Transport Association, said during the year that international aviation had been hit by The Four Horsemen Of The Apocalypse – a world economic slowdown, 9/11, the war in Iraq and SARS.

The international operations of Qantas were not immune from these global forces.

During the first half of the year, demand rebounded following 9/11. However, from January 2003 onwards, the threat of global terrorism, the war in Iraq, and SARS all adversely affected demand for international air travel. Qantas reduced its planned international flying by up to 20 per cent from April 2003 and made the extremely difficult decision to suspend its twice weekly Rome services from September 2003. (Qantas has entered into a codeshare agreement with **one**world partner Cathay Pacific, offering four services a week to Rome via Hong Kong, increasing to five per week from November 2003.)

Earnings before interest and tax for international operations, including Australian Airlines, totalled $206.9 million, up from $202.8 million last year. This includes an EBIT loss of $54.5 million for the second half of the year.





operational reliability

Sydney, Australia_33° 53'S 151° 10'E_9.05 AM

A strength of Qantas lies in its ability to respond quickly to events and changes in demand due to a strategically diversified route network that reduces the airline's exposure to individual markets and allows the quick reallocation or adjustment of capacity.

At the date of this annual report, Qantas' international capacity was about 10 per cent below pre-SARS levels. International capacity is expected to return to pre-SARS levels by the end of the 2003/04 financial year.

There have been some signs of recovery. Services to the United States increased from 25 to 28 per week in July 2003 and will rise to 32 services per week from September 2003. A further increase is planned from November 2003. Qantas also plans to increase United Kingdom services from 19 to the pre-SARS level of 21 per week by November 2003. Qantas is working on a range of marketing initiatives, in conjunction with the Australian Tourist Commission and local tourism bodies, to stimulate travel to Japan and Hong Kong. Capacity on these routes will be increased from November 2003.

There is no doubt that the international aviation market will remain extremely competitive, with 37 international passenger airlines flying to and from Australia each week.

Qantas' ongoing investment program will see new seating and interiors on nearly all its international aircraft by the end of 2004. The highlight is Skybed – a new, state-of-the-art, cocoon-style sleeper seat, developed with internationally renowned Australian designer Marc Newson to provide the very best levels of comfort, privacy, flexibility and personal space. At two metres reclined, it will be the longest bed in the sky. It features extensive seat adjustment controls; a 26.4 centimetre touch screen with Qantas' award winning, multi-channel inflight entertainment system; privacy screens between seats; a back massage function; and PC power outlets that allow laptop computers to be plugged in without adaptor cables.

Skybed is the centrepiece of a new International Business Class, featuring:

- specially trained, dedicated flight attendants;
- new food and wine;
- a new service style;
- a self-service bar for drinks and snacks;
- premium quality noise cancellation headsets; and
- luxury amenity kits.

This builds on the recent $300 million refurbishment of the airline's fleet of 747-400s, including installation of a new inflight entertainment system offering in-seat videos in Economy Class, larger personal screens and PC power in Business and First Class and in-seat telephones in all classes.


exceptional customer service in the air
En route to Frankfurt, Germany, 50° 7'N 8° 41'E_11.40 PM



In addition, Qantas is:

- refurbishing its six Boeing 747-300s, installing Dreamtime Business Class seats and new seats in Economy, in-seat inflight entertainment, new interiors, enhanced cabin lighting in Business Class and PC power in Business Class that does not require an adaptor;
- opening a new lounge at Los Angeles Airport, following the opening of new international Qantas Club lounges in Sydney, Melbourne, Singapore, Bangkok, and Honolulu;
- introducing a Short Message Service (SMS) system from late September 2003, offering a reply facility that will be a world first; and
- installing a unique LED mood lighting system, the first of its kind in the skies, in First and Business Class on the Boeing 747 fleet. The system offers light schemes that harmonise with cabin activities and time of day to increase customer comfort and relaxation.

Looking further forward, Qantas will take delivery of 12 Airbus A380 aircraft from 2006. These aircraft will revolutionise international air travel and offer even greater personal space and comfort.

AUSTRALIAN AIRLINES

A new concept in international air travel to and from Australia was launched by Qantas in October 2002, when Australian Airlines made its first flights between Cairns and ports in Japan.

The wholly owned, full-service international leisure carrier has its operational base in Cairns where it services inbound markets with flights from Fukuoka, Osaka and Nagoya in Japan and also from Hong Kong and Singapore.

With a fleet of four all-economy Boeing 767-300 aircraft, and a fifth to be added in November 2003, Australian Airlines employs 300 staff and made a significant contribution to Queensland and Australian tourism during the year.

Australian Airlines was profitable until March 2003, however it recorded a loss for the June quarter due to the impact of the war in Iraq and SARS on international leisure travel in the Asia-Pacific region.

In response to SARS, Australian Airlines reduced some services in the first half of 2003. Frequency levels have now been restored to pre-SARS levels.

In an important development, and as part of its growth strategy, Australian Airlines commenced services from Australia to Bali and Sabah in June 2003. These are the airline's first services out of the south eastern states. Connecting services for international



on the ground

Wellington, New Zealand 41° 19'S 174° 46'E 4.00 PM

travellers also commenced between Cairns and the Gold Coast, and Cairns-Sydney services commenced in July 2003.

OUR ALLIANCES

Qantas has entered into a number of strategic alliances to create scale and scope for its operations, build stronger feeder traffic, improve fleet utilisation and deliver enhanced customer service, including easier transfers, greater choice and flexibility, increased frequency and increased rewards and recognition for Frequent Flyers.

Qantas is a founding member of the **one**world alliance that features seven other airlines:

- Aer Lingus
- American Airlines
- British Airways
- Cathay Pacific
- Finnair
- Iberia
- LanChile

It also has separate bilateral alliances with British Airways, American Airlines, Japan Airlines and Air Pacific and codeshare arrangements are in place with Air Calin, Air Tahiti Nui, Air Vanuatu, Alaska Airlines, Alitalia, Asiana, China Eastern, EVA Air, Gulf Air, Origin Pacific, Polynesian Airlines, South African Airways and Vietnam Airlines.

QANTAS AND BRITISH AIRWAYS

Qantas has a longstanding relationship with British Airways. Under the Joint Services Agreement (JSA), the two airlines engage in full strategic, tactical and operational cooperation on the 42 return services they operate each week between Australia and the United Kingdom. The arrangement also gives Qantas customers access to codeshared flights operated by British Airways across the United Kingdom and Europe.

Qantas and British Airways continued to coordinate sales and marketing activities worldwide and to share all costs and revenues on the JSA routes. This gave both an incentive to further improve the joint business. Additional value was generated with cost savings and revenue cooperation across a range of functions.

Ultimately, the arrangement provides customers with improved flight departure times, routings and competitively priced airfares.

Qantas and British Airways have applied to the Australian Competition and Consumer Commission (ACCC) seeking renewal of the JSA for a further 10 years.


at the gate
ydney, Australia 33° 53'S 151°10'E 9.25 AM



OUR SUPPORT FOR THE TOURISM INDUSTRY

Qantas continued its strong support for Australian inbound and domestic tourism through its excellent relationships with the Australian Tourist Commission and the various state tourism organisations.

The value of these partnerships has been highlighted by the ongoing challenges facing the aviation and tourism industries.

For example:

- Qantas and other industry partners recently combined to support a $20 million Australian Tourist Commission campaign designed to further stimulate demand for travel to Australia from foreign markets;
- the airline continued its support for the Federal Government's See Australia domestic tourism initiative, which encourages Australians to holiday in their own country; and
- Qantas was again the major sponsor of this year's Australian Tourism Exchange, the largest tourism trade show in the southern hemisphere, and of the incentive travel trade event, Dreamtime 2002, which was held in Alice Springs in September 2002.

This year, Qantas - in conjunction with the Cooperative Research Centre for Sustainable Tourism and the University of NSW - began its sponsorship of the Qantas Professorial Chair in Travel and Tourism Economics. This initiative will drive research into a range of tourism and travel issues, representing an important new contribution to the professional and academic development of the tourism industry.

The airline's ongoing contribution to the tourism industry was recently recognised, with Qantas winning a number of 2003 National Tourism Industry Awards, including Best Airline (International), Best Airline (Domestic) and Best Airline (Regional), as well as a special award for Outstanding Contribution by a Company.

OUR DOMESTIC OPERATIONS

Qantas' domestic operations were adversely affected by the major global events of the year as nearly 15 per cent of domestic passengers come from inbound international services. While some travellers who had planned to travel internationally switched to local destinations instead, they mostly purchased deeply discounted leisure fares.

Domestic operations, including QantasLink, contributed $223.0 million in earnings before interest and tax for the year, down from $340.7 million last year.


in the lounge
Sydney, Australia_33° 53'S 151°10'E_3.20 PM


on the internet
Adelaide, Australia_34° 52'S 138° 30'E_7.30 PM

Qantas is continuing to invest in new, two-class Next Generation Boeing 737-800s for its domestic operations and this fleet has grown to 19 since February 2002.

This is part of a fleet strategy that will increase the commonality and efficiency of both the international and domestic fleets, with:

- four Airbus A330-200s, which currently fly domestically, to move to international operations, together with the seven Airbus A330-300s that will be delivered in the second half of 2004; and
- the Boeing 767-300 fleet, which currently operates internationally, to replace the Airbus A330-200s domestically, operating major domestic routes together with the growing Boeing 737-800 fleet and refurbished Boeing 737-400s.

Overall, Qantas will have a younger domestic fleet offering customers a better product as well as further improving reliability and on-time performance.

Qantas has also overhauled its domestic fare structure in the biggest change to fares since the deregulation of domestic aviation 13 years ago. The new, simpler structure, introduced from June 2003, allows business and leisure travellers to mix and match one way fares to combine affordability and flexibility to better suit their individual travel needs.

It applies to more than 500 city pair combinations across the entire Qantas domestic and QantasLink regional network. The changes also allow customers to make itinerary changes right up to the day before travel for all fares, and right up to departure for flexible fares.

The new domestic fare structure complements significant enhancements to the qantas.com internet site, with a booking engine that has made it faster to book online, and which ensures customers have access to the full range of fares available for their chosen route.

More than 25 per cent of domestic bookings are now made through qantas.com.

Other investments in domestic services and infrastructure included:

- opening of new or upgraded domestic Qantas Club lounges in Sydney, Melbourne, Brisbane, Perth and Adelaide, featuring more seating and more technology to suit the needs of the business traveller. New lounges will also be opened in Townsville, Darwin and the Gold Coast;
- upgrading of meals on all domestic services;
- introduction of self-service QuickCheck kiosks at Sydney, Melbourne, Brisbane and Canberra domestic airports, to streamline the check-in process; and


in business
Winston-Salem, USA_36° 6'N 80° 15'W_9.30 PM



- expansion of the successful City*flyer* service to Canberra and Perth, and the introduction of a new international style of inflight service for the transcontinental services.

City*flyer* was launched on the Sydney-Melbourne route in July 2001 and was so successful that it has been extended to Brisbane, Adelaide, Canberra and Perth.

City*flyer* streamlines the airport process for business travellers and includes:

- priority departure gates nearest to airport security screening and Qantas Club lounges;
- complimentary newspapers for early morning flights;
- dedicated baggage carousels; and
- free bar service after 4.00pm.

OUR REGIONAL OPERATIONS

In addition to core domestic airline services, QantasLink operates over 2,500 flights a week across an extensive regional network.

QantasLink employs approximately 1,600 people and has:

- operational bases in Sydney, Melbourne, Brisbane, Hobart, Cairns and Mildura;
- a Dash 8 heavy maintenance facility and administration centre in Tamworth;
- Dash 8 line maintenance facilities in Mildura, Sydney, Brisbane and Melbourne; and
- a Boeing 717 heavy maintenance facility in Newcastle.

During the year, Qantas restructured the management and administration functions of the regional airline group to reduce duplication.

The previously separate management of the two jet airline businesses, Impulse Airlines and Airlink, was consolidated and the operations of Southern Australia Airlines were integrated into Eastern Australia Airlines and Airlink.

QantasLink also completed a major rationalisation of its turboprop fleet to achieve a single turboprop fleet type – the de Havilland Dash 8 aircraft.

New 50-seat Dash 8-Q300s were ordered to increase capacity and frequency on regional routes in NSW, Queensland, Victoria and Tasmania. The use of a common fleet of larger aircraft – following the withdrawal and sale of the Beechcraft 1900 and Shorts 360 fleets – has delivered an enhanced inflight experience for regional customers and efficiency savings for the airline.

QantasLink was successful in winning a five year tender from the Queensland Government to operate air services on regulated routes to Weipa, Horn Island, Longreach, Barcaldine, Blackall, Roma and Charleville.


in economy
En route to Hong Kong_22° 11'N 114° 14'E 1.50 PM


on holiday
Cairns, Australia_16° 57'S 145° 45'E 12.10 PM

QantasLink continued to develop relationships with a number of other regional airlines during the year. These partnerships extend the regional network available to Qantas customers and give customers of partner airlines access to a range of benefits including bookings via the Qantas global distribution system, seamless through check-in to and from the Qantas network and participation in the Qantas Frequent Flyer program. In turn, these relationships support the growth and viability of smaller operators, who play a vital role in the provision of air services to rural and regional Australia.

QantasLink also strengthened its support for a wide range of rural and regional events and organisations, including the extension of its sponsorship of the QantasLink Newcastle Knights, the development of a new relationship with Landcare Australia, and ongoing support for communities, charities, schools and sporting groups in regional Australia.

QANTAS FREIGHT

Qantas has been carrying freight since the airline's inaugural service in November 1922 and uplifting international airmail since the airline's first international flight between Darwin and Singapore in February 1935.

Employing approximately 700 staff across the network, Qantas Freight offers a varied and flexible range of services in the carriage of cargo, mail and express items on all international sectors. Domestic freight is marketed by Australian air Express, a 50 per cent joint venture with Australia Post. Australian air Express is the largest express freight company in Australia.

Qantas Freight also has an arrangement to access freight capacity on certain routes flown by dedicated freighter operators and provides its own customs brokerage service to process customs clearance. It has handling facilities at all major Australian airports, including a dedicated express and mail handling unit in Sydney.

Qantas Freight is an industry leader in e-commerce, with the majority of bookings now made online, and a range of services on hand to provide fast and easy access to accurate information on worldwide freight movements around the clock.

During the year, Qantas Freight joined three key Asia-Pacific air freight carriers in expanding their e-business capabilities by forming a new Internet-based cargo portal – ezycargo.com. The initiative has the potential for global expansion with partnerships with other carriers.


QANTAS
FLIGHT CATERING
FOOD TRANSPORT VEHICLE
through catering
Melbourne, Australia 37° 50'S 145° 0'E 10.55 AM



QANTAS CATERING

Qantas Flight Catering Holdings Limited (QFCH) is a wholly owned subsidiary of Qantas and operates two catering businesses – Qantas Flight Catering Limited (QFCL) and Caterair Airport Services Proprietary Limited (Caterair).

QFCL has catering centres in five Australian ports - Sydney, Melbourne, Brisbane, Adelaide and Perth. Caterair has catering centres in Cairns and Sydney and is a joint venture which is fully managed by QFCH. The businesses employ more than 3,800 people.

Qantas Catering's earnings before interest and tax improved by $3.7 million, or 5.3 per cent, to $73.3 million, with overall meals produced increasing by 4.5 per cent and flights handled increasing by 6.6 per cent.

During the year, QFCL and Caterair produced nearly 40 million meals for Qantas and over 30 external customers including airline, rail and hospital clients.

Snap Fresh, another wholly owned Qantas subsidiary and Australia's first centralised meal production facility for the airline industry, marked its first anniversary of operation in February 2003.

Snap Fresh product has been developed specially for Qantas, with more than 130,000 meals produced each week. Snap Fresh also began servicing its first external airline customers in 2002/03.

A key strategy for Snap Fresh is to break into new business areas, and specifically non-airline markets such as the hospitality, health care and mining industries.

QANTAS HOLIDAYS

QH Tours, trading under the brands Qantas Holidays and Viva! Holidays, continues to be Australia's leading wholesaler of domestic and international holidays. The business employs more than 1,100 staff in Australia and overseas. In addition to its Australian operations, QH Tours is established globally through its subsidiary companies in Asia and Europe.

Within Australia, Qantas Holidays and Viva! Holidays market travel packages and products in a number of ways, including via 34 brochures covering a wide range of destinations in Australia, Asia, Africa, Europe, the Pacific, Canada and the United States.

A recent initiative involved Qantas Holidays launching an online consumer booking engine for domestic accommodation bookings and access to brochures.

This increase in Qantas Holidays' online presence was accompanied by the redesign of the Industry Sales Site for travel agents.

In 2002/03, QH Tours increased earnings before interest and tax by 2.8 per cent to $43.6 million, primarily due to stronger domestic demand. Overall, domestic and international sales increased slightly, in spite of the international outbound market


AKE 36658 QF
QANTAS
35450 QF
ANTAS
and freight
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suffering from the effects of the Bali bombings, the ongoing threat of terrorism, the war in Iraq and SARS.

Qantas Holidays is working closely with the new international carrier Australian Airlines to market and sell holiday packages to the airline's outbound destinations of Bali and Sabah.

Qantas Holidays was also recently recognised for its contribution to the Australian travel industry, when it was jointly named Best Wholesaler (National) at the 2003 National Tourism Industry Awards.

OUR ENGINEERING AND MAINTENANCE OPERATIONS

As one of the largest aircraft engineering and maintenance facilities in the Asia Pacific region, Qantas Engineering Technical Operations and Maintenance Services (ETOMS) is effectively a multi-million dollar business operation which has established an international reputation for excellence.

The ETOMS Division employs nearly 6,000 employees at major maintenance facilities in Sydney and Melbourne and at line stations around Australia and at several overseas locations, providing a comprehensive range of engineering, maintenance, inventory, training and support services for aircraft, engines and components.

Sydney facilities are responsible for maintaining the airline's wide-body Boeing aircraft and large fan engines. The Melbourne facility caters for the narrow-body Boeing fleet.

Qantas' continuing investment in engineering and maintenance infrastructure is highlighted by its decision to establish a Boeing 767 major maintenance hangar in Brisbane in 2004. The new facility will be capable of maintaining aircraft up to Boeing 747 size and will cater for growth of the Qantas fleet.

Line maintenance hangars were also acquired in Brisbane and Adelaide over the last year to support future fleet growth.

Qantas' engineering and maintenance is currently in the advanced stages of planning to provide future maintenance support for new aircraft, engine and component types, and the division continued to undertake a significant amount of business for third parties.

Qantas is also continuing to invest in engineering and maintenance training. During the year, Qantas announced the expansion of its 2003 apprenticeship program, seeking applications for at least an additional 70 aircraft maintenance apprentices to be based in Sydney. These were in addition to 170 apprenticeships that had already been offered in Sydney and Melbourne. Nearly 500 apprentices are currently employed.

As the fleet expands with new types of aircraft and engines, Qantas' commitment to an ongoing apprenticeship program is integral to the core business objective of ensuring the fleet is maintained to the highest standards of reliability and safety. Apprentices will also be based in Brisbane at the new Boeing 767 maintenance base.



Qantas is a world leader in the selection of new aircraft types

Seattle, USA_47° 36'N 122° 20'W_11.00 AM

OUR FLEET

Qantas continues to be a world leader in the selection of new aircraft types.

At 30 June 2003, the Qantas fleet totalled 196 aircraft.

During the year, 17 aircraft entered service:

- nine Boeing 737-800s
- four Boeing 747-400ERs
- four Airbus A330-200s

Highlights of the year included:

- delivery to Qantas of the world's first passenger Boeing 747-400ER aircraft. At the date of this annual report, Qantas has a fleet of six 747-400ERs, providing capacity to meet passenger growth on international long haul routes and, importantly, allowing Qantas to operate trans-Pacific and European routes with fewer payload restrictions;
- delivery of the first Qantas Airbus aircraft, an A330-200, in December 2002. Qantas now has four A330-200s in service and the A330 fleet will increase to 13 over the next three years. The Airbus A330 offers the flexibility to meet changing requirements in both domestic and international markets as well as a wider and more spacious cabin;
- the aviation milestone achieved in the delivery of the second Airbus A330-200 to join the Qantas fleet, when the aircraft flew non-stop for 20 hours and over almost 17,000 kilometres between Toulouse and Melbourne;
- donation of a retired Boeing 747-200 to the Qantas Founders' Outback Museum in Longreach where it now holds pride of place as a major local tourist attraction;
- announcement that the fleet of seven Boeing 767-200 aircraft would be progressively retired between June 2003 and September 2004; and
- return of two BAe146 aircraft at the expiry of their lease terms in November 2002.

Looking forward, a great deal of work is being done in preparation for the deliver of the first Qantas Airbus A380 in 2006.

The A380 will offer customers greater personal space and comfort while achieving increased payload capability, operational benefits and reduced aircraft operating costs.

The A380 will accommodate up to 555 passengers in a standard three class configuration, compared to 416 passengers on the Boeing 747-400ER which is currently used on similar routes. The larger payload of the A380 will provide greater opportunities to expand capacity at slot constrained airports around the world.




with billions of dollars
invested in its fleet
Toulouse, France 43° 37'N 1° 27'E 1.30 PM

OPERATIONAL AIRCRAFT FLEET (as at 30 June 2003)*

Aircraft Type	Owned, HP & Finance Leases	Other Operating Leases	Total in Service
Boeing 747-400	18	6	24
Boeing 747-400ER	4	–	4
Boeing 747-300	6	–	6
Boeing 767-300ER	17	12	29
Boeing 767-200ER	6	–	6
Boeing 737-800	18	–	18
Boeing 737-400	21	1	22
Boeing 737-300	17	4	21
Boeing 717-200	–	14	14
Airbus A330-200	4	–	4
British Aerospace 146	–	15	15
de Havilland Dash 8	29	4	33
Total Qantas Fleet	**140**	**56**	**196**

* includes 4 x Boeing 767-300ERs operated by Qantas subsidiary Australian Airlines

Between 30 June 2003 and the date of this annual report, an additional two Boeing 747-400ERs, one Boeing 737-800 and two de Havilland Dash 8-Q300s have joined the fleet


Spirit of
AUSTRALIAN AIRLINES
Qantas is the world's second-oldest airline
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INFORMATION TECHNOLOGY

As part of the drive to reduce business costs, Qantas established and then embarked on a computer operations, network and telecommunications strategy designed to contain operating expenditure and reduce IT unit costs.

The strategy includes a specific focus on investment in programs designed to enable business change and the need to simplify technology infrastructure by retiring high cost components and looking to outsource commodity services to managed service providers where possible and practical.

During the year, two important IT projects were implemented:

- the eQ Program, which provides Qantas with new human resources, finance, payroll, purchasing and customer systems to help increase productivity and efficiency. eQ uses a managed service model that involves Qantas staff working closely with IBM Global Services Australia (which is providing infrastructure and hosting services), IBM Business Consulting Services (which is leading implementation activities) and Oracle Corporation (which is delivering application and technical platforms); and
- in November 2002 Qantas also completed the first major phase of the Triton Program which involved the successful transfer of all airline reservations processing to strategic partner Amadeus.

THE ENVIRONMENT

Qantas remained committed to continual improvement in environmental performance by planning and managing operations in a manner that minimises effects on the environment.

In 2002/03 the airline focused particularly on waste management, resource use efficiency, aircraft noise and fuel emissions, with Environmental Management Plans developed by local environment committees to address environmental issues at major operational sites.

Resource management projects resulted in increased energy and water efficiency at ground facilities, with innovative work undertaken in energy management recognised through the Energy Smart Awards of the NSW Sustainable Energy Development Authority.

Qantas also continued to expand recycling programs, with the Starlight Foundation, the Australian Cranio Maxillo Facial Foundation in Adelaide and Brisbane's Royal Children's Hospital the beneficiaries of the proceeds of an aluminium can recovery program.


NTAS
Spirit
OF FRIENDSH
with on the world's
most re cted brands
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and a fresh, modern image
Sydney, Australia_33° 53'S 151° 10'E_11.25 AM

Qantas will continue to pursue environmental performance improvements through fleet planning, working with relevant government and community groups, implementing online environmental training for staff and developing further waste management initiatives.

MANAGING OUR RISKS

FOREIGN CURRENCY RISK

Qantas is exposed to foreign exchange rate fluctuations on the Australian dollar value of foreign currency denominated revenues and expenses. Qantas earns revenues in approximately 80 countries. The foreign currency costs of Qantas are primarily denominated in US dollars and relate largely to fuel, engineering and maintenance, landing fees, air navigation charges and lease rentals. Although Qantas has expenditures in many foreign currencies other than US dollars, revenues earned in those currencies generally offset or exceed this expenditure.

Qantas is also exposed to foreign exchange risk on the residual value of its aircraft, its foreign currency borrowings and on a large proportion of its capital expenditure as its aircraft are purchased in US dollars. Qantas seeks to mitigate its foreign currency exposures by using a variety of long term and short term hedging instruments in accordance with the company's risk management policies.

CREDIT RISK

Credit risk arises primarily from financial instruments and security deposits entered into as part of long term aircraft financing structures and long term and short term hedging and investment activities. Credit exposure is measured as the cost of replacing existing transactions should a counterparty default.

Our risk management policies restrict our dealings with financial institutions to those with certain minimum credit ratings and limit the maximum exposure to any one counterparty. Movements outside these guidelines must be approved by the Board.

INCREASES IN FUEL COSTS

Fuel costs are a significant portion of the operating expenses of an airline. Fuel prices continue to be susceptible to a number of factors, including international political and economic circumstances, such as the war in Iraq. Qantas cannot control near or long term fuel prices or the events that affect fuel prices. In accordance with its risk management policies, Qantas uses options and swaps on aviation fuel and crude oil to hedge its exposure to movements in the price of aviation fuel.



UNICEF



Pathfinders



Qantas Cabin Crew Team



Bangarra Dance Company



Australian Youth Orchestra



Sydney Dance Company



Soccer Australia



Australian Swimming



Australian Cricket Board



Australian Rugby Union

and of course, supporting the community!

OUR COMMITMENT TO THE COMMUNITY

In a difficult operating environment, Qantas continued with its commitment to the highest standards of corporate social responsibility. During the year, Qantas acted quickly to assist customers and other Australians in need on numerous occasions. The airline is a proud financial and hands on supporter of a wide range of community, arts and sporting organisations, in keeping with the company's concern for the communities it serves and in which it operates.

In April 2003, Qantas was awarded the inaugural Queensland Community Foundation Award in recognition of the company's ongoing support of communities in need, with particular mention of Qantas' efforts following the tragic bombings in Bali.

Qantas responded to the Bali bombings by carrying more than 4,500 people from Bali to Australia (including many people with tickets to travel on other airlines); scheduling nine special evacuation flights in addition to regular scheduled services; sending two Qantas doctors and three Qantas nurses to Denpasar to provide medical assistance; carrying 16 medical specialists from Emergency Management Australia to Bali; carrying medical supplies to Bali; and working with the Department of Foreign Affairs and Trade on the repatriation of victims' remains.

Following the devastating bushfires which hit Canberra and Sydney over the summer, Qantas transported firefighters to areas in need, offered free domestic seats to Canberra residents who had lost their homes to the fires and needed to relocate to other Australian cities, positioned extra staff from Sydney to Canberra to assist at the airport and to relieve Qantas staff who had lost or were defending their own homes and offered support groups working with affected people Qantas blankets and free meals.

In partnership with UNICEF Australia, the airline received national recognition for the Change for Good program, winning the Cultural Events and Community Activities category of *The Australian Financial Review* Magazine Corporate Partnership Awards. With the program now in its 12th year, Qantas was the first airline in the world to implement the initiative which has raised more than $8.6 million since 1991 for UNICEF programs that help disadvantaged children around the world. The program has also been adopted by Qantas' **one**world partner airlines as their global charity, with US$37.4 million raised to date.

Through groups such as Pathfinders and the Qantas Cabin Crew Team, Qantas staff continued to raise significant funds for a range of causes.

Qantas also continued its strong track record in Indigenous employment. The airline has had an Aboriginal and Torres Strait Islander employment and training program in place since 1988 and currently employees 213 Aboriginal and Torres Strait Islander people across all areas of operation. The program aims to increase this number to 240 by next year.

This commitment to creating employment opportunities for Indigenous Australians was strengthened by Qantas' participation in the Federal Government's Corporate


QANTASLINK
Leukemia Foundation


CARE Australia


Mission Australia


QANTAS
Spinal Injury Research


Australian Formula One Grand Prix


Starlight Tennis Cup


National Rugby League


QANTAS
75th Anniversary Re-enactment of the first trans-Pacific Flight


Landcare Australia


Clean Up Australia

Leaders for Indigenous Employment program which aims to generate more jobs in the private sector for Indigenous people.

In the sporting arena, October 2002 saw Qantas and British Airways confirmed as the Official Airlines of the world's third largest sporting event - Rugby World Cup 2003. This is Qantas' biggest ever sponsorship commitment which includes flying players, officials and tens of thousands of fans to Australia.

Qantas became synonymous with the future of Australian soccer in January 2003, when it became naming rights sponsor of all of the country's national soccer teams. This long term investment in Soccer Australia builds on a partnership that has been in place for many years.

QantasLink also worked with the National Rugby League to implement the highly successful QantasLink Rugby League Clinic, an initiative that took star country-born players back to their home towns to encourage local children to take up the game at the grass roots level.

The events, activities and organisations supported by Qantas include:

COMMUNITY ORGANISATIONS

- Bobby Goldsmith Foundation
- Brain Foundation
- Canteen
- CARE Australia
- Clean Up Australia
- Foodbank Australia
- Garvan Institute
- Juvenile Diabetes Foundation
- Landcare Australia
- National Breast Cancer Foundation
- Prime Minister's Disability Awards
- Starlight Children's Foundation of Australia
- Taronga Park Zoo
- UNICEF
- World Vision Australia

THE ARTS

- Australia Business Arts Foundation
- Australian Ballet
- Australian Brandenburg Orchestra
- Australian Chamber Orchestra
- Australian Youth Orchestra
- Bangarra Dance Company
- Bell Shakespeare Company
- Opera Australia
- Sydney Dance Company
- Tropfest

SPORT

- Arafura Games
- Athletics Australia
- Australian Basketball
- Australian Cricket Board
- Australian Football League
- Australian Formula One Grand Prix
- Australian Olympic Committee
- Australian Rugby Union
- Australian Swimming
- IndyCar Grand Prix
- National Aboriginal Sports Corporation
- National Rugby League
- Netball Australia
- Rally Australia
- Royal Life Saving Society of Australia
- Soccer Australia
- Special Olympics Australia
- Sport Australia Hall of Fame
- Tennis Australia



Margaret Jackson, AC
Chairman



Geoff Dixon
Chief Executive Officer



Peter Gregg
Chief Financial Officer



Jim Kennedy, AO, CBE
Non-Executive Director



Trevor Kennedy, AM
Non-Executive Director

Board of Directors

MARGARET JACKSON, AC
Chairman, Age 50

- Appointed to the Board in July 1992 and as Chairman in August 2000
- Chairperson of Methodist Ladies College, Melbourne
- Director of Australia and New Zealand Banking Group Limited, Billabong International Limited and John Fairfax Holdings Limited
- Fellow of the Institute of Chartered Accountants in Australia
- Member of the Business Council of Australia Chairman's Panel
- Council Member of the Asialink Centre

GEOFF DIXON
Chief Executive Officer, Age 63

- Appointed to the Board in August 2000 and as Chief Executive Officer in March 2001
- Member of the Safety, Environment & Security Committee and Chairman of a number of controlled entities of Qantas
- Director of Leighton Holdings Limited and Air Pacific Limited
- Member of the International Marketing Institute of Australia
- Member of the Boards of Mission Australia and the Starlight Foundation

PETER GREGG
Chief Financial Officer, Age 48

- Appointed to the Board in September 2000
- Director of a number of controlled entities of Qantas
- Director of Air Pacific Limited
- Fellow of the Finance & Treasury Association
- Member of the Australian Institute of Company Directors

JIM KENNEDY, AO, CBE
Non-Executive Director, Age 69

- Appointed to the Board in October 1995
- Chairman of the Audit Committee
- Member of the Chairman's Committee
- Deputy Chairman of GWA International Limited
- Director of the Australian Stock Exchange Limited, Macquarie Goodman Funds Management Limited and Suncorp-Metway Limited
- Member of the Advisory Board of Blake Dawson Waldron

TREVOR KENNEDY, AM
Non-Executive Director, Age 61

- Appointed to the Board in April 1994
- Director of Qantas Superannuation Limited
- Chairman of Oil Search Limited and Cypress Lakes Group Limited
- Deputy Chairman of CTI Logistics Limited
- Director of several other public and private companies including Downer EDI Limited, FTR Holdings Limited and RG Capital Radio Limited



Paul Anderson
Non-Executive Director



Mike Codd, AC
Non-Executive Director



Trevor Eastwood, AM
Non-Executive Director



Roger Maynard
Non-Executive Director



Dr John Schubert
Non-Executive Director



Nick Tait, OBE
Non-Executive Director

PAUL ANDERSON
Non-Executive Director, Age 58

- Appointed to the Board in September 2002
- Non-Executive Director of US-based Temple-Inland Inc and Fluor Corporation
- Member of the Board and Vice President of the Business Council of Australia
- Global Counsellor for The Conference Board

MIKE CODD, AC
Non-Executive Director, Age 63

- Appointed to the Board in January 1992
- Chairman of the Safety, Environment & Security Committee
- Member of the Audit Committee
- Chancellor, University of Wollongong
- Chairman of National Australia Asset Management Limited and National Corporate Investment Services Limited
- Director of National Wealth Management Holdings Limited, National Australia Financial Management Limited, National Australia Fund Management Limited, MLC Limited, MLC Investments Limited and Toogoolawa Consulting Pty Limited
- Member of the Advisory Boards of Spencer Stuart and Blake Dawson Waldron

TREVOR EASTWOOD, AM
Non-Executive Director, Age 61

- Appointed to the Board in October 1995
- Member of the Audit Committee and the Chairman's Committee
- Chairman of Wesfarmers Limited
- Fellow of Curtin University, the Australian Institute of Management and the Australian Institute of Company Directors

ROGER MAYNARD
Non-Executive Director, Age 60

- Appointed to the Board by British Airways Plc in March 1993
- Member of the Audit Committee
- Director of Investments and Alliances for British Airways Plc
- Chairman of British Airways Citi-Express
- Director of Iberia, Lineas Aereas de Espana, S.A

DR JOHN SCHUBERT
Non-Executive Director, Age 60

- Appointed to the Board in October 2000
- Member of the Safety, Environment & Security Committee
- Deputy Chairman of Commonwealth Bank of Australia
- Director of BHP Billiton Limited and BHP Billiton Plc
- President of the Business Council of Australia
- Chairman of Worley Group Limited
- Chairman of G2 Therapies Limited
- Director of the Australian Graduate School of Management Limited, the Great Barrier Reef Research Foundation and the Salvation Army Advisory Board

NICK TAIT, OBE
Non-Executive Director, Age 64

- Appointed to the Board by British Airways Plc in March 1993
- Member of the Safety, Environment & Security Committee and Chairman's Committee
- Director of the Garvan Research Foundation
- Member of the Global Foundation Advisory Council
- Fellow of the Australian Institute of Company Directors

EXECUTIVE COMMITTEE

Geoff Dixon
Chief Executive Officer

Peter Gregg
Chief Financial Officer

Denis Adams
Chief Executive Officer
Australian Airlines

Fiona Balfour
Executive General Manager
and Chief Information Officer

John Borghetti
Executive General Manager
Sales and Marketing

Kevin Brown
Executive General Manager
Human Resources

Paul Edwards
Executive General Manager
Airline Strategy and Network

Grant Fenn
Executive General Manager
Finance and Deputy Chief Financial Officer

David Forsyth
Executive General Manager
Aircraft Operations

Narendra Kumar
Executive General Manager
Subsidiary Businesses

Curtis Davies
Group General Manager
Sustainable Future

David Hawes
Group General Manager
Government and International Relations

Brett Johnson
General Counsel &
Company Secretary

Michael Sharp
Group General Manager
Corporate Communication

BOARD RESPONSIBILITIES

In preparing this Statement, the Qantas Board has focussed on the structure and values which it has in place to ensure that the Board protects and enhances shareholder value. The Board endorses each of the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (ASX Principles) published in March 2003.

On 1 September 2003, the Board adopted a formal Board Charter. A copy of the Board Charter will be available on the Corporate Governance section of the Qantas website (www.qantas.com).

The Board maintains, and ensures that Qantas management maintains, the highest level of corporate ethics. The Board comprises a majority of independent Non-Executive Directors who, together with the BA Directors and Executive Directors, have extensive commercial experience and bring independence, accountability and judgment to the Board's deliberations to ensure maximum benefit to shareholders, employees and the wider community.

In particular, the Board:

- promotes ethical and responsible decision-making
- ensures compliance with laws, regulations and all appropriate accounting standards
- sets and reviews strategic direction and approves the annual operating budget
- oversees the Qantas Group, including its control and accountability systems
- monitors the operating and financial performance of the Qantas Group
- monitors the performance of the Chief Executive Officer, Chief Financial Officer and executive management
- ensures a clear relationship between performance and executive remuneration
- monitors risk management
- ensures that the market and shareholders are fully informed of material developments
- recognises the legitimate interests of stakeholders

BOARD STRUCTURE

- 11 Directors
- seven independent Non-Executive Directors elected by shareholders other than British Airways – the independent Non-Executive Directors are:
  - Margaret Jackson (Chairman)
  - Paul Anderson
  - Michael Codd
  - Trevor Eastwood
  - Jim Kennedy
  - Trevor Kennedy
  - John Schubert
- a Qantas Non-Executive Director will be considered to be independent if they:
  - are not a substantial shareholder of Qantas, or an officer of, or otherwise associated directly with, a substantial shareholder of Qantas (as such, the BA Directors are not considered to be independent)
  - have not, within the last three years, been employed in an executive capacity by the Qantas Group
  - have not, within the last three years, been a principal of a material professional adviser or a material consultant to the Qantas Group or an employee materially associated with the service provided
  - are not a material supplier or customer of the Qantas Group, or an officer of or otherwise associated directly or indirectly with, a material supplier or customer
  - have no material contractual relationship with the Qantas Group other than as a Director
  - are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of Qantas
- materiality thresholds for determining the independence of Non-Executive Directors are:
  - for Directors:
    - a relationship which accounts for more than 10% of his/her gross income (other than Director's Fees paid by Qantas)
    - when the relationship is with a firm, company or entity, in respect of which the Director (or any associate) has more than a 20% shareholding if a private company or 2% shareholding if a listed company
  - for Qantas:
    - in respect of advisers or consultants – where fees paid exceed $2 million pa
    - in respect of suppliers – where goods or services purchased by the Qantas Group exceed $100 million pa (other than banks, where materiality must be determined on a case by case basis)
    - in respect of customers – where goods or services supplied by Qantas Group exceed $100 million pa
- Qantas, as the principal Australian airline, has commercial relationships with most, if not all, major entities in Australia. As such, in determining whether a Non-Executive Director is independent, simply being a non-executive director on the board of another entity is not, in itself, sufficient to affect independence. Nevertheless, any Director on the Board of another entity is ordinarily expected to excuse themselves from any meeting where that entity's commercial relationship with Qantas is directly or indirectly discussed. BA Directors must consult with the Chairman on a case by case basis their attendance during discussions concerning the relationship between Qantas and British Airways

- maximum 12 year term for independent Non-Executive Directors and six year term for the Chairman
- Chairman is an independent Non-Executive Director
- two Non-Executive Directors are appointed by British Airways (a right acquired from the Australian Government in 1993 when British Airways purchased its shareholding)
- two Executive Directors – Chief Executive Officer and Chief Financial Officer
- new independent Non-Executive Directors are nominated by the Chairman's Committee, appointed by the other independent Non-Executive Directors and elected by shareholders
- details of the Directors, their qualifications and tenure in office are on pages 26 and 27
- at the 2000 Annual General Meeting, shareholders approved the entering of Director Protection Deeds with each Director

AUSTRALIAN PROVISIONS

- the Constitution contains provisions to ensure the independence of the Qantas Board and to protect the airline's position as the Australian flag carrier:
  - head office must be in Australia
  - two-thirds of the Directors must be Australian citizens
  - Chairman must be an Australian citizen
  - British Airways cannot vote in any election of independent Non-Executive Directors
  - quorum for a Directors' meeting must include a majority of non-BA Directors who are Australian citizens and at least one BA Director
  - maximum 49% aggregate foreign ownership
  - maximum 35% aggregate foreign airline ownership
  - maximum 25% ownership by one foreign person

BOARD MEETINGS

- eight formal meetings a year
- additional meetings held as required (eg during the crises resulting from the Sudden Acute Respiratory Syndrome (SARS) outbreak and war in Iraq)
- two-day meeting held each year to review and approve the strategy and financial plan for the next financial year

COMMITTEES

- Board does not delegate major decisions to Committees
- Committees are responsible for considering detailed issues and making recommendations to the Board
- Audit Committee – assists the Board in fulfilling its audit, accounting and reporting obligations, monitors internal and external auditors (including the independence of the external auditors) and monitors business risk management and compliance with legal and statutory obligations
- Safety, Environment & Security Committee – receives detailed reports on all safety (including occupational health and safety), environment and security aspects of the airline and ensures that the appropriate risk management procedures are in place to protect the airline, its passengers, employees and the community
- Chairman's Committee (fulfils the functions of the nominations and remuneration committees for the purposes of the ASX Principles) – reviews Board's performance and remuneration, nomination of new Directors, recommends remuneration for Chief Executive Officer, Chief Financial Officer and senior executives and monitors succession planning
- Nominations Committee – approval of Chairman and any Alternate Directors
- the Audit Committee, Safety, Environment & Security Committee and Chairman's Committee operate under formal Charters which are updated regularly. A copy of the Charter for each Committee will be available on the Corporate Governance section of the Qantas website
- independent Non-Executive Directors are a majority on and hold the Chair of all Committees
- Chairman of the Audit Committee has appropriate financial experience
- the experience/qualifications of Committee members is set out on pages 26 and 27
- membership of and attendance at 2003 Board and Committee meetings are detailed on page 34

REMUNERATION

- the Qantas remuneration policy (Qantas Executive Remuneration Philosophy and Objectives) Policy adopted by the Board on 20 August 2003 is Attachment 1 to this Statement
- remuneration of the Directors and top five executives is disclosed on pages 35 to 38
- on retirement, Qantas Directors are entitled to statutory superannuation and certain travel benefits (see page 38)

STANDARDS

- annual review of Board performance
- active participation by all Directors at all meetings
- open access to information
- regular management presentations and visits to interstate/offshore operations
- Chief Executive Officer and Chief Financial Officer have certified the accuracy and completeness of financial information prepared in accordance with relevant accounting standards as provided to the Board
- Chief Executive Officer and Chief Financial Officer have certified that a sound system of risk oversight and management controls have been developed to identify, assess, monitor and manage risk and to inform the Board and shareholders of any material change in the risk profile of the Qantas Group and that they are not aware of any material breakdowns in the operation of this system during the year

- independent professional advice is available to the Directors if necessary, at the expense of Qantas
- formal Code of Conduct – including conflict of interest, formal share trading procedures and compliance with legal and other obligations to legitimate stakeholders. A copy of the Qantas Code of Conduct will be available on the Corporate Governance section of the Qantas website
- all equity-based executive remuneration made in accordance with plans approved by shareholders
- formal Continuous Disclosure Policy – ensures compliance with the Listing Rules and Corporations Act and that all shareholders and the market has equal access to material information. A copy of the Continuous Disclosure Policy will be available on the Corporate Governance section of the Qantas website

EXTERNAL AUDITOR INDEPENDENCE

- the Board and Audit Committee closely monitors the independence of the external auditors
- regularly reviews the independence safeguards put in place by the external auditors
- requires the rotation of the audit partner every five years
- policies to restrict the type of non-audit services which can be provided by the external auditors
- undertakes a detailed monthly review of non-audit fees paid to the external auditor
- imposes restrictions on the employment of ex-employees of the external auditor
- the Audit Committee meets regularly with management without the external auditors and with the external auditors without management
- external auditor attends the Annual General Meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report

SHAREHOLDERS

- Shareholder Communications Policy – promotes effective communication with shareholders and encourages effective participation at general meetings. A copy of the formal Policy will be available on the Corporate Governance section of the Qantas website

ATTACHMENT 1

EXECUTIVE REMUNERATION PHILOSOPHY AND OBJECTIVES

Qantas' policy is to ensure that remuneration properly reflects the duties and responsibilities of its executives, and that remuneration is competitive in attracting, motivating and retaining people of the highest calibre.

This is achieved via a mixture of:

- Fixed Annual Remuneration;
- The Performance Plan, comprising:

  The Performance Cash Plan - a short term cash incentive; and

  The Performance Equity Plan - made up of a medium-term incentive (the Performance Share Plan) and a long-term incentive (the Performance Rights Plan); and
- Concessionary Travel Benefits, Service Payments and other retention tools, and other discretionary benefits considered appropriate from time to time.

The Chairman's Committee play a critical role in reviewing and recommending to the Qantas Board on matters of remuneration policy, specific recommendations relating to Senior Executives and all matters concerning equity plans and awards.

The guiding principles in managing remuneration for executives are that:

- all elements of remuneration should be set at an appropriate level having regard to market practice for roles of similar scope and skill;
- the Performance Plan should be used to differentiate reward for high performers and to encourage continuously higher levels of performance;
- the Performance Plan should be clearly linked to appropriate goals via a robust performance management system; and
- the Performance Equity Plan, comprising the Performance Share Plan and Performance Rights Plan elements of the Performance Plan, should be used to align the interests of executives with shareholders, support a culture of employee share ownership and act as a retention initiative.

Overall the mix of the Remuneration program is consistent with market practice.

FIXED ANNUAL REMUNERATION (FAR)

Salary decisions are based on the concept of Fixed Annual Remuneration (FAR), which involves a guaranteed salary level from which superannuation and other benefits are able to be deducted, at the election of the individual, on a salary sacrifice basis.

FAR is set with reference to market data, reflecting the scope of the role, the unique value of the role and the performance of the person in the role. FAR is reviewed annually and reflects a middle of the market approach, defined as the top 50 ASX listed entities for senior management and a broad selection of equivalent roles within Australia for other executives.

THE PERFORMANCE PLAN

The alignment of executive remuneration with the performance of both Qantas and the individual is a key part of the Qantas People Plan. Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in an appropriately structured Performance Plan. Vesting should be over a period that is consistent with the realisation of the short, medium and long term strategic objectives approved by the Board.

PERFORMANCE CASH PLAN

The Performance Cash Plan is designed to reward executives when key performance measures are achieved over the 12 month business cycle.

The target reward is a percentage of FAR dependent on each individual's level of responsibility. The actual incentive earned is based on a combination of Qantas results and individual performance.

Performance against target results on a company wide basis, determines the amount (if any) of the pool of money available for payment. Assessment of the performance of individuals against their specific annual goals and a further assessment of the relative contribution of executives, results in a differentiated distribution of the bonus pool.

PERFORMANCE EQUITY PLAN

The Performance Equity Plan comprises the (medium-term) Performance Share Plan, and the (long-term) Performance Rights Plan. Both elements are designed to strengthen the alignment of the interests of the executives with shareholders.

PERFORMANCE SHARE PLAN

The medium term incentive component is delivered via deferred shares under the Performance Share Plan, subject to satisfactory results on a balanced scorecard basis. Shares issued under this plan are purchased on market, half have a one year trading lock and half have a two year trading lock, after which they may be transferred to the relevant executive.

PERFORMANCE RIGHTS PLAN:

The aim of the Performance Rights Plan is to:

- align the interests of eligible executives and Shareholders;
- provide targeted but competitive remuneration;
- provide a long-term incentive for the retention of key executives; and
- support a culture of employee share ownership.

As a retention tool, the program is specifically targeted to senior managers and others identified as high potential developing executives.

CONCESSIONARY TRAVEL BENEFITS, SERVICE PAYMENTS AND RETENTION ARRANGEMENTS

Concessionary travel benefits are available to executives within Qantas. This travel is on a sub-load (standby) basis. There is also a post retirement element of this benefit for staff who qualify through retirement or redundancy. These travel benefits are consistent with practice in the airline industry.

In addition to this, a small number of Senior Executives are entitled to a number of free trips, for personal purposes. These benefits extend into retirement, in some cases only for a limited period. The value of these benefits is accrued over the expected service of the individual. Eligibility for new participants is now restricted to members of the Qantas Executive Committee.

The primary elements of retention within Qantas are the provision of appropriate development opportunities for high performing executives and the recognition of performance on an ongoing basis through the remuneration programs detailed above.

For executives appointed to Senior Executive roles, fixed term contracts of up to five years are agreed on appointment as a further element of retention. A limited number of these are eligible for a payment on termination provided they have completed five years service.

For a small number of the most Senior Executives, there are negotiated contractual conditions to ensure retention of key Senior Executives.

CONTINUOUS IMPROVEMENT

Qantas continually reviews all elements of its Executive Remuneration Philosophy and Objectives to ensure that they are appropriate from the perspectives of governance, disclosure and reward.

PERFORMANCE SUMMARY
for the year ended 30 June 2003

	Qantas Group		
	2003 **$M**	2002 $M	Increase/ (Decrease) %
FINANCIAL RESULTS			
SALES AND OPERATING REVENUE			
Net passenger revenue	**8,992.8**	8,718.5	3.1
Net freight revenue	**511.3**	518.8	(1.4)
Tours and travel revenue	**696.3**	674.4	3.2
Contract work revenue	**530.9**	479.1	10.8
Other sources	**643.6**	578.0	11.3
Sales and operating revenue	**11,374.9**	10,968.8	3.7
EXPENDITURE			
Manpower and staff related	**3,017.7**	2,689.2	12.2
Selling and marketing	**546.6**	608.2	(10.1)
Aircraft operating – variable	**2,405.0**	2,287.4	5.1
Fuel and oil	**1,540.4**	1,570.0	(1.9)
Property	**286.5**	264.3	8.4
Computer and communication	**412.3**	408.4	1.0
Depreciation and amortisation	**891.4**	693.5	28.5
Non-cancellable operating lease rentals	**283.9**	255.7	11.0
Tours and travel	**564.0**	584.4	(3.5)
Capacity hire	**381.6**	499.9	(23.7)
Other	**488.1**	464.6	5.1
Share of net profit of associates	**(9.6)**	(36.1)	(73.4)
Expenditure	**10,807.9**	10,289.5	5.0
Earnings before interest and tax	**567.0**	679.3	(16.5)
Net borrowing costs	**(64.7)**	(48.3)	34.0
Profit from ordinary activities before related income tax expense	**502.3**	631.0	(20.4)
Income tax expense relating to ordinary activities	**(155.7)**	(201.7)	(22.8)
Net profit	**346.6**	429.3	(19.3)
Outside equity interests in net profit	**(3.1)**	(1.3)	(138.5)
Net profit attributable to members of the Company	**343.5**	428.0	(19.7)
FINANCIAL POSITION			
Total assets	**16,973.8**	14,801.5	14.7
Total liabilities	**11,711.7**	10,548.0	11.0
Total equity	**5,262.1**	4,253.5	23.7
CASH FLOWS			
Net cash provided by operating activities	**1,290.8**	1,143.3	12.9
Net cash used in investing activities	**(2,995.7)**	(2,306.1)	(29.9)
Net cash provided by financing activities	**2,935.6**	1,688.8	73.8
Net increase in cash held	**1,230.7**	526.0	134.0
PERFORMANCE RATIOS			
Net debt to net debt plus equity (ratio)	**37:63**	31:69	n/a
Net debt to net debt plus equity including off balance sheet debt (ratio)	**50:50**	50:50	n/a
Net debt to net debt plus equity including off balance sheet debt and revenue hedge receivables (ratio)	**51:49**	49:51	n/a
Earnings per share (cents per share)	**20.0**	29.1	(31.3)
Return on equity (percentage)	**6.5**	10.1	(3.6) points
Return on equity including the notional capitalisation of non-cancellable operating leases on a hedged basis (percentage)	**8.9**	12.0	(3.1) points
Earnings before interest and tax as a percentage of sales and operating revenue (percentage)	**5.0**	6.2	(1.2) points
Profit from ordinary activities before related income tax expense as a percentage of sales and operating revenue (percentage)	**4.4**	5.8	(1.4) points

CONTENTS

Information for shareholders is provided in this Annual Report and in a separate Financial Report.

This Report is a Concise Financial Report which contains key financial information about Qantas in a concise format.

The Financial Report provides more detailed financial information. The Concise Financial Report, whilst derived from the Financial Report, cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Qantas and its controlled entities as the Financial Report.

A copy of the Financial Report, including the Independent Audit Report thereon, is available to all shareholders, free of charge, upon request. The Financial Report can be requested by telephone (toll free within Australia 1800 177 747, overseas 61 2 8280 7390) and is available on the internet at www.qantas.com.

GLOSSARY

AVAILABLE FREIGHT TONNE KILOMETRES (AFTK)
Total freight tonnage capacity available, multiplied by the number of kilometres flown.

AVAILABLE SEAT KILOMETRES (ASK)
Total number of seats available for passengers, multiplied by the number of kilometres flown.

AVAILABLE TONNE KILOMETRES (ATK)
Total number of tonnes of capacity available for carriage of passengers, freight and mail, multiplied by the number of kilometres flown.

REVENUE FREIGHT TONNE KILOMETRES (RFTK)
Number of tonnes of paying freight carried, multiplied by the number of kilometres flown.

REVENUE PASSENGER KILOMETRES (RPK)
Number of paying passengers carried, multiplied by the number of kilometres flown.

REVENUE SEAT FACTOR
Percentage of total passenger capacity actually utilised by paying passengers.

DIRECTORS' REPORT
for the year ended 30 June 2003

The Directors of Qantas Airways Limited (Qantas) present their report together with the Concise Financial Report of the consolidated entity, being Qantas and its controlled entities (Qantas Group), for the financial year ended 30 June 2003 and the Audit Report thereon.

DIRECTORS

The Directors of Qantas at any time during or since the end of the financial year are:

Margaret Jackson, AC
Peter Gregg
Mike Codd, AC
Jim Kennedy, AO, CBE
Roger Maynard
Nick Tait, OBE.
Geoff Dixon
Paul Anderson (appointed 2 September 2002)
Trevor Eastwood, AM
Trevor Kennedy, AM
John Schubert

Details of Directors, their experience and any special responsibilities are set out on pages 26 and 27.

PRINCIPAL ACTIVITIES

The principal activities of the Qantas Group during the course of the financial year were the operation of international and domestic air transportation services, the sale of worldwide and domestic holiday tours, and associated support activities including information technology, catering, ground handling and engineering and maintenance. There were no significant changes in the nature of the activities of the Qantas Group during the financial year.

DIVIDENDS

The Directors declared a final dividend of $159.7 million (final ordinary dividend of 9.0 cents per share) for the year ended 30 June 2003 (2002: final ordinary dividend of 9.0 cents per share). The final dividend will be fully franked and follows a fully franked interim ordinary dividend of $140.5 million (8.0 cents per share), which was paid during the financial year.

REVIEW OF OPERATIONS AND STATE OF AFFAIRS

A review of the Qantas Group's operations, including the results of those operations, and changes in the state of affairs of the Qantas Group during the financial year is contained on pages 10 to 25. In the opinion of the Directors, there were no other significant changes in the state of affairs of the Qantas Group that occurred during the financial year under review not otherwise disclosed in this Annual Report.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this Report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to significantly affect the operations of the Qantas Group, the results of those operations, or the state of affairs of the Qantas Group, in this financial year or in future financial years.

LIKELY DEVELOPMENTS

Pages 5 to 9 of this Report include information on developments likely to affect the operations of the Qantas Group.

Further information about likely developments in the operations of the Qantas Group and the expected results of those operations in future financial years has not been included in this Directors' Report because disclosure of the information could be unreasonably prejudicial to the Qantas Group.

DIRECTORS' MEETINGS

The number of Directors' meetings held (including meetings of Committees of Directors) and the number of meetings attended by each of the Directors during the financial year are as follows:

	Qantas Board Scheduled Meetings		Qantas Board Unscheduled Meetings		Audit[1] Committee		Safety, Environment & Security Committee		Chairman's Committee	
Directors	Attended	Held[2]	Attended	Held[2]	Attended	Held[2]	Attended	Held[2]	Attended	Held[2]
Margaret Jackson	8	8	2	2	3[3]	3	4[3]	4	5	5
Geoff Dixon	8	8	2	2	3[3]	3	4	4	3[3]	5
Peter Gregg	8	8	2	2	3[3]	3	2[3]	4		
Paul Anderson	5	5	1	2						
Mike Codd	8	8	2	2	3	3	4	4		
Trevor Eastwood	8	8	2	2	3	3			5	5
Jim Kennedy	8	8	2	2	3	3			5	5
Trevor Kennedy	8	8	1	2						
Roger Maynard	8	8	2	2	2[4]	3	1[3]	4		
John Schubert	7	8	2	2			4	4		
Nick Tait	8	8	2	2	1[5]	3	4	4	5	5

1 Previously called the Audit, Risk & Compliance Committee.
2 Reflects the number of meetings held during the time that the Director held office during the financial year.
3 Attended meetings in an ex-officio capacity.

DIRECTORS' INTERESTS AND BENEFITS

Particulars of Directors' interests in the share capital of Qantas at the date of this Report are as follows:

	Ordinary Shares	
Directors	2003 Number	2002 Number
Margaret Jackson	143,972	117,284
Geoff Dixon[1]	63,487	14,504
Peter Gregg[1]	23,460	4,292
Paul Anderson	25,000	25,000
Mike Codd	11,007	9,376
Trevor Eastwood	12,434	11,857
Jim Kennedy	1,975	1,975
Trevor Kennedy	122,750	122,750
Roger Maynard	720	–
John Schubert	34,753	30,975
Nick Tait	–	–

1 In addition to the interests shown above Geoff Dixon and Peter Gregg have an indirect interest in 250,000 and 150,000 shares respectively under the Qantas Long-Term Incentive Deferred Share Plan (see page 37).

DIRECTORS' AND EXECUTIVES' REMUNERATION

NON-EXECUTIVE DIRECTORS' REMUNERATION

Non-Executive Directors' remuneration includes Directors' fees, non-cash benefits and post-retirement benefits.

Details of the nature and amount of each major element of the emoluments of each Non-Executive Director of Qantas is set out below:

Non-Executive Directors	Fees[1] $	Non-Cash Benefits[2] $	Superannuation Contributions $	Total $
Margaret Jackson	320,000	42,832	9,903	372,735
Paul Anderson	60,000	4,085	–	64,085
Mike Codd	112,000	21,797	9,633	143,430
Trevor Eastwood	104,000	16,642	9,360	130,002
Jim Kennedy	112,000	16,252	9,633	137,885
Trevor Kennedy	80,000	17,535	7,200	104,735
Roger Maynard[3]	92,000	–	8,280	100,280
John Schubert	92,000	21,955	8,280	122,235
Nick Tait	104,000	30	9,360	113,390

1 Fees comprise both Directors' Fees and Committee Fees.

2 Non-Cash Benefits include travel benefits which are available to Directors on similar terms and conditions to those offered to other Senior Executives of the Qantas Group.

3 Directors' Fees for Roger Maynard are paid directly to British Airways Plc.

Fees

The aggregate fees paid in any year to Non-Executive Directors is fixed by the members of Qantas Airways Limited at the Annual General Meeting. The pool is allocated between Directors' Fees and Committee Fees and the amount paid to each individual reflects the roles held.

Non-Executive Directors do not receive any performance-related remuneration.

Non-Cash Benefits

Non-Cash Benefits received by Non-Executive Directors during the year include a limited number of free of charge flights. These flight benefits are included in remuneration on a cost to the company basis as incurred. The cost includes the incremental cost of providing the flight and the associated Fringe Benefits Tax.

Post-Retirement Benefits

A limited number of free of charge flights are available to Non-Executive Directors both whilst they are serving on the Board of Qantas and for a corresponding number of years once they have retired.

The benefit is determined on a cost to the company basis and is accrued over the period of service, taking into account historical and projected usage rates. The total accrual for these post-retirement benefits was $385,650 at 30 June 2003, $55,700 of which was accrued during the year.

The amount accrued during the year for each individual Non-Executive Director is as follows:

Non-Executive Directors	Post-Retirement Benefit $
Margaret Jackson	18,500
Paul Anderson	4,650
Mike Codd	4,650
Trevor Eastwood	4,650
Jim Kennedy	4,650
Trevor Kennedy	4,650
Roger Maynard	4,650
John Schubert	4,650
Nick Tait	4,650

EXECUTIVE DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION

VESTED REMUNERATION

Details of the nature and amount of remuneration paid and payable to each Executive Director of Qantas and each of the five highest paid Executive Officers of Qantas and the Qantas Group are set out below:

Executive Directors	Fixed Annual Remuneration[1] $	Non-Cash Benefits $	Bonus $	Non-Recurring Milestone Payment[2] $	Total $
Geoff Dixon	1,600,000	37,696	–	–	1,637,696
Peter Gregg	960,000	38,867	–	–	998,867
Executive Officers					
John Borghetti	720,000	14,675	–	–	734,675
Denis Adams	577,500	15,629	–	100,000	693,129
Kevin Brown	605,000	57,905	–	–	662,905
David Forsyth	640,000	2,096	–	–	642,096
Paul Edwards	605,000	16,652	–	–	621,652

[1] Fixed Annual Remuneration includes base salary, motor vehicle allowances and salary sacrifice superannuation contributions.

[2] Denis Adams received a one-off, non-recurring milestone payment during the year related to the successful launch of Australian Airlines in October 2002.

Fixed Annual Remuneration

Executive salary packages are based on the concept of Fixed Annual Remuneration (FAR) which includes guaranteed salary and non-salary components such as motor vehicle allowances and salary sacrifice superannuation. The amount of FAR is set with reference to market data reflecting the underlying responsibility of the role and is reviewed annually.

Non-Cash Benefits

Non-Cash Benefits received by Executive Directors and Senior Executives during the year includes limited free air travel for recreational purposes. Non-Cash Benefits are included in remuneration on a cost to the company basis as incurred. The cost of travel benefits includes the incremental cost of providing the flight and the associated Fringe Benefits Tax.

Short-Term Incentives

All Executives of the Qantas Group (including Executive Directors) participate in an annual performance-based reward scheme (Executive Bonus Scheme) which provides for performance bonuses to be paid where pre-determined objectives are met. Performance objectives are based on a combination of Qantas results and individual performance. Maximum performance bonuses are set as a percentage of Fixed Annual Remuneration for Executives within Qantas and vary according to level of seniority. Bonuses awarded under the Executive Bonus Scheme are primarily payable in cash, though in previous years certain Senior Executives received a portion of their bonus as Qantas shares. In such circumstances, the shares provided were purchased on-market and a holding lock was placed on the shares for two years.

Benefits awarded under the Executive Bonus Scheme, whether payable in cash or shares, are included in remuneration in the period in which the bonus is earned.

No bonuses have been granted to Executives in relation to the 2002/03 financial year.

NON-VESTED REMUNERATION

Long-Term Incentive Plans

Qantas Long-Term Incentive Deferred Share Plan (LTIDSP)

During the year, Executive Directors and Senior Executives were granted Qantas shares under the LTIDSP. These shares were purchased on-market and are being held in trust for up to four years, after which time they will be transferred to all eligible Executives still employed by the Qantas Group. Geoff Dixon and Peter Gregg are entitled to a bonus allocation of one share for every nine held upon transfer.

The cost of providing benefits to Executives under the LTIDSP is accrued in the profit and loss account over the period in which the benefits are earned (ie from grant date to transfer date).

The following shares were granted under the LTIDSP during the year. No shares were granted under the LTIDSP in previous years.

Executive Directors	Long-Term Incentive Deferred Share Plan Number of Shares Allocated	Vesting Date
Geoff Dixon[1]	250,000	31 December 2005
Peter Gregg[2]	150,000	20 August 2006
Executive Officers		
John Borghetti[1]	80,000	30 December 2006
Denis Adams[1]	70,000	30 December 2006
Kevin Brown[1]	60,000	30 December 2006
David Forsyth[1]	60,000	30 December 2006
Paul Edwards[1]	60,000	30 December 2006

1 All shares were purchased on-market at an average price of $3.80.

2 All shares were purchased on-market at an average price of $3.70.

Qantas Long-Term Executive Incentive Plan (QL-TEIP)

In previous years, Entitlements over unissued ordinary shares in Qantas were awarded to Executive Directors and other Senior Executives under the QL-TEIP introduced in the 1999/00 financial year. The QL-TEIP has now been terminated and as such no Entitlements have been granted in the 2002/03 financial year.

Entitlements awarded under the QL-TEIP in prior years may vest between three and five years following award date, conditional on the Executive remaining a Qantas Group employee and on the achievement of specific performance hurdles set by the Board. These hurdles are set by reference to the percentile performance of Qantas (based upon average relative total shareholder return) within a modified S&P/ASX 200 Index and within an international airline peer group.

To the extent that any Entitlements vest, they may be converted into Qantas shares within eight years of award in proportion to the gain in share price from the date the Entitlements are awarded to the date they are converted to shares. Entitlements not converted to shares within eight years of award will expire.

During the 2002/03 financial year, the following movements in Entitlements took place:

	Number of Entitlements	Number of Entitlements
Entitlements available for vesting at 30 June 2002		37,601,500
Entitlements issued		–
Entitlements lapsed		(1,180,500)
Entitlements vested	(5,193,595)	
Vested Entitlements lapsed	125,083	
Net vested Entitlements		(5,068,512)
Entitlements available for vesting at 30 June 2003		31,352,488

The following Entitlements were outstanding at 30 June 2003:

			Number of Entitlements[1]					
Expiry Date	Exercise Price	Value at Grant Date[2]	Net Vested 2003	Unvested 2003	Total 2003	Net Vested 2002	Unvested 2002	Total 2002
17 Nov 2007	$4.99	$1.13	5,068,512	642,488	5,711,000	–	5,901,500	5,901,500
24 Nov 2008	$3.44	$0.82	–	29,600,000	29,600,000	–	30,590,000	30,590,000
20 Feb 2009	$3.62	$0.77	–	760,000	760,000	–	760,000	760,000
6 Dec 2009	$3.25	$1.14	–	350,000	350,000	–	350,000	350,000
Total			5,068,512	31,352,488	36,421,000	–	37,601,500	37,601,500

1 The Entitlements do not allow the holder to participate in any share issue of Qantas or the Qantas Group.

2 The estimated value per Entitlement disclosed above is calculated at grant date using the Black-Scholes Option Valuation Methodology.

As the QL-TEIP has now terminated, there is no profit and loss impact of existing entitlements.

The following table shows the value of benefits accruing to Executive Directors and the five highest paid Senior Executives under the LTIDSP and the QL-TEIP in the 2002/03 financial year. The value of benefits is based upon an actuarial estimate at grant date and is accrued over the period in which the benefits are earned, being the period from grant date to the earliest date at which benefits could vest.

Executive Directors	Qantas Long-Term Incentive Deferred Share Plan $	Qantas Long-Term Executive Incentive Plan $	Total $
Geoff Dixon	158,333	495,535	653,868
Peter Gregg	75,682	218,811	294,493
Executive Officers			
John Borghetti	38,000	131,344	169,344
Denis Adams	33,250	167,080	200,330
Kevin Brown	28,500	133,000	161,500
David Forsyth	28,500	203,719	232,219
Paul Edwards	28,500	131,344	159,844

In addition to the long-term incentive plans noted above, the service contracts of certain Executive Directors and Senior Executives provide for the payment of a bonus on the completion of five years service. This bonus is payable when the Executive Director or Senior Executive ceases employment with the Qantas Group and is included in remuneration at that time.

Post-Retirement Benefits

A limited number of free of charge flights are available to Executive Directors and certain Senior Executives both whilst they are employed by the Qantas Group and after they have retired. The post-retirement benefit is determined on a cost to the company basis and is accrued over the period of service, taking into account historical and projected usage rates. The total post-retirement benefits accrued for current Executives was $1,755,000 at 30 June 2003, $312,000 of which was accrued during the year. The amount accrued during the current year for individual Executive Directors and the five highest paid Senior Executives is as follows:

Executive Directors	Post Retirement Benefit $
Geoff Dixon	17,820
Peter Gregg	17,820
Executive Officers	
John Borghetti	8,910
Denis Adams	8,910
Kevin Brown	8,910
David Forsyth	17,820
Paul Edwards	8,910

ENVIRONMENTAL OBLIGATIONS

The Qantas Group's operations are subject to a range of Commonwealth, State, Territory and international environmental legislation. The Qantas Group is committed to a high standard of environmental performance and the Board places particular focus on the environmental aspects of its operations through the Safety, Environment & Security Committee, which is responsible for monitoring compliance with these regulations and reporting to the Board.

The Directors are satisfied that adequate systems are in place for the management of the Qantas Group's environmental exposures and environmental performance. The Directors are also satisfied that all relevant licences and permits are held and that appropriate monitoring procedures are in place to ensure that those licences and permits are complied with. Any significant environmental incidents are reported to the Board.

The Directors are not aware of any breaches of any environmental legislation or of any significant environmental incidents during the financial year which are material in nature.

INDEMNITIES AND INSURANCE

Under clause 12.1 of the Qantas Constitution, Qantas is required to indemnify, to the extent permitted by law, each officer of Qantas (subject to certain qualifications) against:

- liability to third parties (other than related Qantas Group companies) arising out of conduct undertaken in his or her capacity as a Qantas officer, unless the liability arises out of conduct involving a lack of good faith, wilful misconduct or reckless behaviour; and
- the costs and expenses of successfully defending legal proceedings arising out of conduct undertaken in his or her capacity as a Qantas officer.

The Directors listed on page 34 and the secretary of Qantas, being Brett Johnson, have the benefit of the indemnity in clauses 12.1 to 12.4 of the Qantas Constitution, which also applies to all Executive Officers of Qantas. Qantas has insured against amounts which it may be liable to pay on behalf of officers pursuant to clauses 12.1 to 12.4 of the Qantas Constitution or which it otherwise agrees to pay by way of indemnity.

During the financial year, Qantas paid a premium for Directors' and Officers' liability insurance policies, which cover all Directors and Officers of the Qantas Group.

Details of the nature of the liabilities covered, and the amount of the premium paid in respect of, the Directors' and Officers' insurance policies are not disclosed, as such disclosure is prohibited under the terms of the contracts.

ROUNDING

Qantas is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Concise Financial Report, Financial Report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed pursuant to a Resolution of the Directors:

Margaret Jackson
Chairman

Geoff Dixon
Chief Executive Officer

Sydney, 1 September 2003

STATEMENT OF FINANCIAL PERFORMANCE
for the year ended 30 June 2003

	Notes	Qantas Group 2003 $M	2002 $M
SALES AND OPERATING REVENUE			
Net passenger revenue*#		**8,992.8**	8,718.5
Net freight revenue*		**511.3**	518.8
Tours and travel revenue		**696.3**	674.4
Contract work revenue		**530.9**	479.1
Other sources^**		**643.6**	578.0
Sales and operating revenue	3	**11,374.9**	10,968.8
EXPENDITURE			
Manpower and staff related		**3,017.7**	2,689.2
Selling and marketing*		**546.6**	608.2
Aircraft operating – variable#		**2,405.0**	2,287.4
Fuel and oil		**1,540.4**	1,570.0
Property		**286.5**	264.3
Computer and communication		**412.3**	408.4
Depreciation and amortisation		**891.4**	693.5
Non-cancellable operating lease rentals		**283.9**	255.7
Tours and travel		**564.0**	584.4
Capacity hire		**381.6**	499.9
Other#		**488.1**	464.6
Share of net profit of associates		**(9.6)**	(36.1)
Expenditure		**10,807.9**	10,289.5
Earnings before interest and tax	7	**567.0**	679.3
Borrowing costs		**(172.4)**	(117.6)
Interest revenue	3	**107.7**	69.3
Net borrowing costs		**(64.7)**	(48.3)
Profit from ordinary activities before related income tax expense		**502.3**	631.0
Income tax expense relating to ordinary activities		**(155.7)**	(201.7)
Net profit		**346.6**	429.3
Outside equity interests in net profit		**(3.1)**	(1.3)
Net profit attributable to members of the Company		**343.5**	428.0
Non-owner transaction changes in equity:			
Increase in asset revaluation reserve on using the equity method for investments in associates		–	2.9
Net decrease in retained profits on the initial adoption of AASB 1028 "Employee Benefits"		**(3.7)**	–
Net exchange differences relating to self-sustaining foreign operations		**(2.3)**	(0.9)
Total changes in equity from non-owner related transactions attributable to members of the Company		**337.5**	430.0
Basic earnings per share		**20.0 cents**	29.1 cents
Diluted earnings per share		**19.8 cents**	28.9 cents

* Passenger and freight revenue is now disclosed net of both sales discount and interline/IATA commission. Previously, only sales discount was netted against revenue, with interline/IATA commission being shown as an expense item. Comparatives have been adjusted accordingly. The impact of this change for the prior year is to decrease net passenger revenue by $505.7 million, net freight revenue by $44.8 million and selling and marketing expenditure by $550.5 million.

\# Passenger recoveries are now disclosed as part of net passenger revenue. Previously, passenger recoveries were netted against the relevant expenditure category. Comparatives have been adjusted accordingly. The impact of this change for the prior year is to increase net passenger revenue by $196.7 million, increase aircraft operating – variable expenditure by $86.5 million and increase other expenditure by $110.2 million.

** Excludes proceeds on sale of non-current assets of $36.7 million (2002: $52.0 million), and interest revenue of $107.7 million (2002: $69.3 million) which is included in net borrowing costs.

^ Revenue from "Other Sources" includes revenue from aircraft charters and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, and other miscellaneous income.

The Statement of Financial Performance should be read in conjunction with the Discussion and Analysis on pages 41 and 42 and the Notes to the Financial Statements on pages 47 to 53.

	Unit	2003	2002	Increase/ (Decrease) %
QANTAS GROUP OPERATIONAL STATISTICS AND PERFORMANCE INDICATORS*				
Passengers carried	000	**28,884**	27,128	6.5
Revenue passenger kilometres (RPKs)	M	**77,225**	75,134	2.8
Available seat kilometres (ASKs)	M	**99,509**	95,944	3.7
Revenue seat factor	%	**77.6**	78.3	(0.7) points
Passenger yield (passenger revenue per RPK)	cents	**11.15**	11.34	(1.7)
Average full-time equivalent employees	#	**34,872**	33,044	5.5
Aircraft in service at balance date	#	**196**	193	3 aircraft
Return on total revenue	%	**3.0**	3.9	(0.9) points
Return on total assets	%	**2.0**	2.9	(0.9) points
Return on equity	%	**6.5**	10.1	(3.6) points

* A glossary of terms appears on page 33.

REVIEW OF FINANCIAL PERFORMANCE

- Profit from ordinary activities before tax was $502.3 million, a decrease of $128.7 million or 20.4 per cent. Net profit attributable to members of the company was $343.5 million.
- Earnings before interest and tax (EBIT) decreased by $112.3 million or 16.5 per cent to $567.0 million.
- International operations contributed EBIT of $221.6 million, an increase of $18.8 million versus the prior year. RPKs reduced by 3.3 per cent on reduced capacity (ASKs) of 3.4 per cent, leading to an improvement in seat factor of 0.1 percentage points. Yield, excluding the impact of adverse movements in foreign exchange, increased by 2.1 per cent. After a strong first half performance, international operations were adversely impacted as the demand for international air travel reduced due to the threat of global terrorism, the war in Iraq and the SARS virus.
- Domestic performance was adversely impacted by the effects of global events on the inbound market, and increasing competition. Domestic operations contributed $165.7 million in EBIT, a decrease of 44.4 per cent over the prior year. RPKs increased by 11.5 per cent while capacity grew by 13.3 per cent leading to a reduction in seat factor of 1.3 percentage points. Yield, excluding the impact of movements in foreign exchange rates, deteriorated by 5.8 per cent.
- EBIT for subsidiary businesses improved by $1.4 million or 0.8 per cent due to improved performance by Qantas Holidays, QantasLink and Qantas Flight Catering. Australian Airlines, which commenced operations during the year, recorded an EBIT loss $14.7 million after being severely impacted by the effects of the SARS virus on international air travel in the final quarter.

REVIEW OF SALES AND OPERATING REVENUE

- Total revenue for the 2002/03 financial year rose by $406.1 million to $11.4 billion, an increase of 3.7 per cent versus the prior year. Excluding the unfavourable impact of foreign exchange movements, this increase amounted to $552.5 million or 5.0 per cent.
- Net passenger revenue rose by $274.3 million to $9.0 billion, an increase of 3.1 per cent. Excluding the unfavourable impact of exchange rate movements, this increase was 4.5 per cent and was due to growth in RPKs of 2.8 per cent offset by a deterioration in yield (excluding exchange) of 0.4 per cent. (Passenger yield is calculated as passenger revenue, excluding passenger recoveries, divided by RPKs.)
- Overall Group capacity increased by 3.7 per cent compared with the prior year.
- International capacity decreased by 3.4 per cent and domestic capacity increased by 13.3 per cent versus the prior year. This movement reflects the continued shift between networks that has occurred as a consequence of the September 11 terrorist attacks and the collapse of Ansett. This shift continued in the current year due to the reduction in international flying in the second half as a result of the war in Iraq and the impact of SARS.
- International capacity in the second half was 7.6 per cent down on the first half and 3.6 per cent down on the second half of 2001/02, as capacity was reduced to meet demand. International capacity is currently approximately 10 per cent below pre-SARS levels.
- Domestic capacity in the second half was 6.5 per cent lower than the first half but 3.1 per cent higher compared with the second half of 2001/02.
- Non-passenger revenue rose by $131.8 million to $2.4 billion, an increase of 5.9 per cent, primarily due to increases in engineering contract work revenue, improved tours and travel revenue and higher revenue from other sources such as aircraft leases and aircraft financing fees.

REVIEW OF EXPENDITURE

- Total expenditure, excluding net borrowing costs, increased by $518.4 million or 5.0 per cent to $10.8 billion. Excluding the favourable impact of movements in foreign exchange rates, this increase amounted to $771.6 million or 7.5 per cent. Increased expenditure was mainly due to costs associated with the 3.7 per cent increase in capacity, higher depreciation due to new aircraft deliveries and the write down of the 767-200 fleet, higher manpower costs following the settlement of Enterprise Bargaining Agreements (EBAs), higher superannuation contributions, and redundancy costs arising from the reorganisation program announced in April 2003.
- Cost per ASK decreased by 1.3 per cent. Excluding foreign exchange impacts, the cost per ASK increased by 1.2 per cent.
- Manpower and staff related expenditure increased by $328.5 million or 12.2 per cent due to an increase in full-time employees as a result of continued network shift towards the domestic market and greater activity, higher wages due to EBA settlements, additional superannuation contributions and increased redundancy costs, offset by the reduction in employee and executive bonus payments.
- Selling and marketing expenditure decreased by $61.6 million or 10.1 per cent as a result of reduced sales commissions due to reduced rates, network shift to the domestic network, reduced incentive payments due to lower international revenue, and increased internet bookings.
- Aircraft operating variable costs increased by $117.6 million mainly due to increased landing fees caused by increased activity and the full year impact of price increases at Australian airports, and increased passenger related expenses predominantly as a result of higher security costs.
- Fuel costs decreased by 1.9 per cent or $29.6 million. The underlying fuel price was 15.8 per cent higher than last year, increasing costs by $209.2 million. However, hedging benefits were $107.6 million better than the previous year. While flying hours increased, fuel efficiency gains from new fleet acquisitions reduced the number of litres consumed per hour, resulting in an overall activity saving of $5.3 million versus the prior year. Favourable foreign exchange rate movements also reduced fuel costs by $125.9 million.
- Property costs increased by $22.2 million or 8.4 per cent due to higher activity, rental increases, the extension of airport lounges, the lease of Terminal 2 at Sydney Airport, and the lease of former Ansett hangars. This was partly offset by the reduction in some international terminal charges.
- Depreciation and amortisation increased by $197.9 million or 28.5 per cent due to depreciation on aircraft acquisitions and accelerated depreciation of 767-200 aircraft.
- Non-cancellable lease rentals increased by 11.0 per cent or $28.2 million due to the full year impact of the 717-200 leases which were acquired as part of the Impulse Airlines Group purchase in November 2001.
- Tours and travel cost of sales decreased $20.4 million or 3.5 per cent due to a reduction in overseas sales and a switch towards cheaper domestic packages.
- Capacity hire reduced by $118.3 million or 23.7 per cent reflecting the termination of some wet-lease capacity entered into after the collapse of Ansett and the transfer of Impulse 717-200 costs to non-cancellable lease rentals following the acquisition of the Impulse Airlines Group. These were partly offset by increased codeshare costs.
- Other expenditure increased by $23.5 million or 5.1 per cent primarily as a result of increased insurance costs due to the full year impact of post September 11 insurance premiums.

REVIEW OF OTHER STATEMENT OF FINANCIAL PERFORMANCE ITEMS

- Net borrowing costs increased by 34.0 per cent or $16.4 million. Average net debt was $2.5 billion, $0.7 billion higher than the prior year. Interest rates were lower and $82.7 million of interest was capitalised into aircraft progress payments (compared with $77.0 million in the previous year).
- The favourable net impact of foreign exchange rate movements on the overall profit before tax was $106.8 million.
- The effective tax rate decreased by 1.0 percentage point to 31.0 per cent.
- Earnings per share decreased by 31.3 per cent to 20.0 cents. Diluted earnings per share reduced by 31.5 per cent to 19.8 cents.

STATEMENT OF FINANCIAL POSITION
as at 30 June 2003

	Notes	Qantas Group 2003 $M	2002 $M
CURRENT ASSETS			
Cash		**121.9**	112.5
Receivables		**2,867.0**	2,386.6
Net receivables under hedge/swap contracts		**330.9**	697.7
Inventories		**430.3**	385.4
Other		**204.3**	173.5
Total current assets		**3,954.4**	3,755.7
NON-CURRENT ASSETS			
Receivables		**176.5**	240.0
Net receivables under hedge/swap contracts		**1,014.9**	1,398.0
Investments accounted for using the equity method		**68.3**	65.4
Other investments		**101.9**	8.9
Property, plant and equipment		**11,432.5**	9,109.5
Intangible assets		**119.6**	161.0
Deferred tax assets		**44.7**	34.7
Other		**61.0**	28.3
Total non-current assets		**13,019.4**	11,045.8
Total assets		**16,973.8**	14,801.5
CURRENT LIABILITIES			
Payables		**2,109.1**	2,382.3
Interest-bearing liabilities		**971.1**	837.0
Net payables under hedge/swap contracts		**46.6**	430.8
Provisions		**435.9**	525.8
Current tax liabilities/(receivable)		**(4.7)**	77.9
Revenue received in advance		**1,158.4**	1,285.2
Deferred lease benefits/income		**50.6**	42.4
Total current liabilities		**4,767.0**	5,581.4
NON-CURRENT LIABILITIES			
Payables		**–**	33.7
Interest-bearing liabilities		**5,391.9**	3,569.9
Net payables under hedge/swap contracts		**340.9**	150.8
Provisions		**354.1**	351.0
Deferred tax liabilities		**603.0**	524.7
Deferred lease benefits/income		**254.8**	329.0
Other		**–**	7.5
Total non-current liabilities		**6,944.7**	4,966.6
Total liabilities		**11,711.7**	10,548.0
Net assets		**5,262.1**	4,253.5
EQUITY			
Contributed equity	6	**3,757.9**	2,946.6
Reserves		**54.0**	56.3
Retained profits	4	**1,435.9**	1,239.1
Equity attributable to members of the Company		**5,247.8**	4,242.0
Outside equity interests in controlled entities		**14.3**	11.5
Total equity	6	**5,262.1**	4,253.5

The Statement of Financial Position should be read in conjunction with the Discussion and Analysis on page 44 and the Notes to the Financial Statements on pages 47 to 53.

The net assets of the Qantas Group increased by 23.7 per cent to $5,262.1 million during the financial year. The major items are discussed below.

REVIEW OF ASSETS

- Current receivables increased by 20.1 per cent due to an increase in short-term money market securities resulting from funds generated through debt and equity raisings not yet utilised for aircraft and other capital projects, partially offset by a decrease in aircraft security deposits and lower trade debtors resulting from weaker trading conditions in June 2003 compared to the prior year.
- Net receivables/payables under hedge/swap contracts decreased by 36.7 per cent to $958.3 million mainly due to exchange rate movements partly offset by new swaps taken out to hedge aircraft funding.
- Inventory levels increased by 11.7 per cent due to the growth in the level of inventories required to support the increased fleet size and the introduction of new aircraft types such as the A330-200s and the 747-400ERs.
- Property, plant and equipment increased by 25.5 per cent due to aircraft acquisitions under the aircraft fleet plan (17 aircraft entered service during the financial year) and a consequent growth in spares. Significant investment was also made in airline product, aircraft reconfigurations, airport lounges and terminals.
- Other investments increased by $93.0 million primarily due to the acquisition of a 4.99 per cent interest in Air New Zealand during the year.

REVIEW OF LIABILITIES

- Current payables decreased by 11.5 per cent to $2,109.1 million mainly due to a decrease in accrued expenditure for employee bonuses and fuel costs. This was partly offset by increases in trade creditors due to working capital improvement initiatives.
- Interest-bearing liabilities increased by 44.4 per cent to $6,363.0 million due to drawdowns on existing loan facilities and new bond financing to fund the expansion of the fleet.
- Provisions reduced by $86.8 million or 9.9 per cent primarily due to the requirements of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", which requires that dividends are not provided for until they are declared, determined or publicly recommended.
- Revenue received in advance decreased by 9.9 per cent to $1,158.4 million reflecting weaker trading conditions in June 2003 compared to the prior year.

REVIEW OF EQUITY

- Contributed equity increased by $811.3 million due to the issue of 142.5 million shares as part of the Institutional Equity Placement, 28.4 million shares as part of the Shareholder Equity Placement, 31.4 million shares as part of the Qantas Dividend Reinvestment Plan and 8.0 million shares under the Qantas Profitshare Scheme.

GEARING

Qantas Group gearing (including the notional capitalisation of non-cancellable operating leases) on a hedged basis at 30 June 2003 was 51:49 compared to 47:53 at 31 December 2002 and 49:51 at 30 June 2002. The increase in gearing was principally a result of the significant capital investment in product and fleet, partially offset by strong operating cash flows and equity raisings.

Gearing is determined by dividing the book value of the Qantas Group's net debt (short and long-term plus the present value of non-cancellable operating leases less related hedge receivables and cash and cash equivalents) by the same amount plus the book value of total equity.

STATEMENT OF CASH FLOWS
for the year ended 30 June 2003

	Qantas Group 2003 $M	Qantas Group 2002 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts in the course of operations	**12,567.3**	12,043.9
Cash payments in the course of operations	**(10,960.6)**	(10,647.7)
Interest received	**114.4**	69.1
Borrowing costs paid	**(268.1)**	(169.2)
Dividends received	**7.0**	13.1
Income taxes paid	**(169.2)**	(165.9)
Net cash provided by operating activities	**1,290.8**	1,143.3
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	**(3,137.2)**	(2,463.4)
Receipts for aircraft security deposits	**197.7**	124.6
Total payments for purchases of property, plant, equipment and aircraft security deposits	**(2,939.5)**	(2,338.8)
Proceeds from sale of property, plant and equipment	**36.7**	12.7
Proceeds from sale of investments	**–**	39.3
Payments for investments, net of cash acquired	**(92.9)**	(19.3)
Net cash used in investing activities	**(2,995.7)**	(2,306.1)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of borrowings/swaps	**(798.3)**	(1,109.7)
Proceeds from borrowings	**3,205.2**	2,269.9
Net proceeds from the issue of shares	**701.0**	652.7
Dividends paid	**(172.3)**	(124.1)
Net cash provided by financing activities	**2,935.6**	1,688.8
RECONCILIATION OF CASH PROVIDED BY/(USED IN):		
Operating activities	**1,290.8**	1,143.3
Investing activities	**(2,995.7)**	(2,306.1)
Financing activities	**2,935.6**	1,688.8
Net increase in cash held	**1,230.7**	526.0
Cash at the beginning of the financial year	**785.2**	259.2
Cash at the end of the financial year	**2,015.9**	785.2

The Statement of Cash Flows is to be read in conjunction with the Discussion and Analysis on page 46 and the Notes to the Financial Statements on pages 47 to 53.

For the purposes of the Statement of Cash Flows, cash includes cash at bank and on hand, bank overdrafts, cash at call, short-term money market securities and term deposits.

REVIEW OF CASH FLOWS FROM OPERATING ACTIVITIES

- Cash flows provided by operations increased by 12.9 per cent to $1,290.8 million primarily due to favourable movements in working capital.
- Borrowing costs paid increased by 58.5 per cent due to higher debt levels, while interest received increased by 65.6 per cent due to higher cash held.
- Income taxes paid were higher due to the timing of payments.

REVIEW OF CASH FLOWS FROM INVESTING ACTIVITIES

- Cash flows used in investing activities increased by $689.6 million to $2,995.7 million.
- Total capital expenditure of $3,137.2 million for the year predominantly related to the acquisition of aircraft under the aircraft fleet plan, aircraft progress payments, reconfigurations, product investment, engine modifications and spares.
- Payments for investments made during the year of $92.9 million mainly comprised the initial 4.99 per cent investment in Air New Zealand.
- Proceeds from the sale of property, plant and equipment mainly related to the sale of 12 Beechcraft 1900 aircraft which were originally purchased as part of the acquisition of the Impulse Airlines Group in November 2001.

REVIEW OF CASH FLOWS FROM FINANCING ACTIVITIES

- Cash flows provided by financing activities increased by $1,246.8 million to $2,935.6 million.
- Repayments of borrowings/swaps of $798.3 million comprised repayments of short-term borrowings, swaps, loans and leases.
- Proceeds from borrowings of $3,205.2 million included drawdowns of a syndicated bank loan facility and bond financing required to purchase new aircraft under the fleet plan.
- Proceeds from the issue of shares of $701.0 million reflected the proceeds received from the Institutional and Shareholder Equity Placements.
- Dividend payments represent total dividends paid and is net of $110.3 million which was converted directly to shares via the Dividend Reinvestment Plan.

1. Basis of preparation of the concise financial report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The Financial Statements and specific disclosures required by AASB 1039 have been derived from the Qantas Group's full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the Qantas Group's full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Qantas Group as the full Financial Report.

This Report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of assets.

These accounting policies have been consistently applied by each entity in the Qantas Group, being Qantas Airways Limited (Qantas) and its controlled entities, and except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

A full description of the accounting policies adopted by the Qantas Group may be found in the Qantas Group's full Financial Report for the financial year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

2. Change in accounting policies

EMPLOYEE BENEFITS

The Qantas Group has applied AASB 1028 "Employee Benefits" for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates Qantas expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the Consolidated Financial Statements as at 1 July 2002 as a result of this change are:

- $5.3 million increase in provision for employee benefits;
- $3.7 million decrease in opening retained profits; and
- $1.6 million increase in future income tax benefit.

There was no material impact on net profit for the financial year to 30 June 2003.

PROVISIONS AND CONTINGENT LIABILITIES

The Qantas Group has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the Consolidated Financial Statements as at 1 July 2002 as a result of this change are:

- $140.7 million increase in opening retained profits; and
- $140.7 million decrease in provision for dividends.

There was no material impact on net profit for the financial year to 30 June 2003.

AIRCRAFT LEASES

The Qantas Group has applied Urgent Issues Group Abstract 50 "Evaluating the Substance of Transactions involving the Legal Form of a Lease" (issued September 2002) for the first time from 1 July 2002. The application of this abstract had no impact on net profit for the prior year and an immaterial impact on net profit for the financial year to 30 June 2003.

3. Revenue from ordinary activities

	Qantas Group 2003 $M	Qantas Group 2002 $M
REVENUE FROM OPERATING ACTIVITIES		
Sales and operating revenue		
Related parties		
– associates	**103.8**	68.3
– other related parties	**20.2**	31.9
Other parties	**11,250.6**	10,868.3
Dividend revenue		
Other parties	**0.3**	0.3
Sales and operating revenue	**11,374.9**	10,968.8
REVENUE FROM OUTSIDE OPERATING ACTIVITIES		
Interest revenue		
Other parties	**107.7**	69.3
Proceeds from sale of property, plant and equipment	**36.7**	12.7
Proceeds from sale of investments	**–**	39.3
Total revenue from ordinary activities	**11,519.3**	11,090.1

4. Retained profits

	Qantas Group 2003 $M	Qantas Group 2002 $M
Retained profits at the beginning of the year	**1,239.1**	1,078.0
Net profit attributable to members of the Company	**343.5**	428.0
Net effect on initial adoption of AASB 1028 "Employee Benefits"	**(3.7)**	–
Net effect on dividends from:		
Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**140.7**	–
Dividends recognised during the year*	**(283.7)**	(266.9)
Retained profits at the end of the year	**1,435.9**	1,239.1

* Includes dividends paid to outside equity interests.

5. Dividends

Dividends recognised in the current year by Qantas are:

Type	Cents per Share	Total Amount $M	Date of Payment	Franked Tax Rate %	Percentage Franked %
2003					
Interim – ordinary	**8.0**	**140.5**	9 April 2003	30	100
2002 final ordinary dividend recognised when declared during the year (refer to Note 2).	**9.0**	**140.7**	2 October 2002	30	100
Total amount	**17.0**	**281.2**			
2002					
Interim – ordinary	8.0	124.1	10 April 2002	30	100
Final – ordinary	9.0	140.7	2 October 2002	30	100
	17.0	264.8			

SUBSEQUENT EVENTS

Since the end of the financial year ended 30 June 2003, the Directors have declared the following dividend:

Type	Cents per Share	Total Amount $M	Date of Payment	Franked Tax Rate %	Percentage Franked %
Final – ordinary	**9.0**	**159.7**	1 October 2003	30	100

	Qantas Group	
	2003 $M	2002 $M
Total franking account balance at 30 per cent (2002: 30 per cent)	**179.2**	174.5

The above amount represents the balance of the franking accounts as at year end, after taking into account adjustments for:

- franking credits that will arise from the payment of income tax payable for the current financial year;
- franking credits that will arise from the receipt of dividends recognised as receivables at the year end; and
- franking credits that may be prevented from being distributed in subsequent years.

The ability to utilise franking credits is dependent upon there being sufficient available profits to declare dividends.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after tax profits.

As a result, the "franking credits available" for the Qantas Group were converted from $407.1 million to $174.5 million as at 1 July 2002.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

	Qantas Group	
	2003 $M	2002 $M

6. Total equity reconciliation

	2003 $M	2002 $M
Total equity at the beginning of the year	**4,253.5**	3,315.9
Total changes in parent entity interest in equity recognised in the Statement of Financial Performance	**337.5**	430.0
Contributions of equity	**811.3**	773.6
Dividends	**(143.0)**	(266.9)
Total changes in outside equity interests	**2.8**	0.9
Total equity at the end of the year	**5,262.1**	4,253.5
Contributed equity 1,774,112,946 (2002: 1,563,858,757) ordinary shares, fully paid	**3,757.9**	2,946.6

7. Segment information

Qantas operates predominantly in three business segments, being Aircraft Operations, Tours and Travel, and Catering:

- Aircraft Operations – operation of aircraft for passenger and freight services.
- Tours and Travel – sale of packaged holidays.
- Catering – production and distribution of meals.

	Aircraft Operations		Tours and Travel		Catering		Eliminations		Consolidated	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
ANALYSIS BY BUSINESS SEGMENTS										
SALES AND OPERATING REVENUE										
External segment revenue	**10,525.9**	10,140.3	**696.3**	674.4	**152.7**	154.1	**–**	–	**11,374.9**	10,968.8
Inter-segment revenue	**404.4**	477.7	**337.9**	451.7	**353.0**	335.9	**(1,095.3)**	(1,265.3)	**–**	–
Total segment revenue	**10,930.3**	10,618.0	**1,034.2**	1,126.1	**505.7**	490.0	**(1,095.3)**	(1,265.3)	**11,374.9**	10,968.8
Share of net profit of associates	**9.6**	35.4	**–**	0.7	**–**	–	**–**	–	**9.6**	36.1
Earnings before interest and tax	**450.1**	567.3	**43.6**	42.4	**73.3**	69.6	**–**	–	**567.0**	679.3
Net borrowing costs									**64.7**	48.3
Profit from ordinary activities before related income tax expense									**502.3**	631.0
Income tax expense relating to ordinary activities									**(155.7)**	(201.7)
Net profit									**346.6**	429.3
Depreciation and amortisation	**879.0**	680.7	**1.7**	1.8	**10.7**	11.0	**–**	–	**891.4**	693.5
Non-cash items	**(152.7)**	(45.8)	**(2.6)**	(1.6)	**0.2**	(1.8)	**–**	–	**(155.1)**	(49.2)
ASSETS										
Segment assets	**16,204.9**	14,336.2	**344.8**	307.7	**174.6**	176.7	**181.2**	(84.5)	**16,905.5**	14,736.1
Equity accounted investments	**67.2**	64.3	**1.1**	1.1	**–**	–	**–**	–	**68.3**	65.4
Consolidated total assets	**16,272.1**	14,400.5	**345.9**	308.8	**174.6**	176.7	**181.2**	(84.5)	**16,973.8**	14,801.5
LIABILITIES										
Consolidated total liabilities	**11,337.9**	10,442.0	**256.0**	254.4	**125.1**	117.2	**(7.3)**	(265.6)	**11,711.7**	10,548.0
Acquisition of non-current assets	**3,128.4**	2,445.8	**1.9**	2.3	**6.9**	15.3	**–**	–	**3,137.2**	2,463.4

7. Segment information continued

Passenger, freight and other services revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas are allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impractical to do so.

	Qantas Group	
	2003 $M	**2002 $M**
ANALYSIS OF TOTAL REVENUE BY GEOGRAPHIC REGION		
PASSENGER, FREIGHT AND OTHER SERVICES REVENUE		
Australia	**6,449.0**	5,987.8
United Kingdom and Europe	**904.6**	913.1
Japan	**574.0**	712.3
South-East Asia/North-East Asia	**481.4**	713.9
The Americas and the Pacific	**813.2**	872.9
New Zealand	**404.0**	357.8
Other regions (Africa and South America)	**221.4**	140.2
	9,847.6	9,698.0
OTHER OPERATING REVENUE		
Tours and travel revenue	**696.3**	674.4
Other unallocated revenue	**831.0**	596.4
Sales and operating revenue	**11,374.9**	10,968.8
REVENUE FROM OUTSIDE OPERATING ACTIVITIES		
Interest revenue	**107.7**	69.3
Proceeds from sale of property, plant and equipment	**36.7**	12.7
Proceeds from sale of investments	**–**	39.3
Total revenue from outside operating activities	**144.4**	121.3
Total revenue from ordinary activities	**11,519.3**	11,090.1

SEGMENTAL ANALYSIS OF NET ASSETS AND PROFIT CONTRIBUTION

For the financial year ended 30 June 2003, the principal assets of the Qantas Group comprised the aircraft fleet all, except one, of which were registered and domiciled in Australia. These assets are used flexibly across the Qantas Group's worldwide route network. Accordingly, there is no suitable basis for allocating such assets and the related liabilities between geographic areas.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Qantas Group's operating expenditure on that basis. Disclosure is made of a more appropriate measure of profit contributions in accordance with the Qantas Group's internal reporting system, being the earnings before interest and tax contributed by the international and domestic airline operations and subsidiary businesses.

	Qantas Group	
	2003 $M	**2002 $M**
SEGMENTAL ANALYSIS OF EARNINGS BEFORE INTEREST AND TAX		
International airline operations	**221.6**	202.8
Domestic airline operations	**165.7**	298.2
	387.3	501.0
Subsidiary businesses		
Qantas Holidays	**43.6**	42.4
QantasLink	**57.3**	42.5
Qantas Flight Catering	**73.3**	69.6
Australian Airlines	**(14.7)**	–
Equity accounted associates	**9.6**	36.1
Other subsidiaries	**10.6**	(12.3)
Total subsidiary businesses	**179.7**	178.3
Earnings before interest and tax	**567.0**	679.3

Inter-segment pricing is determined on an arm's-length commercial basis.

8. Contingent liabilities

Details of contingent liabilities arising outside the normal course of business, where the probability of future payments is not considered remote, are set out below. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Qantas Group	
	2003 $M	2002 $M
Guarantees and letters of comfort to support operating lease commitments and other arrangements entered into with other parties by controlled entities	**24.0**	24.8
Guarantees and letters of comfort to support leveraged and operating lease commitments to other parties on behalf of associated companies	**0.1**	0.1
General guarantees in the normal course of business	**130.7**	134.2
Contingent liabilities relating to current and threatened litigation	**56.6**	49.8
	211.4	208.9

TERMINAL FUEL FACILITIES

The Qantas Group, together with other airlines, has entered into various agreements in order to facilitate the funding and installation of jet turbine fuel hydrant systems and terminal equipment facilities at Los Angeles and Hawaii airports. The airlines have jointly and severally agreed to repay any unpaid balance (including interest) of the loans totalling $225.3 million (2002: $294.1 million) in the event the agreements are terminated prior to expiry of the loans.

AIRCRAFT FINANCING

As part of the financing arrangements for the acquisition of aircraft, the Qantas Group has provided certain guarantees and indemnities to various lenders and equity participants in leveraged lease transactions. In certain circumstances, including the insolvency of major international banks, Qantas Group may be required to make payments under these guarantees. The Qantas Group has guaranteed that the lessors will receive all of the funds due to them under the lease arrangements.

Qantas and certain controlled entities have entered into asset value underwriting arrangements with lenders under certain aircraft secured financings. These arrangements protect the value of the aircraft security to the lenders to a pre-determined level. This is reflected by the balance of aircraft security deposits held with certain financial institutions.

The Qantas Group has provided standard tax indemnities to the equity investors in certain leveraged leases. The indemnities effectively guarantee the after-tax rate of return of the investors and the Qantas Group may be subject to additional financing costs on future lease payments if certain assumptions made at the time of entering the transactions, including assumptions as to the rate of income tax, subsequently become invalid.

UNREALISED LOSSES – BACK-TO-BACK HEDGES

Where long-term borrowings are held in foreign currencies in which Qantas derives surplus net revenue, offsetting forward foreign exchange contracts have been used to match the cash flows arising under the borrowings with the expected revenue surpluses used to hedge the borrowings. To the extent a gain or loss is incurred, this is deferred until the net revenue is realised. As at 30 June 2003, total unrealised exchange gains on hedges of net revenue designated to service long-term debt were $117.7 million (2002: $206.2 million loss).

	Qantas Group	
	2003	2002
	$M	$M

9. Capital expenditure commitments

Capital expenditure commitments contracted but not provided for in the Financial Statements:

	2003 $M	2002 $M
Aircraft	**5,740.6**	8,750.0
Building works	**181.2**	203.7
Other	**325.0**	516.2
	6,246.8	9,469.9
Payable		
Not later than one year	**1,788.2**	2,986.7
Later than one year but not later than five years	**3,535.1**	4,362.1
Later than five years	**923.5**	2,121.1
	6,246.8	9,469.9

10. Events subsequent to balance date

There has not arisen in the interval between the end of the financial year and the date of this Report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to significantly affect the operations of the Qantas Group, the results of those operations, or the state of affairs of the Qantas Group, in this financial year or in future financial years.

DIRECTORS' DECLARATION
to the Members of Qantas Airways Limited

In the opinion of the Directors of Qantas Airways Limited, the accompanying Concise Financial Report of the consolidated entity, comprising Qantas Airways Limited and its controlled entities for the year ended 30 June 2003, set out on pages 40 to 53:

(a) has been derived from or is consistent with the full Financial Report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

Signed pursuant to a Resolution of the Directors:

Margaret Jackson
Chairman

Sydney, 1 September 2003

Geoff Dixon
Chief Executive Officer

INDEPENDENT AUDIT REPORT ON THE CONCISE FINANCIAL REPORT
to the Members of Qantas Airways Limited

SCOPE

We have audited the Concise Financial Report of Qantas Airways Limited ("the Company") and its controlled entities for the financial year ended 30 June 2003, consisting of the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying notes, and the accompanying Discussion and Analysis on the Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows (set out on pages 40 to 53) in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the full Financial Report of Qantas Airways Limited and its controlled entities for the year ended 30 June 2003. Our audit report on the full Financial Report was signed on 1 September 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the full Financial Report and examination, on a test basis, of evidence supporting the amounts, Discussion and Analysis, and other disclosures which were not directly derived from the full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

The audit opinion expressed in this Report has been formed on the above basis.

AUDIT OPINION

In our opinion, the Concise Financial Report of Qantas Airways Limited and its controlled entities for the year ended 30 June 2003 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

KPMG

Mark Epper
Partner

Sydney, 1 September 2003

The shareholder information set out below was applicable as at 28 August 2003.

DISTRIBUTION OF ORDINARY SHARES

Analysis of ordinary shareholders by size of shareholding:

Number of Shares	Ordinary Shares Held	Number of Shareholders	% of Issued Shares
1–1,000*	24,077,045	44,686	1.37
1,001–5,000	270,092,170	114,950	15.22
5,001–10,000	104,210,567	14,606	5.87
10,001–100,000	139,646,024	6,682	7.87
100,001 and over	1,236,087,140	262	69.67
	1,774,112,946	181,186	100.00

* 5,463 shareholders hold less than a marketable parcel of shares in Qantas Airways Limited.

ON-MARKET BUY-BACKS

There is no current on-market buy-back.

TWENTY LARGEST SHAREHOLDERS

Shareholders	Ordinary Shares Held	% of Issued Shares
British Airways Investments (Australia) Pty Ltd	332,588,055	18.75
J P Morgan Nominees Australia Ltd	271,980,451	15.33
Westpac Custodian Nominees Ltd	169,164,952	9.54
National Nominees Limited	123,096,584	6.94
ANZ Nominees Limited	47,897,026	2.70
RBC Global Services Australia Nominees Pty Limited	45,186,253	2.55
Citicorp Nominees Pty Limited	27,433,109	1.55
Queensland Investment Corporation	20,229,531	1.14
AMP Life Limited	16,066,309	0.90
Commonwealth Custodial Services Limited	13,466,844	0.76
HSBC Custody Nominees (Australia) Limited	12,166,589	0.69
Westpac Financial Services Ltd	12,072,481	0.68
Fortis Clearing Nominees P/L	8,981,949	0.51
Cogent Nominees Pty Limited	8,967,894	0.50
Zurich Investment Management Limited	5,650,000	0.32
Invia Custodian Pty Limited	5,430,403	0.31
Government Superannuation Office	5,189,152	0.29
Merrill Lynch (Australia) Nominees Pty Ltd	4,506,977	0.25
UBS Warburg Private Clients Nominees Pty Ltd	4,323,886	0.24
Bond Street Custodians Limited	4,322,042	0.24
	1,138,720,487	64.19

SUBSTANTIAL SHAREHOLDERS

The following shareholders have notified that they are substantial shareholders of Qantas Airways Limited:

Shareholders	Ordinary Shares Held	% of Issued Shares
British Airways Investments (Australia) Pty Limited	332,588,055	18.75
The Capital Group Companies[1]	105,743,594	6.14

[1] Notified to Qantas Airways Limited on 19 May 2003.

QANTAS GROUP FIVE-YEAR SUMMARY
for the year ended 30 June

	Unit	2003^**	2002^**	2001	2000	1999
STATEMENT OF FINANCIAL PERFORMANCE						
Sales and operating revenue*	$M	**11,374.9**	10,968.8	10,188.2	9,106.8	8,448.7
Expenditure	$M	**(10,807.9)**	(10,289.5)	(9,492.4)	(8,232.8)	(7,686.1)
Earnings before interest and tax	$M	**567.0**	679.3	695.8	874.0	762.6
Net borrowing costs	$M	**(64.7)**	(48.3)	(98.7)	(111.2)	(100.1)
Profit from ordinary activities before tax	$M	**502.3**	631.0	597.1	762.8	662.5
Income tax expense	$M	**(155.7)**	(201.7)	(177.4)	(244.9)	(241.6)
Net profit	$M	**346.6**	429.3	419.7	517.9	420.9
Outside equity interests in net (profit)/loss	$M	**(3.1)**	(1.3)	(4.3)	(0.6)	0.7
Net profit attributable to members of the Company for the year	$M	**343.5**	428.0	415.4	517.3	421.6
Net profit attributable to members of the Company for the six months to 31 December	$M	**352.5**	153.5	262.9	337.8	222.9
Net profit/(loss) attributable to members of the Company for the six months to 30 June	$M	**(9.0)**	274.5	152.5	179.5	198.7
SHARE INFORMATION						
Earnings per share	cents	**20.0**	29.1	33.0	42.8	35.4
Dividends per share	cents	**17.0**	17.0	20.0	59.0	32.5
Dividend payout ratio	%	**85.0**	58.4	60.6	137.9	91.8
Share price – high	$	**4.88**	4.92	4.25	5.28	5.00
Share price – low	$	**2.85**	2.60	2.36	3.12	2.27
Share price – closing	$	**3.27**	4.60	3.50	3.38	4.99
Weighted average number of ordinary shares	M	**1,721.2**	1,469.4	1,258.5	1,209.3	1,189.7
Net tangible asset backing per share	$	**2.89**	2.61	2.51	2.34	2.52
EARNINGS BEFORE INTEREST AND TAX						
International airline operations	$M	**221.6**	202.8	458.7	374.8	308.3
Domestic airline operations	$M	**165.7**	298.2	127.4	272.0	256.8
Subsidiary businesses	$M	**179.7**	178.3	109.7	169.4	136.7
Items previously shown as abnormal	$M	**–**	–	–	57.8	60.8
Earnings before interest and tax	$M	**567.0**	679.3	695.8	874.0	762.6
PERFORMANCE INDICATORS						
Interest cover	times	**8.8**	14.1	7.0	7.9	7.6
Return on equity (excl. operating leases)	%	**6.5**	10.1	12.6	18.1	13.8
Return on equity (incl. operating leases)	%	**8.9**	12.0	10.6	18.3	14.6
STATEMENT OF CASH FLOWS						
Net cash provided by operating activities	$M	**1,290.8**	1,143.3	1,100.7	1,599.8	1,208.3
Net cash used in investing activities	$M	**(2,995.7)**	(2,306.1)	(871.3)	(262.7)	(628.9)
Net cash provided by/(used in) financing activities	$M	**2,935.6**	1,688.8	(659.0)	(1,542.0)	(396.4)
Net increase/(decrease) in cash held	$M	**1,230.7**	526.0	(429.6)	(204.9)	183.0
Capital expenditure	$M	**3,137.2**	2,463.4	995.5	1,141.8	1,233.3
STATEMENT OF FINANCIAL POSITION						
Total assets	$M	**16,973.8**	14,801.5	12,513.6	12,007.1	11,226.6
Total liabilities	$M	**11,711.7**	10,548.0	9,197.7	9,142.7	8,166.7
Net assets	$M	**5,262.1**	4,253.5	3,315.9	2,864.4	3,059.9
Contributed equity	$M	**3,757.9**	2,946.6	2,173.0	1,882.0	1,882.0
Reserves	$M	**54.0**	56.3	54.3	54.0	52.8
Retained profits	$M	**1,435.9**	1,239.1	1,078.0	926.8	1,124.1
Outside equity interests in controlled entities	$M	**14.3**	11.5	10.6	1.6	1.0
Total equity	$M	**5,262.1**	4,253.5	3,315.9	2,864.4	3,059.9

* Excludes proceeds on sale of non-current assets, and interest revenue which is included in net borrowing costs.

** Passenger recoveries are now disclosed as part of net passenger revenue. Previously, passenger recoveries were netted against the relevant expenditure category. Comparatives for 2002 have been adjusted accordingly.

^ Passenger and freight revenue is now disclosed net of both sales discount and interline/IATA commission. Previously, only sales discount was netted against revenue, with interline/IATA commission being shown as an expense item. Comparatives for 2002 have been adjusted accordingly.

	Unit	2003	2002	2001	2000	1999
STATEMENT OF FINANCIAL POSITION STATISTICS						
Net debt on balance sheet	$M	**3,075.9**	1,904.6	1,316.4	925.8	782.8
Net debt including off balance sheet debt	$M	**5,181.5**	4,110.0	3,793.9	2,503.6	2,134.7
Net debt including off balance sheet debt and revenue hedge receivables	$M	**5,299.2**	3,903.8	3,464.3	2,128.9	1,862.5
Net debt to net debt plus equity	ratio	**37:63**	31:69	28:72	24:76	20:80
Net debt to net debt plus equity including off balance sheet debt	ratio	**50:50**	50:50	55:45	48:52	42:58
Net debt to net debt plus equity including off balance sheet debt and revenue hedge receivables	ratio	**51:49**	49:51	53:47	44:56	39:61
OPERATIONAL STATISTICS						
DOMESTIC – SCHEDULED SERVICES						
Traffic and capacity						
Passengers carried	000	**16,789**	15,063	11,218	10,646	10,111
Revenue passenger kilometres (RPKs)	M	**22,496**	20,168	14,790	13,959	12,956
Available seat kilometres (ASKs)	M	**28,754**	25,373	18,695	17,369	16,554
Revenue seat factor	%	**78.2**	79.5	79.1	80.4	78.3
INTERNATIONAL – SCHEDULED SERVICES						
Traffic and capacity						
Passengers carried	000	**8,296**	8,424	7,763	6,953	6,581
Revenue passenger kilometres (RPKs)	M	**50,859**	52,609	53,682	48,236	45,178
Available seat kilometres (ASKs)	M	**64,920**	67,237	71,247	64,879	62,679
Revenue seat factor	%	**78.3**	78.2	75.3	74.3	72.1
Revenue freight tonne kilometres (RFTKs)	M	**1,530**	1,598	1,859	1,718	1,783
Available freight tonne kilometres (AFTKs)	M	**2,421**	2,437	2,617	2,398	2,565
CORE AIRLINE PERFORMANCE STATISTICS						
Traffic and capacity						
Passengers carried	000	**25,085**	23,487	18,981	17,599	16,692
Revenue passenger kilometres (RPKs)	M	**73,355**	72,777	68,472	62,195	58,134
Available seat kilometres (ASKs)	M	**93,674**	92,610	89,942	82,248	79,233
Revenue seat factor	%	**78.3**	78.6	76.1	75.6	73.4
Average passenger journey length	km	**2,924**	3,099	3,607	3,534	3,483
Available tonne kilometres (ATKs)	M	**12,506**	12,317	12,187	11,117	10,928
Financial						
Passenger yield (per RPK)	cents	**10.74**	10.84	10.84	10.42	10.34
Productivity						
Average full-time employee strength	#	**27,966**	26,768	25,604	24,304	23,411
RPK per employee	000	**2,623**	2,719	2,674	2,559	2,483
ASK per employee	000	**3,350**	3,460	3,513	3,384	3,384
Aircraft utilisation (average per day)	hrs	**10.7**	11.3	11.5	11.6	11.6
QANTAS GROUP PERFORMANCE STATISTICS						
Traffic and capacity						
Passengers carried	000	**28,884**	27,128	22,147	20,485	19,236
Revenue passenger kilometres (RPKs)	M	**77,225**	75,134	70,540	64,149	59,863
Available seat kilometres (ASKs)	M	**99,509**	95,944	92,943	85,033	81,765
Revenue seat factor	%	**77.6**	78.3	75.9	75.4	73.2
Aircraft in service at balance date	#	**196**	193	178	147	135
Financial						
Passenger yield (per RPK)	cents	**11.15**	11.34	11.26	10.87	10.75
Productivity						
Average full-time equivalent employees	#	**34,872**	33,044	31,632	29,217	28,226
RPK per employee	000	**2,215**	2,274	2,230	2,196	2,121
ASK per employee	000	**2,854**	2,904	2,938	2,910	2,897

Designed and produced by Armstrong Miller+McLaren, Sydney–Melbourne–Adelaide. Photography by Rob Armstrong.

CORPORATE DIRECTORY

REGISTERED OFFICE

Qantas Airways Limited
ABN 16 009 661 901

Qantas Centre
Level 9, Building A
203 Coward Street
Mascot NSW 2020
Australia

Telephone 61 2 9691 3636
Facsimile 61 2 9691 3339

Website www.qantas.com

QANTAS SHARE REGISTRY

Level 8
580 George Street
Sydney NSW 2000
Australia

or

Locked Bag A14
Sydney South NSW 1235
Australia

Free call 1800 177 747
International 61 2 8280 7390
Facsimile 61 2 9261 8489

Email registry@qantas.com
Website www.qantas.com

STOCK EXCHANGE

Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000
Australia

DEPOSITARY FOR AMERICAN DEPOSITARY RECEIPTS

The Bank of New York
ADR Division
22nd floor
101 Barclay Street
New York NY 10286
USA

Telephone 1 212 815 2218
Facsimile 1 212 815 3050

GENERAL COUNSEL & COMPANY SECRETARY

Brett Johnson

FINANCIAL CALENDAR

2003

20 February	Half year result announcement
12 March	Record date for interim dividend
9 April	Interim dividend payable
30 June	Year end
21 August	Preliminary final result announcement
3 September	Record date for final dividend
1 October	Final dividend payable
16 October	Annual General Meeting, Adelaide

2004

19 February	Half year result announcement
10 March	Record date for interim dividend
7 April	Interim dividend payable
30 June	Year end
19 August	Preliminary final result announcement
1 September	Record date for final dividend
29 September	Final dividend payable
21 October	Annual General Meeting, Brisbane

NOTICE OF MEETING

The Annual General Meeting of Qantas Airways Limited will be held at 2.00 pm on Thursday, 16 October 2003 in Hall G of the Adelaide Convention Centre, Adelaide.

FINANCIAL REPORT

Shareholders seeking a copy of the Financial Report, which will be provided free of charge, should contact the Qantas Share Registry.



QANTAS
Qantas Airways Limited ABN 16 009 661 901

2003 **Qantas** Financial Report


QANTAS
Spirit of Australia
Sydney Australia 33° 53'S 151° 10'E 9:25 AM

Qantas Airways Limited ABN 16 009 661 901

CONTENTS

STATEMENTS OF FINANCIAL PERFORMANCE
for the year ended 30 June 2003

	Notes	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
SALES AND OPERATING REVENUE					
Net passenger revenue*#		**8,992.8**	8,718.5	**8,242.5**	8,053.8
Net freight revenue*		**511.3**	518.8	**508.9**	513.1
Tours and travel revenue		**696.3**	674.4	**–**	–
Contract work revenue		**530.9**	479.1	**281.0**	270.1
Other sources^**		**643.6**	578.0	**930.9**	582.2
Sales and operating revenue	2	**11,374.9**	10,968.8	**9,963.3**	9,419.2
EXPENDITURE					
Manpower and staff related		**3,017.7**	2,689.2	**2,587.7**	2,281.0
Selling and marketing*		**546.6**	608.2	**517.0**	636.2
Aircraft operating – variable#		**2,405.0**	2,287.4	**2,352.1**	2,263.2
Fuel and oil		**1,540.4**	1,570.0	**1,423.8**	1,466.2
Property		**286.5**	264.3	**262.6**	244.3
Computer and communication		**412.3**	408.4	**387.7**	406.8
Depreciation and amortisation		**891.4**	693.5	**774.2**	568.6
Non-cancellable operating lease rentals		**283.9**	255.7	**233.2**	199.1
Tours and travel		**564.0**	584.4	**–**	–
Capacity hire		**381.6**	499.9	**350.4**	422.7
Other#		**488.1**	464.6	**551.0**	553.3
Share of net profit of associates	31	**(9.6)**	(36.1)	**–**	–
Expenditure	3	**10,807.9**	10,289.5	**9,439.7**	9,041.4
Earnings before interest and tax		**567.0**	679.3	**523.6**	377.8
Borrowing costs	3	**(172.4)**	(117.6)	**(173.6)**	(121.5)
Interest revenue	2	**107.7**	69.3	**93.5**	56.4
Net borrowing costs		**(64.7)**	(48.3)	**(80.1)**	(65.1)
Profit from ordinary activities before related income tax expense		**502.3**	631.0	**443.5**	312.7
Income tax expense relating to ordinary activities	4	**(155.7)**	(201.7)	**(71.0)**	(78.3)
Net profit		**346.6**	429.3	**372.5**	234.4
Outside equity interests in net profit		**(3.1)**	(1.3)	**–**	–
Net profit attributable to members of the Company	21	**343.5**	428.0	**372.5**	234.4
Non-owner transaction changes in equity:					
Increase in asset revaluation reserve on using the equity method for investments in associates	31	**–**	2.9	**–**	–
Net decrease in retained profits on the initial adoption of AASB 1028 "Employee Benefits"		**(3.7)**	–	**(3.7)**	–
Net exchange differences relating to self-sustaining foreign operations		**(2.3)**	(0.9)	**–**	–
Total changes in equity from non-owner related transactions attributable to members of the Company	22	**337.5**	430.0	**368.8**	234.4
Basic earnings per share	36	**20.0 cents**	29.1 cents		
Diluted earnings per share	36	**19.8 cents**	28.9 cents		

* Passenger and freight revenue is now disclosed net of both sales discount and interline/IATA commission. Previously, only sales discount was netted against revenue, with interline/IATA commission being shown as an expense item. Comparatives have been adjusted accordingly. The impact of this change for the prior year is to decrease net passenger revenue by $505.7 million (Qantas $472.1 million), net freight revenue by $44.8 million (Qantas $44.9 million) and selling and marketing expenditure by $550.5 million (Qantas $517.0 million).

\# Passenger recoveries are now disclosed as part of net passenger revenue. Previously, passenger recoveries were netted against the relevant expenditure category. Comparatives have been adjusted accordingly. The impact of this change for the prior year is to increase net passenger revenue by $196.7 million (Qantas $195.2 million), increase aircraft operating – variable expenditure by $86.5 million (Qantas $85.1 million) and increase other expenditure by $110.2 million (Qantas $110.1 million).

** Excludes proceeds on sale of non-current assets of Qantas Group $36.7 million, Qantas $6.0 million (2002: $52.0 million, $49.1 million), and interest revenue of Qantas Group $107.7 million, Qantas $93.5 million (2002: $69.3 million, $56.4 million) which is included in net borrowing costs.

^ Revenue from "Other Sources" includes revenue from aircraft charters and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, and other miscellaneous income.

The Statements of Financial Performance are to be read in conjunction with the Notes to the Financial Statements on pages 5 to 53.

STATEMENTS OF FINANCIAL POSITION
as at 30 June 2003

	Notes	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
CURRENT ASSETS					
Cash	8	**121.9**	112.5	**99.6**	74.5
Receivables	9	**2,867.0**	2,386.6	**2,875.2**	2,551.7
Net receivables under hedge/swap contracts		**330.9**	697.7	**331.2**	698.9
Inventories	10	**430.3**	385.4	**400.9**	342.5
Other	12	**204.3**	173.5	**143.7**	114.9
Total current assets		**3,954.4**	3,755.7	**3,850.6**	3,782.5
NON-CURRENT ASSETS					
Receivables	9	**176.5**	240.0	**1,879.9**	1,718.6
Net receivables under hedge/swap contracts		**1,014.9**	1,398.0	**958.2**	1,343.6
Investments accounted for using the equity method	31	**68.3**	65.4	**–**	–
Other investments	11	**101.9**	8.9	**374.8**	371.6
Property, plant and equipment	13	**11,432.5**	9,109.5	**9,548.5**	6,922.7
Intangible assets	14	**119.6**	161.0	**–**	–
Deferred tax assets		**44.7**	34.7	**14.6**	–
Other	12	**61.0**	28.3	**24.9**	26.0
Total non-current assets		**13,019.4**	11,045.8	**12,800.9**	10,382.5
Total assets		**16,973.8**	14,801.5	**16,651.5**	14,165.0
CURRENT LIABILITIES					
Payables	15	**2,109.1**	2,382.3	**1,984.2**	2,216.2
Interest-bearing liabilities	16	**971.1**	837.0	**980.2**	1,167.1
Net payables under hedge/swap contracts		**46.6**	430.8	**44.2**	430.7
Provisions	17	**435.9**	525.8	**372.5**	465.2
Current tax liabilities/(receivable)	18	**(4.7)**	77.9	**(32.2)**	31.9
Revenue received in advance		**1,158.4**	1,285.2	**1,056.3**	1,178.2
Deferred lease benefits/income		**50.6**	42.4	**45.9**	37.8
Total current liabilities		**4,767.0**	5,581.4	**4,451.1**	5,527.1
NON-CURRENT LIABILITIES					
Payables	15	**–**	33.7	**–**	33.7
Interest-bearing liabilities	16	**5,391.9**	3,569.9	**6,055.6**	3,710.1
Net payables under hedge/swap contracts		**340.9**	150.8	**340.9**	150.8
Provisions	17	**354.1**	351.0	**324.4**	318.1
Deferred tax liabilities		**603.0**	524.7	**489.4**	401.3
Deferred lease benefits/income		**254.8**	329.0	**221.5**	287.4
Other		**–**	7.5	**–**	7.5
Total non-current liabilities		**6,944.7**	4,966.6	**7,431.8**	4,908.9
Total liabilities		**11,711.7**	10,548.0	**11,882.9**	10,436.0
Net assets		**5,262.1**	4,253.5	**4,768.6**	3,729.0
EQUITY					
Contributed equity	19	**3,757.9**	2,946.6	**3,757.9**	2,946.6
Reserves	20	**54.0**	56.3	**82.9**	82.9
Retained profits	21	**1,435.9**	1,239.1	**927.8**	699.5
Equity attributable to members of the Company		**5,247.8**	4,242.0	**4,768.6**	3,729.0
Outside equity interests in controlled entities	23	**14.3**	11.5	**–**	–
Total equity	22	**5,262.1**	4,253.5	**4,768.6**	3,729.0

The Statements of Financial Position are to be read in conjunction with the Notes to the Financial Statements on pages 5 to 53.

STATEMENTS OF CASH FLOWS
for the year ended 30 June 2003

	Notes	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash receipts in the course of operations		**12,567.3**	12,043.9	**10,995.0**	10,426.3
Cash payments in the course of operations		**(10,960.6)**	(10,647.7)	**(9,739.3)**	(8,916.6)
Interest received		**114.4**	69.1	**98.9**	55.8
Borrowing costs paid		**(268.1)**	(169.2)	**(277.2)**	(167.2)
Dividends received		**7.0**	13.1	**220.7**	2.8
Income taxes paid		**(169.2)**	(165.9)	**(61.0)**	(51.4)
Net cash provided by operating activities	38	**1,290.8**	1,143.3	**1,237.1**	1,349.7
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		**(3,137.2)**	(2,463.4)	**(1,625.3)**	(1,317.6)
Receipts for aircraft security deposits		**197.7**	124.6	**162.0**	123.0
Total payments for purchases of property, plant, equipment and aircraft security deposits		**(2,939.5)**	(2,338.8)	**(1,463.3)**	(1,194.6)
Proceeds from sale of property, plant and equipment		**36.7**	12.7	**6.0**	11.6
Proceeds from sale of investments		**–**	39.3	**–**	37.5
Payments for investments, net of cash acquired		**(92.9)**	(19.3)	**(3.2)**	(19.3)
Net funding from/(to) related parties		**–**	–	**(152.4)**	(1,199.4)
Net cash used in investing activities		**(2,995.7)**	(2,306.1)	**(1,612.9)**	(2,364.2)
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of borrowings/swaps		**(798.3)**	(1,109.7)	**(678.1)**	(1,074.5)
Proceeds from borrowings		**3,205.2**	2,269.9	**2,167.5**	1,870.0
Net proceeds from the issue of shares		**701.0**	652.7	**701.0**	652.7
Dividends paid		**(172.3)**	(124.1)	**(170.9)**	(120.9)
Net cash provided by financing activities		**2,935.6**	1,688.8	**2,019.5**	1,327.3
RECONCILIATION OF CASH PROVIDED BY/(USED IN):					
Operating activities		**1,290.8**	1,143.3	**1,237.1**	1,349.7
Investing activities		**(2,995.7)**	(2,306.1)	**(1,612.9)**	(2,364.2)
Financing activities		**2,935.6**	1,688.8	**2,019.5**	1,327.3
Net increase in cash held		**1,230.7**	526.0	**1,643.7**	312.8
Cash at the beginning of the financial year		**785.2**	259.2	**349.9**	37.1
Cash at the end of the financial year	38	**2,015.9**	785.2	**1,993.6**	349.9

The Statements of Cash Flows are to be read in conjunction with the Notes to the Financial Statements on pages 5 to 53.

1. Statement of significant accounting policies

The significant accounting policies which have been adopted in the preparation of this Financial Report are:

(a) BASIS OF PREPARATION

The Financial Report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This Report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of assets.

These accounting policies have been consistently applied by each entity in the Qantas Group, being Qantas Airways Limited (Qantas) and its controlled entities, and except where there is a change in accounting policy as set out below, are consistent with those of the prior year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

(b) CHANGE IN ACCOUNTING POLICIES

EMPLOYEE BENEFITS

The Qantas Group has applied AASB 1028 "Employee Benefits" for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates Qantas expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the Consolidated Financial Statements as at 1 July 2002 as a result of this change are:

- $5.3 million (Qantas: $5.3 million) increase in provision for employee benefits;
- $3.7 million (Qantas: $3.7 million) decrease in opening retained profits; and
- $1.6 million (Qantas: $1.6 million) increase in future income tax benefit.

There was no material impact on net profit for the financial year to 30 June 2003.

PROVISIONS AND CONTINGENT LIABILITIES

The Qantas Group has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the Consolidated and Company Financial Statements as at 1 July 2002 as a result of this change are:

- $140.7 million increase in opening retained profits; and
- $140.7 million decrease in provision for dividends.

There was no material impact on net profit for the financial year to 30 June 2003.

AIRCRAFT LEASES

The Qantas Group has applied Urgent Issues Group Abstract 50 "Evaluating the Substance of Transactions involving the Legal Form of a Lease" (issued September 2002) for the first time from 1 July 2002. The application of this abstract had no impact on net profit for the prior year and an immaterial impact on net profit for the financial year to 30 June 2003.

(c) PRINCIPLES OF CONSOLIDATION

CONTROLLED ENTITIES

The Qantas Group Financial Statements comprise the Financial Statements of Qantas and the Qantas Group. Results of controlled entities which were acquired or disposed of during the year are included in the Statement of Financial Performance from the date control commenced or up to the date control ceased. The consolidation process eliminates balances and transactions with or between Qantas and its controlled entities. Outside interests in the equity and results of controlled entities are shown as a separate item in the Qantas Group Financial Statements.

ASSOCIATES

Associates are those entities over which the Qantas Group exercises significant influence, but not control, and which are not intended for sale in the near future.

Investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The Qantas Group's equity accounted share of the net profit of associates is recognised in the consolidated Statement of Financial Performance from the date significant influence commenced up to the date significant influence ceased.

1. Statement of significant accounting policies continued

(d) FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions, except those subject to specific hedging arrangements, are translated to Australian currency at the rates of exchange ruling at the date of each transaction. At balance date, amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at that date. Resulting exchange differences are brought to account as exchange gains or losses in the Statement of Financial Performance in the financial year in which the exchange rates change.

TRANSLATION OF CONTROLLED FOREIGN ENTITIES

All controlled entities incorporated overseas are self-sustaining foreign operations and as such, their assets and liabilities are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. Their Statement of Financial Performance is translated at the average exchange rate for the year. Exchange differences arising on translation are recorded in the foreign currency translation reserve. The balance of the foreign currency translation reserve relating to a controlled entity that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

HEDGING OF FOREIGN CURRENCY COMMITMENTS

Gains and losses on derivatives used to hedge the specific purchase or sale of capital equipment and goods and services are deferred in the Statement of Financial Position and included in the measurement of the related purchase or sale. Net deferred gains/losses associated with hedges of foreign currency revenue relating to future transportation services are included in the Statement of Financial Position as payables/receivables. These gains/losses will be included in the measurement of the relevant future foreign currency revenue at the time the transportation services are provided. As at 30 June 2003, net deferred gains were $117.7 million (2002: loss $206.2 million).

Revenues and expenses from cross-currency swap transactions and amounts owing to/from swap counterparties are set off and disclosed on a net basis where the requirements of AASB 1014 "Set-off and Extinguishment of Debt" are satisfied.

(e) DERIVATIVE FINANCIAL INSTRUMENTS

The Qantas Group is subject to foreign currency, interest rate, fuel price and credit risks. Derivative financial instruments are used to hedge these risks. Qantas Group policy is not to enter, issue or hold derivative financial instruments for speculative trading purposes.

Principal amounts outstanding under individual cross-currency swaps are disclosed as a net asset or liability. Interest payments and receipts under cross-currency swaps are recognised on an accruals basis in the Statement of Financial Performance. Premiums paid on interest rate options are included in "Other Assets" and are amortised over the period of the hedge.

Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying exposures to which they relate. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gains and losses arising on the related hedged position are recognised in the Statement of Financial Performance. Further details are outlined in Note 32.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the hedged transaction are recognised immediately in the Statement of Financial Performance.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. When a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the Statement of Financial Performance for the year.

(f) REVENUE RECOGNITION

PASSENGER, FREIGHT AND TOURS AND TRAVEL SALES REVENUE

Passenger, freight and tours and travel sales revenue is included in the Statement of Financial Performance at the fair value of the consideration received net of sales discounts, passenger and freight interline/IATA commissions, and goods and services tax (GST). Tours and travel sales commissions are treated as a cost of sale. Passenger, freight and tours and travel sales are credited to revenue received in advance and subsequently transferred to revenue when tickets and land content are utilised or freight uplifted.

CATERING REVENUE

Revenue from the sale of catering products is recognised when control of the goods passes to the customer.

CONTRACT WORK REVENUE

Contract work revenue is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured.

INTEREST REVENUE

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

1. Statement of significant accounting policies continued

(f) REVENUE RECOGNITION continued

ASSET SALES

The gross proceeds of asset sales are included as revenue at the date control of the asset passes to the buyer, usually when the purchaser takes delivery of the asset. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

AIRCRAFT FINANCING FEES

Fees relating to linked transactions involving the legal form of a lease are recognised as revenue only when there are no significant obligations to perform or refrain from significant activities, there are no significant limitations on use of the underlying asset and the possibility of reimbursement is remote. Where these criteria are not met, fees are brought to account as revenue or expenditure over the period of the respective lease or on a basis which is representative of the pattern of benefits derived from the leasing transactions.

DIVIDENDS

Revenue from distributions from controlled entities is recognised by Qantas when dividends are declared. Revenue from dividends from associates and other investments is recognised when dividends are received.

(g) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(h) TAXATION

The Qantas Group adopts the income statement liability method of tax-effect accounting.

Income tax expense is calculated on profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different years for income tax and accounting purposes, is carried forward in the Statement of Financial Position as a deferred tax asset or a deferred tax liability.

Future income tax benefits relating to timing differences are not brought to account as an asset unless realisation is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account as an asset when their realisation is considered to be virtually certain.

Capital gains tax is provided in the financial statements in the financial year in which an asset is sold. Capital gains tax is not provided for when an asset is revalued.

Qantas is taxed as a public company and provides for income tax in overseas jurisdictions where a liability exists. Generally, these taxes are assessed on a formula or percentage of sales basis.

(i) RECEIVABLES

Receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(j) INVENTORIES

Engineering expendables, consumable stores and work in progress are valued at weighted average cost, less any applicable allowance for obsolescence. Inventories held for sale are valued at the lower of cost and net realisable value.

(k) RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

The carrying amounts of non-current assets valued on the cost basis are reviewed regularly to determine whether they are in excess of their recoverable amount at reporting date. Assets which primarily generate cash flows, such as aircraft, are assessed on an individual basis whereas infrastructure assets are examined on a class-by-class basis, and compared to net surplus cash inflows. Expected net cash flows used in determining recoverable amounts have been discounted to their net present value, using a rate reflecting the cost of funds.

An appropriate write down is made if the carrying amount of a non-current asset exceeds its recoverable amount. The write down is expensed in the financial year in which it occurs.

1. Statement of significant accounting policies continued

(l) INVESTMENTS

All investments are recorded at the lower of cost and recoverable amount.

CONTROLLED ENTITIES

A controlled entity is one over which Qantas exercises control, or has the capacity to control.

ASSOCIATES

An associate is an entity in which Qantas exercises significant influence, but not control.

(m) ACQUISITION OF ASSETS

Items of property, plant and equipment are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Major modifications to aircraft and the costs associated with placing the aircraft into service are capitalised as part of the cost of the asset to which they relate. All aircraft maintenance costs are expensed as incurred. Borrowing costs associated with the acquisition of qualifying assets such as aircraft and the acquisition, construction or production of significant items of other property, plant and equipment are capitalised as part of the cost of the asset to which they relate.

Expenditure on internally generated assets, other than research and development costs, is only recognised as an asset when the Qantas Group controls future economic benefits as a result of the costs incurred and it is probable that those future economic benefits will eventuate, and the costs can be measured reliably.

(n) DEPRECIATION AND AMORTISATION

Depreciation and amortisation are provided on a straight line basis on all items of property, plant and equipment except for freehold and leasehold land. The depreciation and amortisation rates of owned assets are calculated so as to allocate the costs or valuation of an asset, less any estimated residual value, over the asset's estimated useful life to the Qantas Group. Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. The costs of improvements to assets are amortised over the remaining useful life of the asset or the estimated useful life of the improvement, whichever is the shorter. Assets under finance lease are amortised over the term of the relevant lease or, where it is likely the Qantas Group will obtain ownership of the asset, the life of the asset.

The principal asset depreciation and amortisation periods and estimated residual value percentages are:

	Years	Residual Value %
Buildings and leasehold improvements	10 – 50	0
Plant and equipment	3 – 20	0
Jet aircraft and engines	20	0 – 25
Non-jet aircraft and engines	10 – 20	0 – 20
Aircraft spare parts	15 – 20	0 – 25

These rates are in line with those for the prior year.

Depreciation and amortisation rates and residual values are reviewed annually and reassessed having regard to commercial and technological developments and the estimated useful life of assets to the Qantas Group.

(o) LEASED AND HIRE PURCHASE ASSETS

Leased assets under which the Qantas Group assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Any gains and losses under sale and leaseback arrangements are deferred and amortised over the lease term. Capitalised leased assets are amortised on a straight line basis over the period in which benefits are expected to arise from the use of those assets. Lease payments are allocated between the reduction in the principal component of the lease liability and interest expense.

Linked transactions involving the legal form of a lease are accounted for as one transaction when the series of transactions are negotiated as one or take place concurrently or in sequence and cannot be understood economically alone.

Fully prepaid leases are classified in the Statement of Financial Position as Hire Purchase Assets, to recognise that the financing structures impose certain obligations, commitments and/or restrictions on the Qantas Group which differentiate these aircraft from owned assets.

Payments made under operating leases are expensed in the financial year in which they are incurred.

In respect of any premises rented under long-term operating leases which are subject to sub-tenancy agreements, provision is made for any shortfall between primary payments to the head lessor less any recoveries from sub-tenants. These provisions are determined on a discounted cash flow basis, using a rate reflecting the cost of funds.

1. Statement of significant accounting policies continued

(o) LEASED AND HIRE PURCHASE ASSETS continued

NON-CANCELLABLE OPERATING LEASES

Leases are deemed to be non-cancellable if there are anticipated to be significant financial penalties associated with termination.

(p) INTANGIBLE ASSETS

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair values of identifiable net assets acquired, is amortised on a straight line basis over the period in which future benefits are expected to arise, or 20 years, whichever is the shorter.

The unamortised balance of goodwill is reviewed at least each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the Statement of Financial Performance.

For associates, the Consolidated Financial Statements include the carrying amount of goodwill in the equity accounted investments' carrying amounts.

(q) PAYABLES

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Qantas Group.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(r) FREQUENT FLYER ACCOUNTING

The Qantas Group receives revenue from the sale of frequent flyer points to third parties. This revenue is recognised in the Statement of Financial Performance when it is received. The obligation to provide travel rewards to members of the Qantas Frequent Flyer Program is progressively accrued as points are accumulated. This accrual is based on the incremental cost (being the cost of meals, fuel and passenger expenses) of providing the travel rewards. The accrual is reduced as members redeem awards or their entitlements expire.

(s) EMPLOYEE BENEFITS

WAGES AND SALARIES, ANNUAL LEAVE AND SICK LEAVE

Liabilities for employee benefits for wages, salaries, annual leave (including leave loading), and sick leave vesting to employees expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the Qantas Group expects to pay as at reporting date including related on-costs.

LONG SERVICE LEAVE

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

PROFIT SHARING AND BONUS PLANS

A liability is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the Qantas Group to settle in either cash or shares.

SUPERANNUATION

The Qantas Group contributes to employee superannuation funds. Contributions to these funds are recognised in the Statement of Financial Performance as they are made. Further details are disclosed in Note 28.

(t) PROVISIONS

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments. The unwinding of the discount is treated as part of the expense related to the particular provision.

DIVIDENDS

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

1. Statement of significant accounting policies continued

(t) PROVISIONS continued

EMPLOYEE TERMINATION BENEFITS

Provisions for termination benefits are only recognised when a detailed plan has been approved and the termination benefit has either commenced or been publicly announced, or firm contracts related to the termination benefit have been entered into. Costs related to ongoing activities are not provided for.

SURPLUS LEASED PREMISES

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less.

The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

(u) WORKERS' COMPENSATION

Qantas is a licensed self-insurer under the New South Wales Workers' Compensation Act, the Victorian Accident Compensation Act and the Queensland Workers' Compensation Act. Qantas has made provision for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers' compensation for all remaining employees is insured commercially.

(v) EARNINGS PER SHARE

Basic earnings per share is determined by dividing the Qantas Group's net profit attributable to Members of the Company by the weighted average number of shares on issue during the current financial year (refer Note 36).

Diluted earnings per share is calculated after taking into account the number of ordinary shares to be issued for no consideration in relation to dilutive potential ordinary shares.

(w) STATEMENTS OF CASH FLOWS

For the purposes of the Statements of Cash Flows, cash includes cash on hand, cash at bank and money market investments readily convertible to cash, net of outstanding bank overdrafts and short-term cash borrowings (refer Note 38).

(x) BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange losses net of hedged amounts on borrowings. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets. Where funds are borrowed generally, borrowing costs are capitalised using the average interest rate applicable to the Qantas Group's debt facilities being 6.7 per cent per annum (2002: 7.2 per cent) in the current year. During the year, borrowing costs totalling $82.7 million (2002: $77.0 million) were capitalised into the cost of qualifying assets.

(y) EXPENDITURE CARRIED FORWARD

Material items of expenditure are deferred to the extent that the Qantas Group considers it is probable that future economic benefits embodied in the expenditure will eventuate and can be measured reliably, do not relate solely to revenue that has already been brought to account and will contribute to the future earning capacity of the Qantas Group. Items such as guarantee fees, bank fees and other fees associated with the establishment of lending facilities are capitalised as deferred financing fees and are amortised over the life of the relevant loan term. The deferred financing fees in the Consolidated Statement of Financial Position at 30 June 2003 is $58.3 million (2002: $25.1 million).

(z) INTEREST-BEARING LIABILITIES

Bank and other loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in "Other Creditors and Accruals".

2. Revenue from ordinary activities

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
REVENUE FROM OPERATING ACTIVITIES				
Sales and operating revenue				
Related parties				
– controlled entities	**–**	–	**147.4**	63.7
– associates	**103.8**	84.8	**108.3**	79.6
– other related parties	**20.2**	31.9	**11.7**	15.4
Other parties	**11,250.6**	10,851.8	**9,475.2**	9,257.7
Dividend revenue				
Related parties				
– controlled entities	**–**	–	**219.2**	–
– associates	**–**	–	**1.2**	2.5
Other parties	**0.3**	0.3	**0.3**	0.3
Sales and operating revenue	**11,374.9**	10,968.8	**9,963.3**	9,419.2
REVENUE FROM OUTSIDE OPERATING ACTIVITIES				
Interest revenue				
Related parties				
– controlled entities	**–**	–	**0.7**	3.3
Other parties	**107.7**	69.3	**92.8**	53.1
Proceeds from sale of property, plant and equipment	**36.7**	12.7	**6.0**	11.6
Proceeds from sale of investments	**–**	39.3	**–**	37.5
Total revenue from ordinary activities	**11,519.3**	11,090.1	**10,062.8**	9,524.7

3. Profit from ordinary activities before related income tax expense

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
Profit from ordinary activities before related income tax expense has been arrived at after charging/(crediting) the following items:				
Borrowing costs				
Related parties				
– controlled entities	–	–	**50.6**	13.9
Other parties				
– *finance charges on capitalised leases*	**29.7**	63.7	**25.2**	60.3
– other borrowing costs	**225.4**	130.9	**180.5**	124.3
Less: capitalised borrowing costs	**(82.7)**	(77.0)	**(82.7)**	(77.0)
Total borrowing costs	**172.4**	117.6	**173.6**	121.5
Depreciation				
Buildings	**5.9**	5.1	**3.8**	3.2
Plant and equipment	**124.2**	144.0	**104.3**	109.2
Aircraft and engines – normal depreciation	**319.0**	224.8	**285.5**	200.8
Aircraft and engines – accelerated depreciation	**91.4**	–	**91.4**	–
Aircraft spare parts	**73.4**	72.5	**72.5**	70.3
Total depreciation	**613.9**	446.4	**557.5**	383.5
Amortisation				
Leasehold buildings	**1.5**	1.6	**0.9**	0.9
Leasehold improvements	**45.5**	40.3	**22.9**	22.6
Leased plant and equipment	**0.4**	0.4	–	–
Leased aircraft and engines	**216.0**	191.3	**191.7**	159.8
Leased aircraft spare parts	**1.4**	1.8	**1.2**	1.8
Goodwill	**12.7**	11.7	–	–
Total amortisation	**277.5**	247.1	**216.7**	185.1
Net foreign currency loss	**71.9**	35.6	**72.2**	34.4
Loss/(profit) on sale of aircraft, engines and spares	**12.4**	(2.7)	**12.6**	(2.8)
Loss/(profit) on sale of property, plant and equipment	–	(1.9)	**0.1**	(1.8)
Profit on sale of investments*	–	(31.2)	–	(17.3)
Amounts set aside to provision for				
Doubtful debts	**2.4**	28.2	**2.3**	28.2
Employee benefits	**49.3**	28.4	**40.2**	20.6
Staff redundancy costs*	**115.4**	41.5	**112.9**	41.3
Insurance and other	**38.5**	35.5	**36.1**	34.7
Operating lease charges				
Non-cancellable operating leases	**283.9**	255.7	**233.2**	199.1
Cancellable operating leases	**149.6**	140.5	**149.4**	139.4
Capacity hire – aircraft	**381.6**	499.9	**350.4**	422.7

* *Disclosed as individually significant items in the Consolidated and Company Financial Statements for the year ended 30 June 2002.*

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

4. Income tax

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
The prima facie income tax on profit from ordinary activities differs from the income tax charged in the Statement of Financial Performance and is calculated as follows:				
Profit from ordinary activities	**502.3**	631.0	**443.5**	312.7
Prima facie income tax expense at 30 per cent (2002: 30 per cent) on profit from ordinary activities	**150.7**	189.3	**133.1**	93.8
(Less)/add adjustments for:				
Non-assessable income				
Deferred lease benefits	**(0.2)**	–	**(0.2)**	–
Imputation gross-up on dividend received	**–**	–	**28.2**	–
Franking credits on dividends received	**–**	–	**(94.1)**	–
Share of associates' net profit	**(2.9)**	(10.8)	**–**	–
Other non-assessable income	**–**	(0.4)	**–**	–
Non-deductible expenditure				
Depreciation on buildings	**0.6**	0.8	**0.7**	0.8
Amortisation of goodwill	**3.8**	3.5	**–**	–
Amortisation of lease residual values	**0.6**	3.2	**0.6**	3.2
Other non-deductible expenditure	**10.1**	15.3	**7.3**	4.1
Other (deductible)/assessable items	**(7.6)**	4.2	**(2.7)**	5.7
Under/(over) provision in prior years	**0.6**	(3.4)	**(1.9)**	(29.3)
Income tax expense relating to ordinary activities	**155.7**	201.7	**71.0**	78.3
Comprising:				
Australian income tax expense	**144.3**	198.9	**63.4**	78.3
Overseas income tax expense	**11.4**	2.8	**7.6**	–
	155.7	201.7	**71.0**	78.3
Future income tax benefit arising from tax losses, not recognised as an asset because recovery is not virtually certain	**20.5**	20.1	**11.4**	6.2

The future income tax benefit will only be obtained if:

- future assessable income is derived of a nature and of an amount sufficient to enable the benefits to be realised or the benefit can be utilised by another entity in the Qantas Group in accordance with Division 170 of the Income Tax Assessment Act 1997;
- the conditions for deductibility imposed by tax legislation continue to be complied with; and
- no changes in tax legislation adversely affect the ability of the Qantas Group to realise the benefit.

5. Directors' remuneration

Directors' remuneration includes fees or salaries (as appropriate), superannuation contributions, non-cash benefits and post-retirement benefits. Executive Directors participate in performance bonuses (refer Note 6) and retirement and termination payments.

Non-cash benefits received by Directors include a limited number of free of charge flights. These flight benefits are included in remuneration on a cost to the company basis as incurred. The cost includes the incremental cost of providing the flight and the associated Fringe Benefit Tax.

	Qantas	
	2003 Number	2002 Number
The number of Directors of Qantas whose remuneration from Qantas or any related party falls within the following bands:		
$ $		
0 – 9,999	–	1
30,000 – 39,999	–	1
60,000 – 69,999	**1**	–
80,000 – 89,999	–	1
90,000 – 99,999	–	1
100,000 – 109,999	**2**	1
110,000 – 119,999	**1**	3
120,000 – 129,999	**1**	–
130,000 – 139,999	**2**	–
140,000 – 149,999	**1**	–
150,000 – 159,999	–	1
360,000 – 369,999	–	1
370,000 – 379,999	**1**	–
990,000 – 999,999	**1**	–
1,420,000 – 1,429,999	–	1
1,630,000 – 1,639,999	**1**	–
2,450,000 – 2,459,999	–	1
Total Directors	**11**	12

	Qantas Group		Qantas	
	2003 $000	2002 $000	**2003 $000**	2002 $000
Total remuneration paid or payable, or otherwise made available to all Directors of Qantas from Qantas or related parties (includes Directors' fees of $1.076 million (2002: $0.917 million))			**3,925**	5,061
Total remuneration paid, payable or otherwise made available to Directors of each entity in the Qantas Group from Qantas or any related party (includes Directors' fees of $1.076 million (2002: $0.917 million))	**6,844**	8,027		

6. Executives' remuneration

REMUNERATION

VESTED REMUNERATION

Remuneration levels for Executives are determined with reference to external professional advice and take into account market levels of remuneration. Executive's remuneration includes salaries, superannuation contributions, performance bonuses, other benefits, and retirement and resignation packages.

Fixed Annual Remuneration

Executive salary packages are based on the concept of Fixed Annual Remuneration (FAR) which includes guaranteed salary and non-salary components such as motor vehicle allowances and salary sacrifice superannuation. The amount of FAR is set with reference to market data reflecting the underlying responsibility of the role and is reviewed annually.

6. Executives' remuneration continued

VESTED REMUNERATION continued

Non-Cash Benefits

Non-cash benefits received by Executive Directors and Senior Executives during the year includes limited free air travel for recreational purposes. Non-cash benefits are included in remuneration on a cost to the company basis as incurred. The cost of travel benefits includes the incremental cost of providing the flight and the associated Fringe Benefits Tax.

Short-Term Incentives

All Executives of the Qantas Group (including Executive Directors) participate in an annual performance-based reward scheme (Executive Bonus Scheme) which provides for performance bonuses to be paid where pre-determined objectives are met. Performance objectives are based on a combination of Qantas results and individual performance. Maximum performance bonuses are set as a percentage of Fixed Annual Remuneration for Executives within Qantas and vary according to level of seniority. Bonuses awarded under the Executive Bonus Scheme are primarily payable in cash, though in previous years certain Senior Executives received a portion of their bonus as Qantas shares. In such circumstances, the shares provided were purchased on-market and a holding lock was placed on the shares for two years.

Benefits awarded under the Executive Bonus Scheme, whether payable in cash or shares, are included in remuneration in the period in which the bonus is earned.

No bonuses have been granted to Executives in relation to the 2002/03 financial year.

NON-VESTED REMUNERATION

Long Term Incentive Plans

Qantas Long-Term Incentive Deferred Share Plan (LTIDSP)

During the year, Executive Directors and Senior Executives were granted shares under the LTIDSP. These shares were purchased on-market and are being held in trust for up to four years, after which time they will be transferred to all eligible Executives still employed by the Qantas Group. Certain Executives are entitled to a bonus allocation of one share for every nine held upon transfer.

The cost of providing benefits to Executives under the LTIDSP is accrued in the profit and loss account over the period in which the benefits are earned (ie from grant date to transfer date).

Qantas Long-Term Executive Incentive Plan (QL-TEIP)

In previous years, Entitlements over unissued ordinary shares in Qantas were awarded to Executive Directors and other Senior Executives under the QL-TEIP introduced in the 1999/00 financial year. The QL-TEIP has now been terminated and as such no Entitlements have been granted in 2002/03.

Entitlements awarded under the QL-TEIP in prior years may vest between three and five years following award date, conditional on the Executive remaining a Qantas Group employee and on the achievement of specific performance hurdles set by the Board. These hurdles are set by reference to the percentile performance of Qantas (based upon average relative total shareholder return) within a modified S&P/ASX 200 Index and within an international airline peer group.

To the extent that any Entitlements vest, they may be converted into Qantas shares within eight years of award in proportion to the gain in share price from the date the Entitlements are awarded to the date they are converted to shares. Entitlements not converted to shares within eight years of award will expire.

As the QL-TEIP has now terminated, there is no profit and loss impact of existing Entitlements.

In addition to the long-term incentive plans noted above, the service contracts of certain Executive Directors and Senior Executives provide for the payment of a bonus on the completion of five years service. This bonus is payable when the Executive Director or Senior Executive ceases employment with the Qantas Group and is included in remuneration at that time.

Post-Retirement Benefits

A limited number of free of charge flights are available to Executive Directors and certain Senior Executives both whilst they are employed by the Qantas Group and after they have retired. The post-retirement benefit is determined on a cost to the company basis and is accrued over the period of service, taking into account historical and projected usage rates.

DEFINITION OF EXECUTIVE

Only those employees who received more than $100,000 in remuneration and met the definition of an executive officer under the Corporations Act 2001 and worked mainly in Australia, are included in the following disclosures. Although these disclosures are in accordance with the Corporations Act 2001, the comparability of the disclosures between years is impacted by the appointment of certain executives part way through each year, the achievement of performance targets for bonus purposes, changes in organisational structure and inclusion of retirement and resignation payments where applicable.

Executive remuneration for the prior year includes cash performance bonuses which were payable due to the achievement of pre-determined profit objectives. No bonus is payable in relation to the current year as performance targets were not met.

6. Executives' remuneration continued

The number of Executives of Qantas and of controlled entities whose remuneration from Qantas, entities in the Qantas Group or related parties falls within the following bands:

	Qantas Group		Qantas	
	2003 Number	2002 Number	**2003 Number**	2002 Number
$ $				
100,000 – 109,999	**1**	1	**1**	1
110,000 – 119,999	**3**	–	**2**	–
120,000 – 129,999	**2**	–	**2**	–
130,000 – 139,999	**4**	2	**3**	2
140,000 – 149,999	**5**	–	**5**	–
150,000 – 159,999	**5**	3	**4**	2
160,000 – 169,999	**10**	1	**9**	1
170,000 – 179,999	**15**	2	**15**	2
180,000 – 189,999	**14**	7	**10**	6
190,000 – 199,999	**7**	7	**7**	6
200,000 – 209,999	**6**	8	**6**	8
210,000 – 219,999	**5**	4	**5**	4
220,000 – 229,999	**8**	9	**6**	7
230,000 – 239,999	**5**	9	**4**	8
240,000 – 249,999	**3**	13	**3**	12
250,000 – 259,999	**7**	10	**7**	9
260,000 – 269,999	**–**	6	**–**	6
270,000 – 279,999	**3**	3	**3**	3
280,000 – 289,999	**2**	6	**1**	6
290,000 – 299,999	**2**	9	**2**	8
300,000 – 309,999	**3**	3	**3**	2
310,000 – 319,999	**2**	2	**2**	2
320,000 – 329,999	**3**	1	**3**	1
330,000 – 339,999	**–**	5	**–**	5
340,000 – 349,999	**3**	–	**3**	–
350,000 – 359,999	**1**	3	**1**	3
360,000 – 369,999	**2**	1	**1**	1
370,000 – 379,999	**–**	2	**–**	2
380,000 – 389,999	**–**	3	**–**	3
390,000 – 399,999	**2**	2	**2**	2
400,000 – 409,999	**–**	–	**–**	–
410,000 – 419,999	**1**	5	**1**	4
420,000 – 429,999	**–**	1	**–**	1
430,000 – 439,999	**–**	1	**–**	1
440,000 – 449,999	**1**	4	**1**	4
460,000 – 469,999	**1**	1	**1**	1
470,000 – 479,999	**–**	1	**–**	1
490,000 – 499,999	**1**	1	**1**	1
500,000 – 509,999	**–**	1	**–**	1
510,000 – 519,999	**–**	1	**–**	1
520,000 – 529,999	**2**	2	**2**	2
530,000 – 539,999	**1**	–	**1**	–
550,000 – 559,999	**1**	1	**1**	1
560,000 – 569,999	**1**	1	**1**	1
600,000 – 609,999	**1**	–	**1**	–
620,000 – 629,999	**1**	1	**1**	1
630,000 – 639,999	**–**	1	**–**	1
640,000 – 649,999	**1**	–	**1**	–
660,000 – 669,999	**1**	–	**1**	–
690,000 – 699,999	**1**	–	**1**	–
730,000 – 739,999	**1**	–	**1**	–

6. Executives' remuneration continued

	Qantas Group		Qantas	
	2003 Number	2002 Number	**2003 Number**	2002 Number
$ $				
750,000 – 759,999	**–**	1	**–**	1
780,000 – 789,999	**–**	1	**–**	1
810,000 – 819,999	**–**	1	**–**	1
830,000 – 839,999	**–**	1	**–**	1
920,000 – 929,999	**–**	1	**–**	1
990,000 – 999,999	**1**	–	**1**	–
1,010,000 – 1,019,999	**–**	2	**–**	2
1,020,000 – 1,029,999	**–**	1	**–**	1
1,170,000 – 1,179,999	**–**	1	**–**	1
1,340,000 – 1,349,999	**–**	1	**–**	1
1,420,000 – 1,429,999	**–**	1	**–**	1
1,630,000 – 1,639,999	**1**	–	**1**	–
1,880,000 – 1,889,999	**–**	1	**–**	1
2,450,000 – 2,459,999	**–**	1	**–**	1
3,650,000 – 3,659,999	**–**	1	**–**	1
Total executives	**140**	158	**127**	147

	Qantas Group		Qantas	
	2003 $000	2002 $000	**2003 $000**	2002 $000
Total remuneration received, or due and receivable, from Qantas, entities in the Qantas Group or related parties by Executives whose income exceeds $100,000	**37,283**	60,559	**34,657**	57,831

Directors' and Executives' remuneration amounts disclosed above and in Note 5, do not include amounts accrued under the LTIDSP and the QL-TEIP. During the year a total of $1.1 million was accrued under the LTIDSP and $8.8 million was accrued under the QL-TEIP. These accruals are based upon actuarial estimates of the benefits at grant date and are accrued over the period in which the benefits are earned, being the period from grant date to the earliest date at which the benefits could vest.

7. Auditors' remuneration

	Qantas Group		Qantas	
	2003 $000	2002 $000	**2003 $000**	2002 $000
Audit services:				
Auditors of Qantas – KPMG	**1,810**	1,135	**1,358**	866
Other services:				
Auditors of Qantas – KPMG				
Other audit work	**531**	394	**426**	301
Financial reporting assistance	**186**	47	**166**	–
Due diligence	**817**	779	**586**	779
Tax advice	**354**	596	**309**	551
User acceptance testing	**73**	1,469	**73**	1,469
Secondments	**75**	692	**56**	11
KPMG related practices	**2,036**	3,977	**1,616**	3,111
Total fees paid to KPMG	**3,846**	5,112	**2,974**	3,977

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

8. Cash

Cash on hand	**3.8**	3.9	**3.9**	3.9
Cash at bank	**84.8**	22.1	**62.8**	(15.9)
Cash at call	**33.3**	86.5	**32.9**	86.5
	121.9	112.5	**99.6**	74.5

9. Receivables

CURRENT

Trade debtors	**715.6**	1,280.9	**672.3**	1,223.0
Less: provision for doubtful debts	**(34.1)**	(30.7)	**(31.9)**	(26.7)
	681.5	1,250.2	**640.4**	1,196.3
Trade debtors				
Related parties				
– controlled entities	**–**	–	**65.6**	99.9
– associates	**18.4**	24.1	**19.3**	24.1
– *other related parties*	**59.5**	72.4	**58.6**	71.3
	77.9	96.5	**143.5**	195.3
Loans owing from				
Related parties				
– controlled entities	**–**	–	**19.8**	176.7
Short-term money market securities and term deposits	**1,894.0**	672.7	**1,894.0**	672.7
Aircraft security deposits	**65.9**	214.8	**59.0**	172.1
Sundry debtors				
Related parties				
– controlled entities	**–**	–	**1.8**	0.8
Other parties	**147.7**	152.4	**116.7**	137.8
	2,867.0	2,386.6	**2,875.2**	2,551.7

NON-CURRENT

Loans owing from				
Related parties				
– controlled entities	**–**	–	**1,731.0**	1,506.5
Other parties	**17.8**	19.0	**–**	–
Aircraft security deposits	**129.1**	194.2	**128.9**	194.0
Sundry debtors				
Other parties	**29.6**	26.8	**20.0**	18.1
	176.5	240.0	**1,879.9**	1,718.6

Current and non-current aircraft security deposits have been pledged as security to providers of aircraft finance.

NOTES TO THE FINANCIAL STATEMENTS continued
for the year ended 30 June 2003

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
10. Inventories				
CURRENT				
At cost				
Engineering expendables	**329.7**	296.2	**309.4**	270.6
Consumable stores	**40.1**	44.0	**36.1**	35.2
Work in progress	**59.2**	42.3	**54.1**	33.8
	429.0	382.5	**399.6**	339.6
At net realisable value				
Aircraft spare parts held for sale	**1.3**	2.9	**1.3**	2.9
	430.3	385.4	**400.9**	342.5

11. Other investments

NON-CURRENT				
Unlisted investments				
Controlled entities at cost (refer Note 29)	**–**	–	**331.7**	331.7
Associates at cost (refer Note 31)	**–**	–	**31.0**	31.0
Other corporations at cost	**101.9**	8.9	**12.1**	8.9
	101.9	8.9	**374.8**	371.6

On 31 December 2002, the Qantas Group acquired a loan note which is convertible to a 4.99 per cent equity stake in Air New Zealand Limited for NZ$98.2 million (A$89.7 million). The principal activities of Air New Zealand Limited are the operation of domestic and international passenger transport and cargo.

12. Other assets

CURRENT				
Advances, prepayments and other deposits	**157.2**	103.1	**107.8**	48.9
Other	**47.1**	70.4	**35.9**	66.0
	204.3	173.5	**143.7**	114.9
NON-CURRENT				
Deferred financing fees	**58.3**	25.1	**23.3**	24.6
Other	**2.7**	3.2	**1.6**	1.4
	61.0	28.3	**24.9**	26.0

NOTES TO THE FINANCIAL STATEMENTS continued
for the year ended 30 June 2003

13. Property, plant and equipment

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
NON-CURRENT				
FREEHOLD LAND – OWNED				
At cost	**59.4**	59.4	**47.2**	47.2
	59.4	59.4	**47.2**	47.2
LEASEHOLD LAND				
At cost	**0.2**	–	–	–
	0.2	–	–	–
Total land at cost	**59.6**	59.4	**47.2**	47.2
BUILDINGS – OWNED				
At cost	**152.3**	114.7	**107.8**	69.6
Less: accumulated depreciation	**56.8**	51.5	**43.8**	40.0
	95.5	63.2	**64.0**	29.6
BUILDINGS – LEASED				
At cost	**61.2**	60.9	**29.0**	29.0
Less: accumulated amortisation	**35.1**	33.4	**17.0**	16.1
	26.1	27.5	**12.0**	12.9
Total buildings at cost	**213.5**	175.6	**136.8**	98.6
Less: accumulated depreciation and amortisation	**91.9**	84.9	**60.8**	56.1
Total buildings at net book value	**121.6**	90.7	**76.0**	42.5
LEASEHOLD IMPROVEMENTS				
At cost	**1,263.7**	1,209.2	**681.5**	623.5
Less: accumulated amortisation	**686.7**	644.6	**349.0**	326.6
Total leasehold improvements at net book value	**577.0**	564.6	**332.5**	296.9
PLANT AND EQUIPMENT – OWNED				
At cost	**1,608.0**	1,407.5	**1,217.8**	1,020.0
Less: accumulated depreciation	**970.1**	861.4	**642.8**	544.2
	637.9	546.1	**575.0**	475.8
PLANT AND EQUIPMENT – LEASED				
At cost	**7.0**	7.0	–	–
Less: accumulated amortisation	**5.5**	5.1	–	–
	1.5	1.9	–	–
Total plant and equipment at cost	**1,615.0**	1,414.5	**1,217.8**	1,020.0
Less: accumulated depreciation and amortisation	**975.6**	866.5	**642.8**	544.2
Total plant and equipment at net book value	**639.4**	548.0	**575.0**	475.8

13. Property, plant and equipment
continued

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
AIRCRAFT AND ENGINES – OWNED				
At cost	**8,639.3**	4,773.6	**6,130.2**	4,219.9
Less: accumulated depreciation	**2,466.0**	2,102.9	**2,171.6**	1,926.6
	6,173.3	2,670.7	**3,958.6**	2,293.3
AIRCRAFT AND ENGINES – HIRE PURCHASED				
At cost	**2,777.1**	3,541.4	**4,205.0**	3,332.1
Less: accumulated amortisation	**784.6**	742.3	**785.2**	651.8
	1,992.5	2,799.1	**3,419.8**	2,680.3
AIRCRAFT AND ENGINES – LEASED				
At cost	**1,107.6**	1,145.4	**737.0**	774.4
Less: accumulated amortisation	**489.4**	450.9	**298.8**	279.0
	618.2	694.5	**438.2**	495.4
Total aircraft and engines at cost	**12,524.0**	9,460.4	**11,072.2**	8,326.4
Less: accumulated depreciation and amortisation	**3,740.0**	3,296.1	**3,255.6**	2,857.4
Total aircraft and engines at net book value	**8,784.0**	6,164.3	**7,816.6**	5,469.0
AIRCRAFT SPARE PARTS – OWNED				
At cost	**757.8**	643.2	**684.3**	578.6
Less: accumulated depreciation	**356.0**	320.9	**339.6**	306.1
	401.8	322.3	**344.7**	272.5
AIRCRAFT SPARE PARTS – LEASED				
At cost	**23.5**	8.1	**19.8**	4.3
Less: accumulated amortisation	**3.9**	2.5	**1.3**	–
	19.6	5.6	**18.5**	4.3
Total aircraft spare parts at cost	**781.3**	651.3	**704.1**	582.9
Less: accumulated depreciation and amortisation	**359.9**	323.4	**340.9**	306.1
Total aircraft spare parts at net book value	**421.4**	327.9	**363.2**	276.8
MANUFACTURERS' DEPOSITS				
Progress payments at cost	**829.5**	1,354.6	**338.0**	314.5
Total property, plant and equipment at cost	**17,286.6**	14,325.0	**14,197.6**	11,013.1
Less: accumulated depreciation and amortisation	**5,854.1**	5,215.5	**4,649.1**	4,090.4
Total property, plant and equipment at net book value	**11,432.5**	9,109.5	**9,548.5**	6,922.7

13. Property, plant and equipment continued

QANTAS GROUP	Opening Written Down Value 2002 $M	Additions 2003 $M	Disposals 2003 $M	Transfers 2003 $M	Depreciation 2003 $M	Other* 2003 $M	Closing Written Down Value 2003 $M
RECONCILIATIONS							
Freehold land – owned	59.4	–	–	–	–	–	59.4
Leasehold land	–	0.2	–	–	–	–	0.2
Total land	59.4	0.2	–	–	–	–	59.6
Buildings – owned	63.2	38.7	(0.5)	–	(5.9)	–	95.5
Buildings – leased	27.5	0.1	–	–	(1.5)	–	26.1
Total buildings	90.7	38.8	(0.5)	–	(7.4)	–	121.6
Leasehold improvements	564.6	58.6	(0.7)	–	(45.5)	–	577.0
Plant and equipment – owned	546.1	212.8	(5.9)	–	(124.2)	9.1	637.9
Plant and equipment – leased	1.9	–	–	–	(0.4)	–	1.5
Total plant and equipment	548.0	212.8	(5.9)	–	(124.6)	9.1	639.4
Aircraft and engines – owned	2,670.7	1,122.7	(15.0)	2,763.3	(410.4)	42.0	6,173.3
Aircraft and engines – hire purchased	2,799.1	–	–	(642.2)	(164.4)	–	1,992.5
Aircraft and engines – leased	694.5	–	–	(24.7)	(51.6)	–	618.2
Total aircraft and engines	6,164.3	1,122.7	(15.0)	2,096.4	(626.4)	42.0	8,784.0
Aircraft spare parts – owned	322.3	194.0	–	–	(73.4)	(41.1)	401.8
Aircraft spare parts – leased	5.6	15.4	–	–	(1.4)	–	19.6
Total aircraft spare parts	327.9	209.4	–	–	(74.8)	(41.1)	421.4
Manufacturers' deposits	1,354.6	1,494.7	–	(2,096.4)	–	76.6	829.5
Total property, plant and equipment	9,109.5	3,137.2	(22.1)	–	(878.7)	86.6	11,432.5

* "Other" for the Qantas Group includes transfers to inventories and interest capitalised in manufacturers' deposits.

QANTAS	2002 $M	2003 $M	2003 $M	2003 $M	2003 $M	2003 $M	2003 $M
RECONCILIATIONS							
Freehold land – owned	47.2	–	–	–	–	–	47.2
Buildings – owned	29.6	38.2	–	–	(3.8)	–	64.0
Buildings – leased	12.9	–	–	–	(0.9)	–	12.0
Total buildings	42.5	38.2	–	–	(4.7)	–	76.0
Leasehold improvements	296.9	58.5	–	–	(22.9)	–	332.5
Plant and equipment – owned	475.8	201.4	(4.6)	–	(104.3)	6.7	575.0
Total plant and equipment	475.8	201.4	(4.6)	–	(104.3)	6.7	575.0
Aircraft and engines – owned	2,293.3	1,097.0	(11.1)	956.3	(376.9)	–	3,958.6
Aircraft and engines – hire purchased	2,680.3	–	–	897.6	(158.1)	–	3,419.8
Aircraft and engines – leased	495.4	–	–	(23.6)	(33.6)	–	438.2
Total aircraft and engines	5,469.0	1,097.0	(11.1)	1,830.3	(568.6)	–	7,816.6
Aircraft spare parts – owned	272.5	191.4	–	–	(72.5)	(46.7)	344.7
Aircraft spare parts – leased	4.3	15.4	–	–	(1.2)	–	18.5
Total aircraft spare parts	276.8	206.8	–	–	(73.7)	(46.7)	363.2
Manufacturers' deposits	314.5	23.4	–	(75.2)	–	75.3	338.0
Total property, plant and equipment	6,922.7	1,625.3	(15.7)	1,755.1	(774.2)	35.3	9,548.5

* "Other" for Qantas includes transfers to inventories and interest capitalised in manufacturers' deposits.

NOTES TO THE FINANCIAL STATEMENTS continued
for the year ended 30 June 2003

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

13. Property, plant and equipment
continued

PROPERTIES

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
RECENT VALUATIONS				
Freehold land and buildings based on independent valuations undertaken within three years of balance date	**241.4**	207.5	**208.3**	144.3

RECENT VALUATIONS

Independent valuations of property and aircraft assets (excluding aircraft spare parts) were obtained as at 30 June 2003.

The 2003 independent valuation of land, buildings and leasehold improvements was carried out by Mr Russell Cowell FVLE AREI, of Knight Frank Valuations (NSW) Pty Limited. The 2003 independent valuation of aircraft and engines was carried out by Mr John Vitale ISTAT Certified Appraiser, of AVITAS Inc.

With the exception of aircraft and engines, the valuations for each asset class were in excess of their carrying amounts. However, no additional increments have been brought to account. Details of the valuations obtained for the Qantas Group were:

	2003			2002		
	Valuation Amount $M	Carrying Amount $M	Excess/ (Deficit) $M	Valuation Amount $M	Carrying Amount $M	Excess $M
ASSET CLASS						
Freehold land and buildings	**241.4**	**154.9**	**86.5**	207.5	122.6	84.9
Leasehold buildings and improvements	**836.7**	**603.1**	**233.6**	727.4	592.1	135.3
Aircraft and engines	**6,692.7**	**8,784.0**	**(2,091.3)**	6,839.6	6,164.3	675.3
	7,770.8	**9,542.0**	**(1,771.2)**	7,774.5	6,879.0	895.5

Valuations were performed primarily on a desktop "sight unseen" basis. The property valuations were performed using the open market value or special use value to the Qantas Group, taking into account the age and condition of the assets. The valuations of aircraft and engines were expressed in United States dollars and converted to their Australian dollar equivalents based on an exchange rate of 0.66895 as at 30 June 2003 (2002: 0.56388).

At 30 June 2003, the carrying amount of all individual aircraft is supported by an in-use valuation. This in-use valuation takes into account future cash flows arising from the use of the aircraft assets and is in line with the requirements of AASB 1010 "Recoverable Amount of Non-Current Assets". In establishing the in-use valuations, the relevant cash flows have been discounted.

In addition, Qantas annually obtains an external valuation of the aircraft fleet. In prior years, this has shown a considerable surplus to carrying amount. Due to the current state of the international aviation industry and the appreciation of the Australian dollar, the market value of the fleet has declined during the financial year, and at 30 June 2003 there is a deficit between carrying amount and market valuation. Qantas will continue to assess the carrying value of the aircraft fleet by reference to both future cash flows and current market values. However, at the current time, given the volatile nature of the aircraft after-market, no write down is considered necessary.

SECURED ASSETS

Certain aircraft and engines act as security against related financings. Under the terms of certain financing facilities entered into by the Qantas Group, the underwriters to these agreements have a fixed charge over certain aircraft and engines to the extent that debt has been issued directly to those underwriters (refer Note 16).

NOTES TO THE FINANCIAL STATEMENTS continued
for the year ended 30 June 2003

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

14. Intangible assets

NON-CURRENT				
Goodwill at cost	**151.3**	180.0	**–**	–
Less: accumulated amortisation	**31.7**	19.0	**–**	–
	119.6	161.0	**–**	–

15. Payables

CURRENT				
Trade creditors				
Related parties				
– controlled entities	**–**	–	**74.7**	67.5
– associates	**8.2**	6.4	**8.2**	6.4
– other related parties	**102.4**	119.2	**102.4**	119.2
Other parties	**1,492.5**	1,791.2	**1,409.9**	1,659.4
	1,603.1	1,916.8	**1,595.2**	1,852.5
Other creditors and accruals				
Related parties				
– controlled entities	**–**	–	**–**	14.0
Other parties	**236.4**	248.7	**119.4**	132.9
Unredeemed frequent flyer liability	**269.6**	216.8	**269.6**	216.8
	2,109.1	2,382.3	**1,984.2**	2,216.2
NON-CURRENT				
Other creditors and accruals	**–**	33.7	**–**	33.7

Redeemed Frequent Flyer Revenue Passenger Kilometres as a percentage of Available Seat Kilometres was 6.1 per cent for the financial year (2002: 5.7 per cent). Redeemed Frequent Flyer Revenue Passenger Kilometres as a percentage of Revenue Passenger Kilometres for the financial year was 7.9 per cent (2002: 7.3 per cent). The number of passenger flight segments redeemed by frequent flyers during the year was 3.1 million (2002: 2.5 million).

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

16. Interest-bearing liabilities

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
CURRENT				
Bank loans				
– secured	**270.7**	35.7	**185.2**	12.3
– unsecured	**133.3**	–	**133.3**	–
Other loans				
Related parties – unsecured				
– controlled entities	–	–	–	397.3
– associates	**12.2**	11.6	**12.2**	11.6
Other parties				
– secured	**2.2**	4.2	–	–
– unsecured	**289.8**	310.4	**289.8**	310.3
Lease residual values	–	19.4	–	19.4
Finance lease and hire purchase liabilities (refer Note 24)	**262.9**	455.7	**359.7**	416.2
	971.1	837.0	**980.2**	1,167.1
NON-CURRENT				
Bank loans				
– secured	**1,885.8**	586.5	**653.0**	212.6
– unsecured	**1,266.7**	1,400.0	**1,266.7**	1,400.0
Other loans				
Related parties – unsecured				
– controlled entities	–	–	**478.6**	166.1
Other parties				
– unsecured	**1,744.6**	940.7	**1,744.6**	940.7
Finance lease and hire purchase liabilities (refer Note 24)	**494.8**	642.7	**1,912.7**	990.7
	5,391.9	3,569.9	**6,055.6**	3,710.1

Certain current and non-current loans relate to specific financings of aircraft and engines and are secured by the aircraft to which they relate.

17. Provisions

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
CURRENT				
Dividends	**1.3**	140.9	–	140.7
Employee benefits (refer Note 33)				
– annual leave	**313.5**	303.5	**277.7**	265.8
– long service leave	**32.2**	34.9	**26.4**	28.9
– staff redundancy	**51.9**	5.9	**44.4**	1.4
Under recovery of rentals on sub-let premises	**5.7**	8.4	**4.0**	6.6
Insurance and other	**31.3**	32.2	**20.0**	21.8
	435.9	525.8	**372.5**	465.2
NON-CURRENT				
Employee benefits (refer Note 33)				
– long service leave	**276.7**	278.1	**253.4**	252.4
Under recovery of rentals on sub-let premises	**18.8**	22.0	**18.6**	21.6
Insurance and other	**58.6**	50.9	**52.4**	44.1
	354.1	351.0	**324.4**	318.1

	Qantas Group 2003 $M	Qantas 2003 $M

17. Provisions continued

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

	Qantas Group 2003 $M	Qantas 2003 $M
DIVIDENDS		
Carrying amount at the beginning of the financial year	140.9	140.7
Adjustment on adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	(140.7)	(140.7)
Provisions made during the year	283.7	281.2
Payments made during the year	(172.3)	(170.9)
Dividends settled in shares under the Dividend Reinvestment Plan	(110.3)	(110.3)
Carrying amount at the end of the financial year	1.3	–
UNDER RECOVERY OF RENTALS ON SUB-LET PREMISES		
Carrying amount at the beginning of the financial year	30.4	28.2
Provisions made during the year	1.4	–
Payments made during the year	(7.3)	(5.6)
Carrying amount at the end of the financial year	24.5	22.6
Included in the Financial Statements as follows:		
Current	5.7	4.0
Non-current	18.8	18.6
Total provision for under recovery of rentals on sub-let premises	24.5	22.6
INSURANCE AND OTHER		
Carrying amount at the beginning of the financial year	83.1	65.9
Provisions made during the year	38.5	36.1
Payments made during the year	(31.7)	(29.6)
Carrying amount at the end of the financial year	89.9	72.4
Included in the Financial Statements as follows:		
Current	31.3	20.0
Non-current	58.6	52.4
Total provision for insurance and other	89.9	72.4

18. Current tax liabilities/(receivable)

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
Income tax				
– Australia	(11.7)	76.8	(36.2)	33.1
– overseas	7.0	1.1	4.0	(1.2)
	(4.7)	77.9	(32.2)	31.9

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

19. Contributed equity

Issued and paid up capital 1,774,112,946 (2002: 1,563,858,757) ordinary shares, fully paid	**3,757.9**	2,946.6	**3,757.9**	2,946.6

Movements in the share capital of Qantas during the financial year were as follows:

Date	Details	Number of Shares M	$M
1 July 2001	Opening balance	1,308.6	2,173.0
3 October 2001	Dividend Reinvestment Plan	21.7	68.4
25 October 2001	Institutional Equity Placement	149.5	456.1
	Costs associated with equity placement	–	(7.6)
7 December 2001	Qantas Profitshare Scheme issue	3.5	–
10 December 2001	Shareholder Equity Placement	68.2	207.7
	Costs associated with equity placement	–	(3.5)
10 April 2002	Dividend Reinvestment Plan (DRP)	12.4	52.5
30 June 2002	Closing balance	1,563.9	2,946.6
5 September 2002	Institutional Equity Placement	**142.5**	**598.4**
	Costs associated with equity placement	**–**	**(12.6)**
2 October 2002	Dividend Reinvestment Plan	**14.1**	**55.7**
10 October 2002	Shareholder Equity Placement	**28.3**	**119.2**
	Costs associated with equity placement	**–**	**(4.0)**
16 October 2002	Qantas Profitshare Scheme issue	**8.0**	**–**
9 April 2003	Dividend Reinvestment Plan	**17.3**	**54.6**
30 June 2003	**Closing balance**	**1,774.1**	**3,757.9**

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up, Qantas ordinary shareholders rank after all creditors and are fully entitled to any residual proceeds on liquidation.

QANTAS PROFITSHARE SCHEME

The Qantas Profitshare Scheme is open to all eligible employees of Qantas and its wholly owned controlled entities. On 16 October 2002, 29,318 employees each received $1,000 (subject to rounding) of fully paid bonus shares, resulting in 273 shares being granted to each participating employee at an average price at date of issue of $3.65.

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN (QL-TEIP)

Executive Directors and certain other Senior Executives participate in the QL-TEIP. The QL-TEIP provides Executives with Entitlements to be issued shares in Qantas. Entitlements may vest between three and five years following award date, conditional on the Executive remaining a Qantas Group employee and on the achievement of specific performance hurdles set by the Board. These hurdles are set by reference to the percentile performance of Qantas (based upon average relative total shareholder return) within a modified S&P/ASX 200 Index and within an international airline peer group.

To the extent that any Entitlements vest, they may be converted into Qantas shares within eight years of award in proportion to the gain in share price from the date the Entitlements are awarded to the date they are converted to shares. Entitlements not converted to shares within eight years of award will expire.

The QL-TEIP has now been terminated and as such no Entitlements have been granted in the 2002/03 financial year.

19. Contributed equity continued

Total Entitlements outstanding as at 30 June 2003 under the QL-TEIP are as follows:

Expiry Date	Exercise Price $	Net Vested 2003	Number of Entitlements[1,2] Unvested 2003	Total 2003	Unvested 2002
17 November 2007	4.99	**5,068,512**	**642,488**	**5,711,000**	5,901,500
24 November 2008	3.44	**–**	**29,600,000**	**29,600,000**	30,590,000
20 February 2009	3.62	**–**	**760,000**	**760,000**	760,000
6 December 2009	3.25	**–**	**350,000**	**350,000**	350,000
Total entitlements outstanding		**5,068,512**	**31,352,488**	**36,421,000**	37,601,500

1 These Entitlements do not allow the holder to participate in any share issue of Qantas or the Qantas Group and do not give the holder rights to dividends.

2 The market price of Qantas shares at 30 June 2003 was $3.27 (30 June 2002: $4.60).

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
20. Reserves				
Asset revaluation reserve	**55.5**	55.5	**82.9**	82.9
Foreign currency translation reserve	**(1.5)**	0.8	**–**	–
	54.0	56.3	**82.9**	82.9
MOVEMENTS IN RESERVES				
ASSET REVALUATION RESERVE				
Balance at the beginning of the financial year	**55.5**	52.6	**82.9**	82.9
Increase on using the equity method for investments in associates	**–**	2.9	**–**	–
Balance at the end of the financial year	**55.5**	55.5	**82.9**	82.9
FOREIGN CURRENCY TRANSLATION RESERVE				
Balance at the beginning of the financial year	**0.8**	1.7	**–**	–
Net exchange differences relating to self-sustaining foreign operations	**(2.3)**	(0.9)	**–**	–
Balance at the end of the financial year	**(1.5)**	0.8	**–**	–

NATURE AND PURPOSE OF RESERVE

ASSET REVALUATION RESERVE

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets measured at fair value in accordance with AASB 1041 "Revaluation of Non-Current Assets" in prior financial years. An amount for the Qantas Group of $52.6 million (2002: $52.6 million) (Qantas: $52.6 million (2002: $52.6 million)) is not available for future asset write-downs as a result of using the deemed cost election for land when adopting AASB 1041.

FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Qantas Group's net investment in a foreign operation, or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Note 1(d).

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

21. Retained profits

Retained profits at the beginning of the year	**1,239.1**	1,078.0	**699.5**	729.9
Net profit attributable to members of the Company	**343.5**	428.0	**372.5**	234.4
Net effect on initial adoption of AASB 1028 "Employee Benefits"	**(3.7)**	–	**(3.7)**	–
Net effect on dividends from:				
Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**140.7**	–	**140.7**	–
Dividends recognised during the year*	**(283.7)**	(266.9)	**(281.2)**	(264.8)
Retained profits at the end of the year	**1,435.9**	1,239.1	**927.8**	699.5

* Includes dividends paid to outside equity interests.

22. Total equity reconciliation

Total equity at the beginning of the year	**4,253.5**	3,315.9	**3,729.0**	2,985.8
Total changes in equity recognised in Statements of Financial Performance	**337.5**	430.0	**368.8**	234.4
Contribution of equity	**811.3**	773.6	**811.3**	773.6
Dividends	**(143.0)**	(266.9)	**(140.5)**	(264.8)
Total changes in outside equity interests	**2.8**	0.9	–	–
Total equity at the end of the year	**5,262.1**	4,253.5	**4,768.6**	3,729.0

23. Outside equity interests

Ordinary share capital of controlled entities issued to outside equity interests	**0.1**	0.1	–	–
Outside equity interests in retained profits of controlled entities	**14.2**	11.4	–	–
	14.3	11.5	–	–

24. Finance lease commitments

Included in the Financial Statements as finance lease and hire purchase liabilities are the present values of future rentals of the following:				
Aircraft and engines	**757.4**	1,094.6	**2,272.4**	1,404.2
Buildings	–	2.7	–	2.7
Computer and communications equipment	**0.3**	1.1	–	–
	757.7	1,098.4	**2,272.4**	1,406.9
Payable				
Not later than one year	**309.0**	565.6	**461.9**	491.0
Later than one year but not later than five years	**581.6**	553.7	**1,163.3**	520.1
Later than five years	**9.6**	346.5	**1,180.7**	736.9
	900.2	1,465.8	**2,805.9**	1,748.0
Less: future lease finance charges	**142.5**	367.4	**533.5**	341.1
	757.7	1,098.4	**2,272.4**	1,406.9
Lease liabilities provided for in the Financial Statements				
Current liability (refer Note 16)	**262.9**	455.7	**359.7**	416.2
Non-current liability (refer Note 16)	**494.8**	642.7	**1,912.7**	990.7
Total lease liability	**757.7**	1,098.4	**2,272.4**	1,406.9

25. Operating lease and hire commitments

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Future net operating lease and hire commitments not provided for in the Financial Statements	**2,042.8**	2,480.3	**1,927.7**	1,948.3
Payable				
Not later than one year	**360.0**	455.0	**326.5**	345.5
Later than one year but not later than five years	**1,085.5**	1,278.1	**1,006.1**	985.3
Later than five years	**621.8**	777.6	**617.7**	645.7
	2,067.3	2,510.7	**1,950.3**	1,976.5
Less: provision for potential under recovery of rentals on unused premises available for sub-lease (refer Note 17)	**24.5**	30.4	**22.6**	28.2
	2,042.8	2,480.3	**1,927.7**	1,948.3
Operating lease commitments represent:				
Cancellable operating leases	**1,005.2**	906.7	**994.2**	895.3
Non-cancellable operating leases				
Aircraft leases	**1,037.6**	1,573.6	**933.5**	1,053.0
	2,042.8	2,480.3	**1,927.7**	1,948.3
Non-cancellable operating lease commitments, excluding unguaranteed residual payments, not provided for in the Financial Statements:				
Payable				
Not later than one year	**233.4**	343.9	**202.6**	236.6
Later than one year but not later than five years	**702.8**	927.5	**629.5**	641.0
Later than five years	**101.4**	302.2	**101.4**	175.4
	1,037.6	1,573.6	**933.5**	1,053.0

The Qantas Group leases aircraft, buildings and plant and equipment under finance and operating leases with expiry dates between one and 15 years. All finance leases contain purchase options exercisable at the end of the lease term. The Qantas Group has the right to negotiate extensions on most leases.

If all aircraft operating leases were capitalised on inception, then at balance date total lease liabilities would increase by $2,105.6 million and assets under operating leases would have an implied carrying value of $1,982.6 million at 30 June 2003.

26. Capital expenditure commitments

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Capital expenditure commitments contracted but not provided for in the Financial Statements:				
Aircraft	**5,740.6**	8,750.0	**5,656.5**	8,665.9
Building works	**181.2**	203.7	**181.2**	203.7
Other	**325.0**	516.2	**207.8**	397.1
	6,246.8	9,469.9	**6,045.5**	9,266.7
Payable				
Not later than one year	**1,788.2**	2,986.7	**1,693.8**	2,890.7
Later than one year but not later than five years	**3,535.1**	4,362.1	**3,428.2**	4,254.9
Later than five years	**923.5**	2,121.1	**923.5**	2,121.1
	6,246.8	9,469.9	**6,045.5**	9,266.7

27. Contingent liabilities

Details of contingent liabilities arising outside the normal course of business, where the probability of future payments is not considered remote, are set out below. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Guarantees and letters of comfort to support operating lease commitments and other arrangements entered into with other parties by controlled entities	**24.0**	24.8	**24.0**	24.8
Guarantees and letters of comfort to support leveraged and operating lease commitments to other parties on behalf of associates	**0.1**	0.1	**0.1**	0.1
General guarantees in the normal course of business	**130.7**	134.2	**130.7**	134.2
Contingent liabilities relating to current and threatened litigation	**56.6**	49.8	**56.6**	49.8
	211.4	208.9	**211.4**	208.9

TERMINAL FUEL FACILITIES

The Qantas Group, together with other airlines, has entered into various agreements in order to facilitate the funding and installation of jet turbine fuel hydrant systems and terminal equipment facilities at Los Angeles and Honolulu airports. The airlines have jointly and severally agreed to repay any unpaid balance (including interest) of the loans totalling $225.3 million at 30 June 2003 (2002: $294.1 million) in the event the agreements are terminated prior to expiry of the loans.

AIRCRAFT FINANCING

As part of the financing arrangements for the acquisition of aircraft, the Qantas Group has provided certain guarantees and indemnities to various lenders and equity participants in leveraged lease transactions. In certain circumstances, including the insolvency of major international banks, the Qantas Group may be required to make payments under these guarantees. The Qantas Group has guaranteed that the lessors will receive all of the funds due to them under the lease arrangements.

Qantas and certain controlled entities have entered into asset value underwriting arrangements with lenders under certain aircraft secured financings. These arrangements protect the value of the aircraft security to the lenders to a pre-determined level. This is reflected by the balance of aircraft security deposits held with certain financial institutions.

The Qantas Group has provided standard tax indemnities to the equity investors in certain leveraged leases. The indemnities effectively guarantee the after-tax rate of return of the investors, and the Qantas Group may be subject to additional financing costs on future lease payments if certain assumptions made at the time of entering the transactions, including assumptions as to the rate of income tax, subsequently become invalid.

27. Contingent liabilities continued

UNREALISED LOSSES – BACK-TO-BACK HEDGES

Where long-term borrowings are held in foreign currencies in which Qantas derives surplus net revenue, offsetting forward foreign exchange contracts have been used to match the cash flows arising under the borrowings with the expected revenue surpluses used to hedge the borrowings. To the extent a gain or loss is incurred, this is deferred until the net revenue is realised. As at 30 June 2003, total unrealised exchange gains on hedges of net revenue designated to service long-term debt were $117.7 million (2002: $206.2 million loss).

28. Superannuation commitments

The Qantas Group maintains two superannuation plans covering Australian-based employees. The Qantas Group also maintains a number of superannuation and retirement plans for local staff in overseas countries. Plan trustees are indemnified by the Qantas Group against actions, claims and demands arising from their lawful administration of the superannuation plans.

The superannuation plans for Australian-based employees of Qantas (and including employees of certain controlled entities) provide either accumulation benefits (with a guaranteed minimum benefit for members of Division 1 of the Qantas Superannuation Plan (QSP)) or a combination of accumulation and defined benefits payable as a lump sum. Qantas is committed to making contributions to the superannuation plans, after allowing for employee contributions. In addition, the Qantas Group is required to provide a minimum level of contributions under the Australian Superannuation Guarantee legislation.

The various Plans were last actuarially assessed as detailed in the table below. The actuarial valuations confirmed that the value of the assets of the Plans were sufficient to meet all anticipated liabilities, including vested benefits in the event of termination of the Plans and voluntary or compulsory termination of employment of each employee at balance date.

The Regional Airlines Superannuation Plan was closed as at 30 June 2002 and all members transferred to Division 1U of the QSP.

The last actuarial reviews of the Plans were as follows:

Plan	Type of Plan	Name and Qualifications of Actuary[1]	Date
Qantas Superannuation Plan	Defined benefit	Mr Mark Thompson FIAA	30 June 2002
	Accumulation	Not applicable	
Australian Airlines Flight Engineers' Superannuation Plan	Defined benefit	Mr Cyril Twomey FIA FIAA	30 June 2000

1 Actuarial valuations performed by actuaries employed by Towers Perrin in Australia.

Certain controlled entities have a legally enforceable obligation under various awards to contribute to industry plans on behalf of some employees. These Plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The following defined benefit superannuation plans are sponsored by the Qantas Group:

	Qantas Group 2003			
Plan	Present Value of Accrued Benefits as at 30 June 2002 $M	Net Market Value of Plan Assets as at 30 June 2002[2] $M	Employer Contributions to Plan for Year ended 30 June 2002[2] $M	Vested Benefits as at 30 June 2002[2] $M
Qantas Superannuation Plan[1]	**3,653.5**	**3,666.0**	**121.9**	**3,488.9**
Australian Airlines Flight Engineers' Superannuation Plan[3]	**7.0**	**17.4**	**–**	**7.4**
Total	**3,660.5**	**3,683.4**	**121.9**	**3,496.3**

1 The most recent actuarial valuation of the QSP was at 30 June 2002. The most recent audited Financial Statements prepared by the QSP were also at 30 June 2002.

2 Extracted from the most recent audited Financial Statements of the Plans. The Net Market Value of Plan Assets does not represent the actuarial value of assets, as it does not include allowance for fluctuations in the value of assets.

3 The most recent actuarial valuation was undertaken as at 30 June 2000.

As at 30 June 2003, the net market value of the Qantas Superannuation Plan assets was in excess of the vested benefits of the Plan.

28. Superannuation commitments continued

	Qantas Group 2002			
Plan	Present Value of Accrued Benefits as at 30 June 1999 $M	Net Market Value of Plan Assets as at 30 June 2001[2] $M	Employer Contributions to Plan for Year ended 30 June 2001[2] $M	Vested Benefits as at 30 June 2001[2] $M
Qantas Superannuation Plan[1]	3,083.7	4,038.0	112.3	3,516.1
Australian Airlines Flight Engineers' Superannuation Plan[3]	7.0	18.7	–	7.3
Total	3,090.7	4,056.7	112.3	3,523.4

1 The most recent actuarial valuation of the QSP was at 30 June 1999. The most recent audited Financial Statements prepared by the QSP was at 30 June 2001. Accordingly, comparison of accrued benefits as at 30 June 1999 to the net market value of plan assets as at 30 June 2001 is inappropriate due to the different dates.

2 Extracted from the most recent audited Financial Statements of the Plans. The Net Market Value of Plan Assets does not represent the actuarial value of assets, as it does not include allowance for fluctuations in the value of plan assets.

3 The last actuarial valuation was undertaken as at 30 June 2000.

Vested benefits are benefits that are not conditional upon continued membership of the Plans and include benefits which members were entitled to receive had they terminated their membership of the Plans as at balance date.

The Directors, based on the advice of the Trustees of the Plans, are not aware of any changes in circumstances since the date of the most recent Financial Statements of the Plans that would have a material impact on the overall financial position of the Plans, unless otherwise disclosed.

29. Particulars in relation to controlled entities

			Qantas Group Ownership Interest	
	Note	Country of Incorporation	2003 %	2002 %
Qantair Ltd	iv	Australia	**100**	100
Q.H. Tours Limited	iv	Australia	**100**	100
Holiday Tours and Travel Pte Limited		Singapore	**75**	75
Jetabout Holidays Pte Limited		Singapore	**75**	75
Tour East Singapore (1996) Pte Limited		Singapore	**75**	75
Tour East (Hong Kong) Limited		Hong Kong	**75**	75
PT Tour East Indonesia		Indonesia	**60**	60
PT Pacto Holiday Tours		Indonesia	**52.5**	52.5
Holiday Tours and Travel Limited (Taiwan)		Taiwan	**75**	75
Holiday Tours and Travel Limited		Hong Kong	**75**	75
Holiday Tours & Travel (Korea) Limited	i	Korea	**56.25**	–
QH International Co. Limited		Japan	**100**	100
Jetabout Japan Inc		Japan	**100**	100
QH Tours (UK) Limited		United Kingdom	**100**	100
Qantas Holidays Limited	iv	Australia	**100**	100
Qantas Viva! Holidays Limited		Australia	**100**	100
QH Cruises Pty. Limited.	iv	Australia	**100**	100
Qantas Information Technology Ltd	iv	Australia	**100**	100
Qantas Airline Systems and Research Limited	iv	Australia	**100**	100
Qantas Flight Catering Holdings Limited	iv	Australia	**100**	100
Qantas Flight Catering Limited	iv	Australia	**100**	100
Caterair Airport Services Pty. Limited	iv	Australia	**100**	100
Caterair Airport Services (Sydney) Pty Limited		Australia	**51**	51
Airport Infrastructure Finance Pty. Limited		Australia	**100**	100
Waruda Holdings Pty Limited	iv	Australia	**100**	100
Cairns Wholesale Bakery and Patisserie Pty Limited	iv	Australia	**100**	100
Asia Pacific Distribution Limited	iv	Australia	**100**	100

29. Particulars in relation to controlled entities continued

	Note	Country of Incorporation	Qantas Group Ownership Interest 2003 %	2002 %
Qantas Limited	iv	Australia	**100**	100
Airconnex Pty Limited	iv	Australia	**100**	100
Southern Cross Insurances Pte Limited		Singapore	**100**	100
Qantas Superannuation Limited		Australia	**100**	100
Qanlease Limited	iv	Australia	**100**	100
Qanfad Pty Limited	iv	Australia	**100**	100
BD No 1 Limited		Cayman Islands	**100**	100
Kurrajong Limited		Cayman Islands	**100**	100
EMSYS Pty Limited	v	Australia	**–**	100
Mitokal Pty. Limited	iv	Australia	**100**	100
Qantas Defence Services Pty Limited	iv	Australia	**100**	100
QDS Richmond Pty Ltd	ii	Australia	**100**	–
Snap Fresh Pty Limited	iv	Australia	**100**	100
738 Leasing 1 Pty Limited		Australia	**100**	100
738 Leasing 2 Pty Limited		Australia	**100**	100
QF 738 Leasing 3 Pty Limited		Australia	**100**	100
QF 738 Leasing 4 Pty Limited		Australia	**100**	100
QF 738 Leasing 5 Pty Limited		Australia	**100**	100
QF 738 Leasing 6 Pty Limited		Australia	**100**	100
QF 744 Leasing 1 Pty Limited		Australia	**100**	100
QF 744 Leasing 2 Pty Limited		Australia	**100**	100
QF 744 Leasing 3 Pty Limited		Australia	**100**	100
QF 744 Leasing 4 Pty Limited		Australia	**100**	100
QF 744 Leasing 5 Pty Limited		Australia	**100**	100
QF 744 Leasing 6 Pty Limited		Australia	**100**	100
QF A332 Leasing 1 Pty Limited		Australia	**100**	100
QF A332 Leasing 2 Pty Limited		Australia	**100**	100
QF A332 Leasing 3 Pty Limited		Australia	**100**	100
QF A332 Leasing 4 Pty Limited		Australia	**100**	100
QF A332 Leasing 5 Pty Limited		Australia	**100**	100
QF A332 Leasing 6 Pty Limited		Australia	**100**	100
QF A333 Leasing 1 Pty Limited		Australia	**100**	100
QF A333 Leasing 2 Pty Limited		Australia	**100**	100
QF A338 Leasing 1 Pty Limited		Australia	**100**	100
QF A388 Leasing 2 Pty Limited		Australia	**100**	100
Australian Airlines Limited	iv	Australia	**100**	100
Australian Wetleasing Operations Pty Limited	iv	Australia	**100**	100
Jetconnect Limited		New Zealand	**100**	100
Qantas Investments (NZ) Limited	i	New Zealand	**100**	–
AAL Aviation Limited	iv	Australia	**100**	100
Star Handling Services Pty Limited	iv	Australia	**100**	100
Australian Airlines Express Courier Pty Limited	iv	Australia	**100**	100
ARANS Superannuation Pty Limited		Australia	**100**	100
AAFE Superannuation Pty Limited		Australia	**100**	100
TAA Superannuation Pty. Ltd.		Australia	**100**	100
Australian Regional Airlines Pty. Ltd.	iv	Australia	**100**	100
Sunstate Airlines (Qld) Pty Limited	iv	Australia	**100**	100
Southern Australia Airlines Pty Ltd	iv	Australia	**100**	100
Airlink Pty Limited	iv	Australia	**100**	100
Australian Regional Airlines (Qld) Pty. Ltd.	iv	Australia	**100**	100
Air Queensland Pty. Ltd.		Australia	**100**	100
Eastern Australia Airlines Pty. Limited	iv	Australia	**100**	100
ACN 000 199 468 Pty Limited	iv	Australia	**100**	100
Impulse Airlines Holdings Proprietary Limited	iv	Australia	**100**	100

29. Particulars in relation to controlled entities continued

	Note	Country of Incorporation	Qantas Group Ownership Interest 2003 %	2002 %
Impulse Airlines Australia Pty Ltd	iv	Australia	**100**	100
Impulse Airlines Pty Limited	iv	Australia	**100**	100
Impulse Communications Pty Limited	iv	Australia	**100**	100
ACN 009 864 546 Pty Limited	iii, iv	Australia	**100**	100
First Brisbane Airport Proprietary Limited	iv	Australia	**100**	100
First Brisbane Airport Unit Trust		n/a	**100**	100
Second Brisbane Airport Proprietary Limited	iv	Australia	**100**	100
Second Brisbane Airport Unit Trust		n/a	**100**	100
TAA Aviation Pty. Ltd.	iv	Australia	**100**	100
Nostam Pty. Limited		Australia	**100**	100
In Tours Airline Unit Trust No 1		n/a	**100**	100
Denmell Pty. Limited	iv	Australia	**100**	100
Denmint Pty. Limited	iv	Australia	**100**	100
Denmost Pty. Limited	iv	Australia	**100**	100
Denold Pty. Limited	iv	Australia	**100**	100
Denpen Pty. Limited	iv	Australia	**100**	100
Denpet Pty. Limited	iv	Australia	**100**	100
Denpost Pty. Limited	iv	Australia	**100**	100
Denrac Pty. Limited	iv	Australia	**100**	100
Densale Pty. Limited	iv	Australia	**100**	100
Denseed Pty. Limited	iv	Australia	**100**	100
Denshore Pty. Limited	iv	Australia	**100**	100
Densip Pty. Limited	iv	Australia	**100**	100
Densound Pty. Limited	iv	Australia	**100**	100
oneworld Handling Services Pty Limited	iv	Australia	**100**	100
Engine No. 9 Pty. Ltd.	iv	Australia	**100**	100

All controlled entities carry on business in their country of incorporation, with the exception of Qantas Limited, which also carries on business in Taiwan.

All controlled entities required to be audited are audited by member firms of KPMG.

Indentation of controlled entities signifies that the issued capital of the entity is owned by the entity above.

i Incorporated during the financial year.

ii Interest in this company was acquired on 22 May 2003.

iii This company was voluntarily deregistered on 14 September 2001 but was reinstated in accordance with Section 601 AH(i) of the Corporations Act 2001 on 10 July 2002.

iv Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these controlled entities are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

v A members' voluntary winding up of this entity was concluded on 24 January 2003.

30. Deed of cross guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries identified in Note 29 are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of Financial Reports, and Directors' Reports.

It is a condition of the Class Order that Qantas and each of the controlled entities in the Class Order enter into a Deed of Cross Guarantee. The effect of the Deed is that Qantas guarantees to each creditor payment in full of any debt in the event of winding up of any of the controlled entities under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, Qantas will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that Qantas is wound up.

The Deed was first entered into by the controlled entities on 4 June 2001, subsequently additional controlled entities became party to the Deed by way of an Assumption Deed on 17 June 2002.

A consolidated Statement of Financial Performance and consolidated Statement of Financial Position, comprising Qantas and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, for the year ended 30 June 2003 are set out below:

	Consolidated	
	2003 $M	2002 $M
STATEMENT OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before related income tax expense	**473.0**	639.2
Income tax expense relating to ordinary activities	**(149.5)**	(196.9)
Net profit	**323.5**	442.3
Retained profits at the beginning of the financial year	**1,216.5**	1,039.0
Adjustment to retained profits at beginning of year on initial adoption of:		
AASB 1028 "Employee Benefits"	**(3.7)**	–
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**140.7**	–
Dividends recognised during the year	**(281.2)**	(264.8)
Retained profits at the end of the financial year	**1,395.8**	1,216.5
STATEMENT OF FINANCIAL POSITION		
CURRENT ASSETS		
Cash	**93.5**	90.5
Receivables	**2,877.8**	2,394.9
Net receivables under hedge/swap contracts	**331.1**	697.7
Inventories	**430.0**	385.4
Other	**190.9**	172.0
Total current assets	**3,923.3**	3,740.5
NON-CURRENT ASSETS		
Receivables	**1,404.6**	1,348.2
Net receivables under hedge/swap contracts	**1,014.9**	1,398.0
Investments accounted for using the equity method	**68.1**	64.6
Other investments	**12.8**	16.2
Property, plant and equipment	**10,618.4**	8,066.5
Intangible assets	**119.4**	161.0
Deferred tax assets	**43.9**	33.6
Other	**29.0**	26.8
Total non-current assets	**13,311.1**	11,114.9
Total assets	**17,234.4**	14,855.4

30. Deed of cross guarantee continued

	Consolidated 2003 $M	Consolidated 2002 $M
CURRENT LIABILITIES		
Payables	**2,111.7**	2,375.6
Interest-bearing liabilities	**999.1**	1,313.1
Net payables under hedge/swap contracts	**46.4**	430.8
Provisions	**428.2**	524.6
Current tax liabilities	**(11.5)**	75.6
Revenue received in advance	**1,156.6**	1,283.0
Deferred lease benefits/income	**50.5**	42.4
Total current liabilities	**4,781.0**	6,045.1
NON-CURRENT LIABILITIES		
Payables	**–**	33.7
Interest-bearing liabilities	**5,694.9**	3,196.0
Net payables under hedge/swap contracts	**340.9**	150.8
Provisions	**351.2**	350.2
Deferred tax liabilities	**602.6**	524.7
Deferred lease benefits/income	**254.8**	329.0
Other	**–**	7.5
Total non-current liabilities	**7,244.4**	4,591.9
Total liabilities	**12,025.4**	10,637.0
Net assets	**5,209.0**	4,218.4
EQUITY		
Contributed equity	**3,757.9**	2,946.6
Reserves	**55.3**	55.3
Retained profits	**1,395.8**	1,216.5
Total equity	**5,209.0**	4,218.4

31. Investments accounted for using the equity method

Details of interests in associates are as follows:

				Ownership Interest				Amount of Investment			
				Qantas Group		Qantas		Qantas Group		Qantas	
	Principal Activities	Country of Incorporation	Balance Date	**2003 %**	2002 %	**2003 %**	2002 %	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Air Pacific Limited	Air transport	Fiji	31 Mar	**46.3**	46.3	**46.3**	46.3	**38.5**	32.8	**29.4**	29.4
Australian air Express Pty Limited	Air cargo	Australia	30 Jun	**50.0**	50.0	**–**	–	**12.6**	15.1	**–**	–
Harvey Holidays Pty Ltd	Tours and travel	Australia	30 Jun	**50.0**	50.0	**50.0**	50.0	**0.2**	0.3	**0.4**	0.4
Hallmark Aviation Services LP	Passenger handling services	USA	31 Dec	**49.0**	49.0	**49.0**	49.0	**2.5**	2.1	**0.1**	0.1
Holiday Tours and Travel (Thailand) Limited	Tours and travel	Thailand	31 Dec	**36.8**	36.8	**–**	–	**1.0**	1.2	**–**	–
Jupiter Air Oceania Limited	Freight services	Australia	31 Dec	**47.6**	47.6	**47.6**	47.6	**0.2**	0.1	**0.1**	0.1
TET Limited	Tours and travel	Thailand	31 Dec	**36.8**	36.8	**–**	–	**0.1**	0.2	**–**	–
Travel Software Solutions Pty Limited (formerly known as Travel Industries Automated Systems Pty Limited)	Reservations systems	Australia	30 Jun	**50.0**	50.0	**50.0**	50.0	**13.2**	13.6	**1.0**	1.0
								68.3	65.4	**31.0**	31.0

	Qantas Group	
	2003 $M	2002 $M
RESULTS OF ASSOCIATES		
Share of associates' profit from ordinary activities before related income tax expense	**14.3**	27.7
Share of associates' income tax expense relating to ordinary activities	**(4.7)**	(9.7)
Share of associates' net profit as disclosed by associates	**9.6**	18.0
Adjustments:		
Adjustments on initial recognition	**–**	18.1
Share of net profit of associates accounted for using the equity method	**9.6**	36.1
SHARE OF POST-ACQUISITION RETAINED PROFITS AND RESERVES ATTRIBUTABLE TO ASSOCIATES		
RETAINED PROFITS		
Share of associates' retained profits at the beginning of the financial year	**23.3**	–
Share of net profit of associates accounted for using the equity method	**9.6**	36.1
Dividends from associates	**(6.7)**	(12.8)
Share of associates' retained profits at the end of the financial year	**26.2**	23.3
ASSET REVALUATION RESERVE		
Share of associates' asset revaluation reserve at the beginning of the financial year	**2.9**	–
Share of increments in asset revaluation reserve of associates	**–**	2.9
Share of associates' asset revaluation reserve at the end of the financial year	**2.9**	2.9

31. Investments accounted for using the equity method continued

	Qantas Group	
	2003 $M	2002 $M
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES		
Carrying amount of investments in associates at beginning of year	**65.4**	42.5
Investments in associates acquired during the year	**–**	–
Investment in associates which became a controlled entity during the year	**–**	(10.0)
Share of net profit of associates	**9.6**	36.1
Dividends received from associates	**(6.7)**	(12.8)
Release of investment carrying value provision	**–**	6.7
	68.3	62.5
Share of increment in associates' asset revaluation reserves	**–**	2.9
Carrying amount of investments in associates at end of year	**68.3**	65.4
SUMMARY FINANCIAL POSITION OF ASSOCIATES		
The Qantas Group's share of aggregate assets and liabilities of associates is as follows:		
Current assets	**119.8**	108.4
Non-current assets	**114.9**	125.0
Total assets	**234.7**	233.4
Current liabilities	**97.5**	83.5
Non-current liabilities	**73.2**	88.3
Total liabilities	**170.7**	171.8
Net assets – as report by associates	**64.0**	61.6
Adjustments arising from equity accounting:		
Goodwill (net of amortisation)	**4.3**	4.8
Other adjustments	**–**	(1.0)
Net assets – equity accounting adjusted	**68.3**	65.4

32. Financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity. The Qantas Group is subject to interest rate, foreign currency, fuel price and credit risks. The Qantas Group manages these risk exposures using various financial instruments, using a set of policies approved by the Board of Directors. Qantas Group policy is not to enter, issue or hold derivative financial instruments for speculative trading purposes.

(a) INTEREST RATE RISK

The Qantas Group manages interest rate risk by reference to a duration target, being a measure of the sensitivity of the borrowing portfolio to changes in interest rates. The relative mix of fixed and floating interest rate funding is managed by using interest rate swaps, forward rate agreements and options. Interest payments and receipts under interest rate swaps are recognised on an accruals basis in the Statement of Financial Performance. Premiums paid on interest rate options are amortised over the period of the hedge. The Qantas Group's exposure to interest rate risk *and the effective weighted average interest rate for classes of financial assets and liabilities are set out below:*

2003	Notes	Weighted Average Interest Rate (% pa)	Floating Rate $M	Fixed Rate Maturing in: Less than 1 Year $M	1 to 5 Years $M	More than 5 Years $M	Non-Interest Bearing $M	Total $M
RECOGNISED FINANCIAL ASSETS								
Cash	8	**4.75**	**121.9**	–	–	–	–	**121.9**
Trade debtors	9	–	–	–	–	–	**759.4**	**759.4**
Short-term money market securities, term deposits and bills of exchange	9	**4.68**	–	**1,894.0**	–	–	–	**1,894.0**
Aircraft security deposits	9	**6.25**	**64.0**	**50.8**	**58.8**	**14.6**	**6.8**	**195.0**
Sundry debtors	9	–	–	–	–	–	**177.3**	**177.3**
Loans receivable	9	**9.20**	–	–	**17.8**	–	–	**17.8**
Net receivables under hedge/swap contracts[1]		–	**103.6**	**179.5**	**127.9**	**665.0**	–	**1,076.0**
Convertible loan note	11	–	–	–	–	–	**89.7**	**89.7**
			289.5	**2,124.3**	**204.5**	**679.6**	**1,033.2**	**4,331.1**
RECOGNISED FINANCIAL LIABILITIES								
Trade creditors	15	–	–	–	–	–	**1,603.1**	**1,603.1**
Other creditors and accruals	15	–	–	–	–	–	**236.4**	**236.4**
Bank loans – secured	16	**3.14**	**1,256.5**	**57.9**	**273.1**	**569.0**	–	**2,156.5**
Bank loans – unsecured	16	**5.11**	**300.0**	–	**1,100.0**	–	–	**1,400.0**
Other loans – secured	16	–	–	–	–	–	**2.2**	**2.2**
Other loans – unsecured	16	**7.35**	**863.6**	**289.8**	**370.0**	**523.2**	–	**2,046.6**
Finance lease and hire purchase liabilities	16	**6.51**	**143.4**	**197.1**	**417.2**	–	–	**757.7**
			2,563.5	**544.8**	**2,160.3**	**1,092.2**	**1,841.7**	**8,202.5**
Net financial liabilities			**(2,274.0)**	**1,579.5**	**(1,955.8)**	**(412.6)**	**(808.5)**	**(3,871.4)**
UNRECOGNISED FINANCIAL LIABILITIES								
Interest rate swaps[2]			**425.2**	**(250.2)**	–	**(175.0)**	–	–

1 Notional principal amounts. Interest payable/receivable has been included in the calculation of the effective interest rate of the underlying financial liability or asset. Excludes unrealised amounts on revenue back-to-back hedges.

2 Notional principal amounts.

32. Financial instruments continued

(a) INTEREST RATE RISK continued

2002	Notes	Weighted Average Interest Rate (% pa)	Floating Rate $M	Fixed Rate Maturing in: Less than 1 Year $M	1 to 5 Years $M	More than 5 Years $M	Non-Interest Bearing $M	Total $M
RECOGNISED FINANCIAL ASSETS								
Cash	8	4.59	112.5	–	–	–	–	112.5
Trade debtors	9	–	–	–	–	–	1,346.7	1,346.7
Short-term money market securities, term deposits and bills of exchange	9	4.76	–	672.7	–	–	–	672.7
Aircraft security deposits	9	6.33	116.1	1.0	216.4	65.1	10.4	409.0
Sundry debtors	9	–	–	–	–	–	179.2	179.2
Loans receivable	9	9.20	–	–	19.0	–	–	19.0
Net receivables under hedge/swap contracts[1]		–	80.9	393.9	9.8	823.3	–	1,307.9
			309.5	1,067.6	245.2	888.4	1,536.3	4,047.0
RECOGNISED FINANCIAL LIABILITIES								
Trade creditors	15	–	–	–	–	–	1,916.8	1,916.8
Other creditors and accruals	15	–	–	–	–	–	282.4	282.4
Bank loans – secured	16	3.02	–	35.7	168.6	417.9	–	622.2
Bank loans – unsecured	16	4.40	500.0	–	900.0	–	–	1,400.0
Other loans – secured	16	4.97	4.2	–	–	–	–	4.2
Other loans – unsecured	16	7.92	11.6	310.4	320.0	620.7	–	1,262.7
Lease residual values	16	9.36	–	19.4	–	–	–	19.4
Finance lease and hire purchase liabilities	16	7.70	322.2	264.7	176.4	335.1	–	1,098.4
			838.0	630.2	1,565.0	1,373.7	2,199.2	6,606.1
Net financial liabilities			(528.5)	437.4	(1,319.8)	(485.3)	(662.9)	(2,559.1)
UNRECOGNISED FINANCIAL LIABILITIES								
Interest rate swaps[2]			570.2	(395.2)	–	(175.0)	–	–

[1] Notional principal amounts. Interest payable/receivable has been included in the calculation of the effective interest rate of the underlying financial liability or asset. Excludes unrealised loss on revenue back-to-back hedges.

[2] Notional principal amounts.

(b) FOREIGN EXCHANGE RISK

Cross-currency swaps are used to convert long-term foreign currency borrowings (both recognised and unrecognised) to currencies in which the Qantas Group has forecast sufficient surplus net revenue to meet the principal and interest obligations under the swaps. These foreign currency borrowings have a maturity of between one and 10 years. Where this has occurred, back-to-back forward foreign exchange contracts have been used to hedge the cash flows arising under the borrowings with the expected revenue surpluses used to hedge the borrowings. To the extent a gain or loss is incurred, this is deferred until the net revenue is realised. Forward foreign exchange contracts and currency options are used to hedge a portion of remaining net foreign currency revenue or expenditure in accordance with Qantas Group policy. Net foreign currency revenue and expenditure out to five years may be hedged within specific parameters, with any hedging outside these parameters requiring approval by the Board of Directors. Purchases and sales of property, plant and equipment denominated in a foreign currency are hedged using a combination of forward foreign exchange contracts and currency options at the date a firm commitment is entered into to buy or sell unless otherwise approved by the Board of Directors.

32. Financial instruments continued

(c) FUEL PRICE RISK

The Qantas Group uses options and swaps on aviation fuel and crude oil to hedge the exposure to movements in the price of aviation fuel. Hedging is conducted in accordance with Qantas Group policy. Up to 100 per cent of estimated fuel costs out to 12 months may be hedged and up to 50 per cent in the subsequent 12 months, with any hedging outside these parameters requiring approval by the Board of Directors. During the year, the net gain from fuel hedging was $31.7 million (2002: loss $75.9 million).

(d) DEFERRED GAINS/LOSSES ON HEDGES OF ANTICIPATED FUTURE TRANSACTIONS

Any unrealised gains/losses on contracts entered into to hedge anticipated specific sales and purchases of goods and services, together with the cost of the contracts, are recognised in the Financial Statements at the time the underlying transaction occurs.

As at 30 June 2003, the amount of deferred or unrecognised gains on hedges of net revenue designated to service long-term debt is $117.7 million (2002: loss $206.2 million). As at 30 June 2003, the amount of deferred losses on other hedges totalled $53.3 million (2002: loss $109.2 million).

(e) CREDIT RISK

Credit risk is the potential loss from a transaction in the event of default by the counterparty during the term of the transaction or on settlement of the transaction. Credit exposure is measured as the cost to replace existing transactions should a counterparty default. The Qantas Group conducts transactions with the following major types of counterparties:

- trade receivable counterparties – the credit risk is the recognised amount, net of any provision for doubtful debts. As at 30 June 2003, this amounted to $759.4 million (2002: $1,346.7 million). The Qantas Group has credit risk associated with travel agents, industry settlement organisations and credit provided to direct customers. The Qantas Group minimises this credit risk through the application of stringent credit policies and accreditation of travel agents through industry programs; and
- other financial asset counterparties – the Qantas Group restricts its dealings to counterparties that have acceptable credit ratings. Should the rating of a counterparty fall below certain levels, internal policy dictates that approval by the Board of Directors is required to maintain the level of the counterparty exposure.

The Qantas Group minimises the concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. As at 30 June 2003, the credit risk of the Qantas Group to other financial asset counterparties amounted to $5,160.4 million (2002: $5,301.8 million) and was spread over a number of regions, including Australia, Asia, Europe and the United States.

(f) NET FAIR VALUE

RECOGNISED FINANCIAL INSTRUMENTS

The net fair value of cash, cash equivalents and non-interest-bearing financial assets and liabilities approximates their carrying value due to their short maturity. The net fair value of other financial assets and liabilities is determined by valuing them at the present value of future contracted cash flows. Cash flows are discounted using standard valuation techniques at the applicable market yield, having regard to the timing of the cash flows.

The convertible loan note issued by Air New Zealand Limited is convertible to a 4.99 per cent equity stake. The fair value of the convertible loan note has been determined by reference to the prevailing market price of Air New Zealand Limited shares at balance date.

UNRECOGNISED FINANCIAL INSTRUMENTS

The net fair value of forward foreign exchange and fuel contracts is determined as the unrealised gain/loss at balance date by reference to market exchange rates and fuel prices. The net fair value of interest rate swaps is determined as the present value of future contracted cash flows. Cash flows are discounted using standard valuation techniques at the applicable market yield, having regard to the timing of the cash flows. The net fair value of options is determined using standard valuation techniques.

32. Financial instruments continued

(f) NET FAIR VALUE continued

	Qantas Group Carrying Amount		Qantas Group Net Fair Value	
	2003 $M	2002 $M	**2003 $M**	2002 $M
RECOGNISED FINANCIAL INSTRUMENTS				
Financial assets				
Cash	**121.9**	112.5	**121.9**	112.5
Trade debtors	**759.4**	1,346.7	**759.4**	1,346.7
Short-term money market securities, term deposits and bills of exchange	**1,894.0**	672.7	**1,900.0**	674.8
Aircraft security deposits	**195.0**	409.0	**203.4**	434.6
Sundry debtors	**177.3**	179.2	**177.3**	179.2
Loans receivable	**17.8**	19.0	**17.8**	19.0
Net receivables under hedge/swap contracts	**1,076.0**	1,307.9	**1,155.0**	1,398.3
Convertible loan note	**89.7**	–	**108.8**	–
	4,331.1	4,047.0	**4,443.6**	4,165.1
Financial liabilities				
Trade creditors	**1,603.1**	1,916.8	**1,603.1**	1,916.8
Other creditors and accruals	**236.4**	282.4	**236.4**	282.4
Bank loans – secured	**2,156.5**	622.2	**2,208.0**	614.9
Bank loans – unsecured	**1,400.0**	1,400.0	**1,435.9**	1,407.8
Other loans – secured	**2.2**	4.2	**2.2**	4.2
Other loans – unsecured	**2,046.6**	1,262.7	**2,271.6**	1,401.9
Lease residual values	**–**	19.4	**–**	20.9
Finance lease and hire purchase liabilities	**757.7**	1,098.4	**794.3**	1,152.2
	8,202.5	6,606.1	**8,551.5**	6,801.1
Net financial liabilities	**(3,871.4)**	(2,559.1)	**(4,107.9)**	(2,636.0)
UNRECOGNISED FINANCIAL INSTRUMENTS				
Financial assets				
Option contracts			**23.2**	12.5
Forward commodity contracts			**15.7**	2.9
			38.9	15.4
Financial liabilities				
Forward contracts			**–**	–
Interest rate swaps			**(26.2)**	(4.8)
			(26.2)	(4.8)

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M

33. Employee benefits

	2003 $M	2002 $M	**2003 $M**	2002 $M
Employee benefit liabilities				
Provisions for employee benefits				
Current (refer Note 17)	**345.7**	338.4	**304.1**	294.7
Non-current (refer Note 17)	**276.7**	278.1	**253.4**	252.4
Staff redundancy provision – current (refer Note 17)	**51.9**	5.9	**44.4**	1.4
	674.3	622.4	**601.9**	548.5
Average full-time equivalent employees	**34,872**	33,044	**27,966**	26,768

SUPERANNUATION

Employees of the Qantas Group are entitled to benefits on retirement, disability or death from various superannuation plans. Further details are included in Note 28.

34. Dividends

Dividends recognised in the current year by Qantas are:

Type	Cents per Share	Total Amount $M	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
2003					
Interim – ordinary	**8.0**	**140.5**	9 April 2003	30	100
2002 final ordinary dividend recognised when declared during the year. Refer Note 1(b).	**9.0**	**140.7**	2 October 2002	30	100
Total amount	**17.0**	**281.2**			
2002					
Interim – ordinary	8.0	124.1	10 April 2002	30	100
Final – ordinary	9.0	140.7	2 October 2002	30	100
	17.0	264.8			

SUBSEQUENT EVENTS

Since the end of the financial year ended 30 June 2003, the Directors have declared the following dividend:					
Final – ordinary	**9.0**	**159.7**	1 October 2003	30	100

	Qantas Group		Qantas	
Dividend franking account	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Total franking account balance at 30 per cent (2002: 30 per cent)	**179.2**	174.5	**41.2**	17.1

The above amount represents the balance of the franking accounts as at year end, after taking into account adjustments for:

- franking credits that will arise from the payment of income tax payable for the current financial year;
- franking credits that will arise from the receipt of dividends recognised as receivables at the year end; and
- franking credits that may be prevented from being distributed in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after tax profits.

As a result, the "franking credits available" for the Qantas Group were converted from $407.1 million to $174.5 million as at 1 July 2002.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

35. Segment information

Qantas operates predominantly in three business segments, being Aircraft Operations, Tours and Travel, and Catering.

- Aircraft Operations – operation of aircraft for passenger and freight services.
- Tours and Travel – sale of packaged holidays.
- Catering – production and distribution of meals.

	Aircraft Operations		Tours and Travel		Catering		Eliminations		Consolidated	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
ANALYSIS BY BUSINESS SEGMENTS										
REVENUE										
External segment revenue	**10,525.9**	10,140.3	**696.3**	674.4	**152.7**	154.1	**–**	–	**11,374.9**	10,968.8
Inter-segment revenue	**404.4**	477.7	**337.9**	451.7	**353.0**	335.9	**(1,095.3)**	(1,265.3)	**–**	–
Total segment revenue	**10,930.3**	10,618.0	**1,034.2**	1,126.1	**505.7**	490.0	**(1,095.3)**	(1,265.3)	**11,374.9**	10,968.8
Share of net profit of associates	**9.6**	35.4	**–**	0.7	**–**	–	**–**	–	**9.6**	36.1
Earnings before interest and tax	**450.1**	567.3	**43.6**	42.4	**73.3**	69.6	**–**	–	**567.0**	679.3
Net borrowing costs									**64.7**	48.3
Profit from ordinary activities before related income tax expense									**502.3**	631.0
Income tax expense relating to ordinary activities									**(155.7)**	(201.7)
Net profit									**346.6**	429.3
Depreciation and amortisation	**879.0**	680.7	**1.7**	1.8	**10.7**	11.0	**–**	–	**891.4**	693.5
Non-cash items	**(152.7)**	(45.8)	**(2.6)**	(1.6)	**0.2**	(1.8)	**–**	–	**(155.1)**	(49.2)
ASSETS										
Segment assets	**16,204.9**	14,336.2	**344.8**	307.7	**174.6**	176.7	**181.2**	(84.5)	**16,905.5**	14,736.1
Equity accounted investments	**67.2**	64.3	**1.1**	1.1	**–**	–	**–**	–	**68.3**	65.4
Consolidated total assets	**16,272.1**	14,400.5	**345.9**	308.8	**174.6**	176.7	**181.2**	(84.5)	**16,973.8**	14,801.5
LIABILITIES										
Consolidated total liabilities	**11,337.9**	10,442.0	**256.0**	254.4	**125.1**	117.2	**(7.3)**	(265.6)	**11,711.7**	10,548.0
Acquisition of non-current assets	**3,128.4**	2,445.8	**1.9**	2.3	**6.9**	15.3	**–**	–	**3,137.2**	2,463.4

35. Segment information continued

Passenger, freight and other services revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impractical to do so.

	Qantas Group	
	2003 $M	**2002 $M**
ANALYSIS OF TOTAL REVENUE BY GEOGRAPHIC REGION		
PASSENGER, FREIGHT AND OTHER SERVICES REVENUE		
Australia	**6,449.0**	5,987.8
United Kingdom and Europe	**904.6**	913.1
Japan	**574.0**	712.3
South-East Asia/North-East Asia	**481.4**	713.9
The Americas and the Pacific	**813.2**	872.9
New Zealand	**404.0**	357.8
Other regions (Africa and South America)	**221.4**	140.2
	9,847.6	9,698.0
OTHER OPERATING REVENUE		
Tours and travel revenue	**696.3**	674.4
Other unallocated revenue	**831.0**	596.4
Sales and operating revenue	**11,374.9**	10,968.8
REVENUE FROM OUTSIDE OPERATING ACTIVITIES		
Interest revenue	**107.7**	69.3
Proceeds from sale of property, plant and equipment	**36.7**	12.7
Proceeds from sale of investments	**–**	39.3
Total revenue from outside operating activities	**144.4**	121.3
Total revenue from ordinary activities	**11,519.3**	11,090.1

SEGMENTAL ANALYSIS OF NET ASSETS AND PROFIT CONTRIBUTION

For the financial year ended 30 June 2003, the principal assets of the Qantas Group comprised the aircraft fleet, all, except one, of which were registered and domiciled in Australia. These assets are used flexibly across the Qantas Group's worldwide route network. Accordingly, there is no suitable basis for allocating such assets and the related liabilities between geographic areas.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Qantas Group's operating expenditure on that basis. Disclosure is made of a more appropriate measure of profit contributions in accordance with the Qantas Group's internal reporting system, being the earnings before interest and tax contributed by the international and domestic airline operations and subsidiary operations.

	Qantas Group	
	2003 $M	**2002 $M**
SEGMENTAL ANALYSIS OF EARNINGS BEFORE INTEREST AND TAX		
International airline operations	**221.6**	202.8
Domestic airline operations	**165.7**	298.2
	387.3	501.0
Subsidiary businesses		
Qantas Holidays	**43.6**	42.4
QantasLink	**57.3**	42.5
Qantas Flight Catering	**73.3**	69.6
Australian Airlines	**(14.7)**	–
Equity accounted associates	**9.6**	36.1
Other subsidiaries	**10.6**	(12.3)
Total subsidiary businesses	**179.7**	178.3
Earnings before interest and tax	**567.0**	679.3

Inter-segment pricing is determined on an arm's-length commercial basis.

	Qantas Group	
	2003 Cents	2002 Cents

36. Earnings per share

Basic earnings per share based on net profit attributable to members of the Company	**20.0**	29.1
Diluted earnings per share based on net profit attributable to members of the Company	**19.8**	28.9

The calculation of earnings per share is based upon the weighted average number of shares outstanding during the year.

	Qantas Group	
	2003 Number M	2002 Number M
Weighted average number of ordinary shares used *in the calculation of basic earnings per share*	**1,721.2**	1,469.4
Weighted average number of ordinary shares used in the calculation of diluted earnings per share*	**1,733.3**	1,481.9

* Includes the effect of 36.4 million Executive Entitlements, which has a dilutive earning per share impact of 12.1 million ordinary shares.

37. Events subsequent to balance date

There has not arisen in the interval between the end of the financial year and the date of this Report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to significantly affect the operations of the Qantas Group, the results of those operations, or the state of affairs of the Qantas Group, in this financial year or in future financial years.

38. Notes to the statements of cash flows

RECONCILIATION OF CASH

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:				
Cash on hand and at bank	**88.6**	26.0	**66.7**	(12.0)
Cash at call	**33.3**	86.5	**32.9**	86.5
Short-term money market securities and term deposits	**1,894.0**	672.7	**1,894.0**	672.7
Other current loans	**–**	–	**–**	(397.3)
	2,015.9	785.2	**1,993.6**	349.9

RECONCILIATION OF PROFIT FROM OPERATING ACTIVITIES AFTER INCOME TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Net profit after tax attributable to members of the Company	**343.5**	428.0	**372.5**	234.4
Add: depreciation and amortisation	**891.4**	693.5	**774.2**	568.6
Add: loss/(profit) on sale of aircraft, engines and spares	**12.4**	(2.7)	**12.6**	(2.8)
Add: loss/(profit) on sale/disposal of property, plant and equipment	**–**	(1.9)	**0.1**	(1.8)
Add: loss on scrappage of aircraft spares	**47.8**	49.1	**46.6**	47.8
Add: loss/(profit) on sale of investments	**–**	(31.2)	**–**	(17.3)
Less: capitalised interest	**(82.7)**	(77.0)	**(82.7)**	(77.0)
Less: share of associates' net profit	**(9.6)**	(36.1)	**–**	–
Add: dividends received from associates	**6.7**	12.8	**–**	–
Add: other items	**66.7**	(162.7)	**(36.8)**	486.0
Movements in operating assets and liabilities:				
(Increase)/decrease in receivables	**590.4**	(130.1)	**625.9**	(210.8)
Increase in inventories	**(44.9)**	(52.5)	**(58.4)**	(35.6)
Increase in other assets	**(63.5)**	(42.7)	**(27.7)**	(47.7)
Increase/(decrease) in provisions	**54.1**	(18.4)	**54.3**	(17.7)
Increase/(decrease) in current tax liabilities	**(82.6)**	86.7	**(64.1)**	77.6
Increase in deferred tax assets	**(10.0)**	(3.8)	**(14.6)**	–
Increase in deferred tax liabilities	**78.3**	28.6	**88.1**	7.7
Increase/(decrease) in trade/other payables	**(306.9)**	366.9	**(265.7)**	308.4
Increase/(decrease) in revenue received in advance	**(126.8)**	93.3	**(121.9)**	75.0
Decrease in deferred lease benefits	**(66.0)**	(50.0)	**(57.8)**	(38.9)
Decrease in other liabilities	**(7.5)**	(6.5)	**(7.5)**	(6.2)
Net cash provided by operating activities	**1,290.8**	1,143.3	**1,237.1**	1,349.7

38. Notes to the statements of cash flows continued

	Qantas Group 2003 $M	Qantas Group 2002 $M	Qantas 2003 $M	Qantas 2002 $M
ENTITIES ACQUIRED DURING THE YEAR				
Consideration	–	26.0	–	–
Cash acquired	–	(3.6)	–	–
	–	22.4	–	–
FAIR VALUE OF NET ASSETS OF ENTITIES ACQUIRED				
Property, plant and equipment	–	53.3	–	0.1
Deferred tax assets	–	2.4	–	0.2
Cash	–	3.6	–	–
Inventories	–	5.0	–	–
Receivables	–	9.8	–	1.2
Bank loans	–	(82.1)	–	–
Payables	–	(92.5)	–	(1.5)
Deferred tax liability	–	(12.5)	–	–
Provision for restructuring	–	(8.8)	–	–
Other provisions	–	(3.4)	–	–
	–	(125.2)	–	–
Goodwill on acquisition	–	151.2	–	–
Consideration cash	–	26.0	–	–

Qantas Defence Services Pty Limited acquired QDS Richmond Pty Ltd on 22 May 2003 for a negligible purchase price.

In the year to 30 June 2002, Qantas Airways Limited acquired Australian Wetleasing Operations Pty Limited for a negligible purchase price and Caterair Airport Services Pty Limited acquired Airport Infrastructure Finance Pty Limited for a negligible purchase price.

On 21 November 2001, Australian Regional Airlines Pty. Ltd. acquired Impulse Airlines Holdings Proprietary Limited and its controlled entities for a total purchase price of $26.0 million. As a result of this acquisition, goodwill on acquisition of $150.8 million was recognised by the Qantas Group.

FINANCING FACILITIES

A bank overdraft facility held with the Commonwealth Bank of Australia covers the combined balances of Qantas and its wholly owned controlled entities. Subject to the continuance of satisfactory credit ratings, the bank overdraft facility may be utilised at any time. The Commonwealth Bank of Australia may terminate this facility without notice.

38. Notes to the statements of cash flows continued

The total amount of committed financing facilities available to the Qantas Group as at balance date are detailed below:

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
COMMITTED FINANCING FACILITIES				
Bank overdraft				
Facility available	**7.0**	7.0	**7.0**	7.0
Loan note facility comprising:				
Syndicated term loan of various maturities				
Facility available	**1,400.0**	1,400.0	**1,400.0**	1,400.0
Amount of facility used	**1,400.0**	1,400.0	**1,400.0**	1,400.0
Amount of facility unused	**–**	–	**–**	–
Syndicated standby facility				
Facility available	**700.0**	683.5	**700.0**	683.5
Amount of facility used	**–**	–	**–**	–
Amount of facility unused	**700.0**	683.5	**700.0**	683.5
Bank loan facility				
Facility available	**388.7**	239.4	**388.7**	239.4
Amount of facility used	**388.7**	–	**388.7**	–
Amount of facility unused	**–**	239.4	**–**	239.4
Commercial paper				
Facility available	**1,000.0**	1,000.0	**1,000.0**	1,000.0
Amount of facility used	**449.8**	320.0	**449.8**	320.0
Amount of facility unused	**550.2**	680.0	**550.2**	680.0

The syndicated term loan amortises between 3 November 2003 and 3 May 2006. The syndicated standby facility expires between 22 April 2004 and 22 April 2008. The bank loan facility has a maturity of 9 January 2005.

39. Related party transactions

DIRECTORS

The names of persons who were Directors of Qantas at any time during the financial year are as follows:

Chairman	Margaret Jackson, AC
Chief Executive Officer	Geoff Dixon
Chief Financial Officer	Peter Gregg
Non-Executive Directors	Paul Anderson (appointed 2 September 2002) Mike Codd, AC Trevor Eastwood, AM Jim Kennedy, AO, CBE Trevor Kennedy, AM Roger Maynard John Schubert Nick Tait, OBE.

Information on remuneration, superannuation and retirement benefits of Directors is disclosed in Note 5.

Apart from the details disclosed in this note, no Director has entered into a material contract with Qantas or the Qantas Group since the end of the previous financial year and there were no material contracts involving Directors' interests existing at year end.

39. Related party transactions continued

DIRECTORS' HOLDINGS OF SHARES

The relevant interests of the Directors of Qantas and their Director-related entities in shares of entities within the Qantas Group as at 30 June 2003 are set out below:

	Number Held	
	2003	**2002**
Qantas Airways Limited ordinary shares, fully paid	**439,558**	312,743
Indirect interest in ordinary shares, held in trust	**400,000**	–

DIRECTORS' TRANSACTIONS IN SHARES

Executive Directors participate in the Qantas Long-Term Executive Incentive Plan and the Qantas Long-Term Deferred Share Plan which provides Executives with entitlements to be issued shares in Qantas. Further details are disclosed in Note 19.

OTHER TRANSACTIONS OF DIRECTORS AND DIRECTOR-RELATED ENTITIES

A number of Directors of Qantas also hold directorships with other corporations which provide goods or services to the Qantas Group in the ordinary course of business on normal terms and conditions and are considered to be trivial in nature. None of these Directors exercises significant influence with those corporations nor derives any direct personal benefit from the transactions between the Qantas Group and these other corporations.

During the financial year, Qantas paid a premium on normal commercial terms and conditions to insure all Directors of Qantas (as listed on page 50), all Directors of related parties of Qantas and other officers of Qantas and its related parties against liabilities incurred in their capacity as Director or officer, as the case may be, of Qantas or any related parties.

In addition to the transactions referred to above, transactions were entered into during the financial year with the Directors of Qantas and its controlled entities or with Director-related entities, which:

- occurred within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect would have been adopted if dealing with the Director or Director-related entity at arm's-length in the same circumstances;
- do not have the potential to adversely affect decisions about the allocation of scarce resources or the discharge of responsibility of the Directors; or
- are trivial or domestic in nature, and include travel and accommodation discounts obtained from time to time by Directors, some of which are through agreements entered into by the Qantas Group.

Certain travel benefits are available on similar terms and conditions as those offered to other employees of the Qantas Group. All remuneration levels are determined with reference to external professional advice taking into account market levels of remuneration. All benefits are included in the aggregate amount of remuneration disclosed in Note 5.

CONTROLLED ENTITIES

Details of interests in controlled entities are set out in Note 29. Transactions between Qantas and controlled entities are conducted on normal business terms and conditions. In addition, the Qantas Group has pooled funding arrangements with its major domestic banker and as such reciprocal borrowings occur regularly between Qantas and its controlled entities.

Transactions between Qantas and related parties in the wholly owned group include:

- Qantas provides a range of administrative and investment services to controlled entities;
- Qantas leases aircraft to Australian Airlines and provides ground handling services to both Australian Airlines and QantasLink;
- QantasLink and Australian Airlines lease freight capacity to Qantas;
- Qantas Flight Catering Holdings Limited and controlled entities provide airline catering and ground handling services to Qantas, Australian Airlines and QantasLink;
- QH Tours Limited and controlled entities and Qantas act as an agent for each other's products;
- Southern Cross Insurances Pte Limited provide insurance services to Qantas; and
- AAL Aviation Limited and controlled entities assist in the hiring of aircraft capacity.

39. Related party transactions continued

Transactions and balances with partly and wholly owned controlled entities are included in the Financial Statements as follows:

	Qantas	
	2003 $M	2002 $M
Sales and operating revenue (refer Note 2)	**147.4**	63.7
Dividend revenue (refer Note 2)	**219.2**	–
Interest received/receivable (refer Note 2)	**0.7**	3.3
Borrowing costs paid/payable (refer Note 3)	**50.6**	13.9
Current receivables (refer Note 9)	**87.2**	277.4
Non-current receivables (refer Note 9)	**1,731.0**	1,506.5
Current payables (refer Note 15)	**74.7**	81.5
Current interest bearing liabilities (refer Note 16)	**–**	397.3
Non-current interest bearing liabilities (refer Note 16)	**478.6**	166.1

ASSOCIATES

Details of interests in associates are provided in Note 31. Transactions with associates are conducted on normal terms and conditions. Transactions between Qantas and associates include:

- Qantas provides ground handling services and perform maintenance and contract work for Air Pacific and Australian air Express;
- Qantas leases all domestic freight capacity and sublet property to Australian air Express;
- Qantas codeshares on certain Air Pacific services for which it pays capacity hire costs;
- Australian air Express provides certain domestic freight and document delivery services for Qantas; and
- Until June 2003 Qantas leased one Boeing 747-238B aircraft to Air Pacific.

Transactions and balances with associates are included in the Financial Statements as follows:

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Sales and operating revenue (refer Note 2)	**103.8**	68.3	**108.3**	79.6
Dividends received/receivable (refer Note 2)	**–**	–	**1.2**	2.5
Expenditure	**69.8**	75.4	**69.8**	75.4
Current receivables (refer Note 9)	**18.4**	24.1	**19.3**	24.1
Current payables (refer Note 15)	**8.2**	6.4	**8.2**	6.4
Current interest-bearing liabilities (refer Note 16)	**12.2**	11.6	**12.2**	11.6

NOTES TO THE FINANCIAL STATEMENTS continued
for the year ended 30 June 2003

39. Related party transactions continued

OTHER RELATED PARTIES

BRITISH AIRWAYS PLC

In March 1993, British Airways Plc (British Airways) acquired 25 per cent of the shares in Qantas from the Australian Government. As a condition of the sale, British Airways entered into a 10 year Commercial Agreement with the Qantas Group to identify and develop potential synergies in their operations.

As a result of Institutional and Shareholder Equity Placements in September and October 2002, British Airways' ownership interest in Qantas was reduced to 18.75 per cent as at 30 June 2003.

On 12 May 1995, the Trade Practices Commission (the predecessor to the Australian Competition & Consumer Commission) authorised a Joint Services Agreement (JSA) between Qantas and British Airways. Under the JSA, there is full strategic, tactical and operational co-operation between the Qantas Group and British Airways on services between Australia and South-East Asia, South-East Asia and Europe, and Australia and Europe. This co-operation extends to co-ordination of sales and marketing activities worldwide, and the sharing of all costs and revenues on the JSA routes, giving both airlines an incentive to improve the joint business. Additional value has been generated with cost savings and revenue co-operation across almost all functions. The two airlines continue to invest in joint offices, joint lounges, travel shops and airport facilities in many cities. Co-operation with British Airways continues to strengthen and provides customers with improved flight departure times, routings and value for money, offering the very best of customer service to all passengers.

The JSA sets out in detail the financial settlement procedures between the two airlines to ensure that the return each airline obtains from the designated route services recognises the value of the route it utilises. In common with standard industry practice, the Qantas Group and British Airways also carry passengers on an interline basis on the same terms and conditions as with other carriers.

Other transactions, such as ground handling, contract work, property rentals and interline commissions, were conducted on normal terms and conditions.

Qantas and British Airways continued their membership of the **one**world alliance during the financial year. The alliance is designed to raise the standard of global air travel through a range of customer benefits. The shared **one**world brand augments existing relationships between the Qantas Group and British Airways.

Transactions and balances with British Airways are included in the Financial Statements as follows:

	Qantas Group		Qantas	
	2003 $M	2002 $M	**2003 $M**	2002 $M
Sales and operating revenue (refer Note 2)	**20.2**	31.9	**11.7**	15.4
Expenditure*	**109.3**	186.8	**104.6**	182.0
Current receivables (refer Note 9)	**59.5**	72.4	**58.6**	71.3
Current payables (refer Note 15)	**102.4**	119.2	**102.4**	119.2

* Includes settlement receipts/payments under the JSA.

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Qantas Airways Limited ("the Company"):
   (a) the Financial Statements and notes, set out on pages 2 to 53 are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the subsidiaries identified in notes 29 and 30 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

Signed pursuant to a Resolution of the Directors:

Margaret Jackson
Chairman

Geoff Dixon
Chief Executive Officer

Sydney, 1 September 2003

INDEPENDENT AUDIT REPORT
to the Members of Qantas Airways Limited

SCOPE

We have audited the Financial Report of Qantas Airways Limited ("the Company") for the financial year ended 30 June 2003, consisting of the Statements of Financial Performance, Statements of Financial Position, Statements of Cash Flows, accompanying notes, and the Directors' Declaration set out on pages 2 to 54. The Financial Report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's Directors are responsible for the Financial Report. We have conducted an independent audit of this Financial Report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the Financial Report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Financial Report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this Report has been formed on the above basis.

AUDIT OPINION

In our opinion, the Financial Report of Qantas Airways Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Mark Epper
Partner

Sydney, 1 September 2003

CORPORATE DIRECTORY

REGISTERED OFFICE

Qantas Airways Limited
ABN 16 009 661 901

Qantas Centre
Level 9, Building A
203 Coward Street
Mascot NSW 2020
Australia

Telephone	61 2 9691 3636
Facsimile	61 2 9691 3339
Website	www.qantas.com

QANTAS SHARE REGISTRY

Level 8
580 George Street
Sydney NSW 2000
Australia

or

Locked Bag A14
Sydney South NSW 1235
Australia

Free call	1800 177 747
International	61 2 8280 7390
Facsimile	61 2 9261 8489
Email	registry@qantas.com
Website	www.qantas.com

STOCK EXCHANGE

Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000
Australia

DEPOSITARY FOR AMERICAN DEPOSITARY RECEIPTS

The Bank of New York
ADR Division
22nd Floor
101 Barclay Street
New York NY 10286
USA

Telephone	1 212 815 2218
Facsimile	1 212 815 3050

GENERAL COUNSEL & COMPANY SECRETARY

Brett Johnson

FINANCIAL CALENDAR

2003	
20 February	Half year result announcement
12 March	Record date for interim dividend
9 April	Interim dividend payable
30 June	Year end
21 August	Preliminary final result announcement
3 September	Record date for final dividend
1 October	Final dividend payable
16 October	Annual General Meeting, Adelaide

2004	
19 February	Half year result announcement
10 March	Record date for interim dividend
7 April	Interim dividend payable
30 June	Year end
19 August	Preliminary final result announcement
1 September	Record date for final dividend
29 September	Final dividend payable
21 October	Annual General Meeting, Brisbane

NOTICE OF MEETING

The Annual General Meeting of Qantas Airways Limited will be held at 2.00 pm on Thursday, 16 October 2003 in Hall G of the Adelaide Convention Centre, Adelaide.

Qantas Airways Limited ABN 16 009 661 901

qantas.com



QANTAS
Spirit of Australia

Sydney, Australia 33° 53'S 151° 10'E 7.55 PM

QANTAS
Spirit of Australia

8 September 2003

Dear Shareholder

2003 ANNUAL GENERAL MEETING

The 2003 Annual General Meeting (AGM) of Qantas Airways Limited is to be held at 2:00pm on Thursday 16 October 2003 in Hall G of the Adelaide Convention Centre. The formal Notice of Meeting is attached.

Qantas has many shareholders around Australia. To provide an opportunity for the maximum number of shareholders to attend an AGM, Qantas holds its Meeting in a different State each year. The AGM was last held in Adelaide in 1999. The 2002 AGM was held in Perth.

BUSINESS

1. Consideration of Reports

The Financial Report, the Directors' Report and the Independent Auditor's Report for the year ended 30 June 2003 will be presented for consideration.

Unless the Qantas Share Registry has been notified otherwise, each shareholder will have received an Annual Report which includes a Concise Financial Report for the year ended 30 June 2003. Any shareholder wishing to receive a copy of the full Financial Report, which will be presented at the Meeting, should contact the Qantas Share Registry. The Qantas Share Registry will mail you a copy at no charge.

2. Questions and Comments

Following the Consideration of Reports, the Chairman will give shareholders a reasonable opportunity to ask questions about or comment on the management and audit of Qantas.

3. Election of Directors

3.1 Trevor Eastwood

Trevor Eastwood retires by rotation and, being eligible, offers himself for re-election as a Non-Executive Director.

Trevor Eastwood was appointed to the Board in October 1995. Mr Eastwood is a member of the Chairman's Committee and Audit Committee.

Mr Eastwood holds a Bachelor of Engineering degree from the University of Western Australia and is a graduate of the Advanced Management Program at the Harvard Graduate School of Business Management (USA). He joined the Wesfarmers Group in 1963 and, after holding a number of management positions in the Group, was appointed Managing Director of Wesfarmers Limited and Chief Executive of Westralian Farmers Co-operative Limited in 1984. Mr Eastwood retired as an executive of Wesfarmers and its associated companies in June 1992.

Mr Eastwood is the chairman of Wesfarmers Limited. Mr Eastwood has been a director and chairman of a number of listed companies including director of BankWest and chairman of West Australian Newspapers Holdings Ltd.

Mr Eastwood has held various seats on State and Federal Government councils. He is a Fellow of Curtin University, Australian Institute of Management and the Australian Institute of Company Directors. In August 1989, he was named Australian Entrepreneur of the Year and in June 1990, WA Citizen of the Year for Commerce and Industry.

Mr Eastwood received a Medal of the Order of Australia in the General Division on Australia Day in 1994. In April 2003, Mr Eastwood was awarded the Centenary Medal for service to the community through commerce and industry in Western Australia.

The Directors (with Trevor Eastwood absent and not voting) recommend that you vote in favour of this Ordinary Resolution.

3.2 Jim Kennedy

Jim Kennedy retires by rotation and, being eligible, offers himself for re-election as a Non-Executive Director.

Jim Kennedy was appointed to the Board in October 1995. Mr Kennedy is the Chairman of the Audit Committee and a member of the Chairman's Committee.

Mr Kennedy, a chartered accountant and public company director, is well known for his contribution to the tourism industry as well as to business. He was awarded the Degree of Doctor of the University (Queensland University of Technology) in May 1995.

Mr Kennedy is currently Deputy Chairman of GWA International Limited. He is a Director of the Australian Stock Exchange Limited, Macquarie Goodman Funds Management Limited and Suncorp-Metway Limited. He is a member of the Advisory Board of Blake Dawson Waldron.

Mr Kennedy is a former Chairman of Queensland Investment Corporation, the Australian Postal Commission, the Australian Government Inquiry into Tourism, the Queensland Corrective Services Commission and the Queensland Tourist and Travel Corporation and the former Deputy Chairman of the Australian Tourist Commission. He was a Member of the Royal Commission of Inquiry into the Australian Post Office and the Commissioner of Review into Corrective Services in Queensland. He was also previously a Director of Commonwealth Bank of Australia, MIM Holdings Limited, Pacific Dunlop Limited, Santos Limited and QCT Resources Limited.

Mr Kennedy was awarded as a Commander of the British Empire in 1982 and received the order of Australia in 1995.

The Directors (with Jim Kennedy absent and not voting) recommend that you vote in favour of this Ordinary Resolution.

3.3 Peter Gregg

Peter Gregg retires by rotation and, being eligible, offers himself for re-election as an Executive Director.

Peter Gregg was appointed to the Board in September 2000 as the Chief Financial Officer.

Mr Gregg is a Director of a number of the controlled entities of Qantas and a

Mr Gregg was actively involved in the privatisation of Qantas and retains responsibility for Group Finance and Investor Relations. He is also responsible for Information Technology, Purchasing, Property and Facilities, Special Projects, Internal Audit, Security and Investigation Services, Corporate Safety and Group Risk Management.

Prior to being appointed Chief Financial Officer, Mr Gregg was Deputy Chief Financial Officer and Group Treasurer at Qantas. He was also Treasurer of Australian Airlines and has worked for the Queensland Government in various Risk Management roles.

Mr Gregg is a Fellow of the Finance & Treasury Association, a Member of the Australian Institute of Company Directors, was educated at Queensland University and holds a Bachelor of Economics degree.

The Directors (with Peter Gregg absent and not voting) recommend that you vote in favour of this Ordinary Resolution.

4. Qantas Deferred Share Plan – Executive Director Participation

Approval Sought

Qantas seeks shareholder approval for the Executive Directors (Geoff Dixon and Peter Gregg) to participate in the Qantas Deferred Share Plan (Plan). The Plan was approved by Shareholders at the 2002 AGM.

Background on Qantas Remuneration Policy – Executives Generally

Qantas' policy is to ensure that executive remuneration properly reflects the duties and responsibilities of the relevant executive and that remuneration is competitive in attracting, motivating and retaining managers of the highest calibre.

This is achieved via a mixture of:

i. fixed annual remuneration (salary, superannuation and fringe benefits);

ii. performance related remuneration, comprising:

   (a) a short term cash incentive; and

   (b) the Plan - made up of a medium-term incentive (the offer of deferred shares) and a long-term incentive (the grant of performance rights); and

iii. concessionary travel benefits, service payments, other retention tools and additional discretionary benefits considered appropriate from time to time.

The guiding principles in managing remuneration for executives are that:

i. all elements of remuneration should be set at an appropriate level having regard to market practice for roles of similar scope and skill;

ii. performance related remuneration should be used to differentiate reward for high performers and to encourage continuously higher levels of performance;

iii. performance related remuneration should be clearly linked to appropriate goals through a robust performance management system; and

iv. the Plan, comprising the offer of deferred shares and grant of performance rights should be used to align the interests of executives with shareholders, support a culture of employee share ownership and act as a retention initiative.

The Board believes that the above remuneration strategy is consistent with current market practice.

The Plan - Deferred Shares – Award for 2003/04 to Executives

The medium-term incentive component of executive remuneration is delivered via the offer of deferred shares under the Plan.

The Board proposes that selected Qantas executives will, subject to the Board resolving that Qantas has achieved a reasonable rate of return to shareholders (which will be decided by the Board taking into account all relevant circumstances, including the relevant market conditions), be offered deferred shares under the Plan. There are approximately 800 executives at Qantas who may be eligible to participate in any award.

The Board will determine how many deferred shares are to be offered to each participating executive. No consideration is payable by participating executives.

The appropriate number of Qantas shares will be purchased on-market at the prevailing market price and will be held on behalf of each participant by the Qantas Deferred Share Plan Trustee (Trustee) until the expiry of a specified holding lock period. One-half of the deferred shares will have a holding lock of one year. The other half will have a holding lock of two years. Upon the expiry of the relevant holding lock, shares will be transferred from the Trustee and registered in the relevant executive's name.

Generally, any deferred shares which remain subject to the relevant holding lock will be forfeited if the relevant executive ceases employment with the Qantas Group. Any dividends paid on the deferred shares will be distributed to the relevant executive.

The Plan – Performance Rights – Award for 2003/04 to Executives

The award of performance rights, to targeted senior managers and other executives who are identified with developing high potential, is a key element of the Qantas executive retention strategy.

Performance rights form the long-term incentive component of the Plan. Subject to achievement of a performance hurdle to be set by the Board, performance rights may be converted (on a one-for-one basis) to ordinary Qantas shares three years after award for no additional consideration. Performance rights which do not vest three years after award will lapse.

The performance hurdle to be set by the Board for the 2003/04 grant of performance rights is to be based on a Return on Total Gross Assets (ROTGA) target over the three-year vesting period. The ROTGA target will be set to ensure a reasonable rate of return to shareholders.

Generally, any performance rights which have not vested will lapse if the relevant executive ceases employment with the Qantas Group.

Once performance rights vest, it is expected that Qantas will satisfy its conversion obligations by arranging for the purchase of Qantas shares on-market, which will be registered in the name of the relevant executive.

The detailed conditions of the offers of deferred shares and performance rights under the Plan will be contained in specific Plan Rules which will be approved by the Board.

Director Participation in the Plan

Under the Terms & Conditions of the Plan, Non-Executive Directors are not eligible to participate in the Plan.

The Executive Directors, Geoff Dixon and Peter Gregg, are eligible to participate in the Plan and shareholder approval is sought to permit their participation in the award of deferred shares and performance rights.

4.1 Participation in the Plan by Geoff Dixon

Under Listing Rule 10.14, no director may acquire securities under an employee incentive scheme (such as the Plan), without shareholder approval.

The Board has received independent advice on the appropriate level of remuneration to be made available to the current Executive Directors. Based on this advice, the Board (with Geoff Dixon and Peter Gregg absent and not voting) believes it is appropriate and has resolved, subject to shareholder approval, that the Chief Executive Officer, Geoff Dixon, participates in the Plan as set out below.

In accordance with the Listing Rules, the following information is provided for shareholders:

i. shareholders are requested to approve the acquisition for the Chief Executive Officer, Geoff Dixon, under the Plan, of up to 125,000 deferred shares and the award of up to 125,000 performance rights (Rights) (which Rights, subject to satisfaction of relevant performance hurdles, convert one-for-one into Qantas shares);

ii. under the Terms & Conditions and Rules of the Plan, the deferred shares will be purchased on-market at the prevailing market price;

iii. subject to the Terms & Conditions and Rules of the Plan, deferred shares will not generally be able to be sold or otherwise dealt with until after:

    (a) 1 July 2004 in respect of up to 62,500 shares; and

    (b) 1 July 2005 in respect of up to 62,500 shares;

iv. upon satisfaction of the performance hurdles set by the Board, Rights will vest and, provided the Chief Executive Officer is still an employee of Qantas, he will be entitled to convert each vested Right for one Qantas share;

v. no loan will be made by Qantas in connection with the acquisition of deferred shares or Rights by the Chief Executive Officer;

vi. prior to this award, the following deferred shares and Rights have been issued to the Executive Directors under the Plan:

    (a) Chief Executive Officer, Geoff Dixon:

        (i) 27,514 deferred shares allocated on 18 October 2002 with a Holding Lock Period until 22 October 2004;
        (ii) 3,057 Rights granted on 23 October 2002 which may vest on 22 October 2004;
        (iii) 250,000 deferred shares allocated on 31 December 2002 with a Holding Lock Period until 31 December 2005 (registered in the name of the Trustee); and
        (iv) 27,777 Rights granted on 6 January 2003 which may vest on 31 December 2005; and

(b) Chief Financial Officer, Peter Gregg:

(i) 18,489 deferred shares allocated on 18 October 2002 with a Holding Lock Period until 22 October 2004;
(ii) 2,054 Rights granted on 23 October 2002 which may vest on 22 October 2004;
(iii) 150,000 deferred shares allocated on 10 December 2002 with a Holding Lock Period until 20 August 2006 (registered in the name of the Trustee); and
(iv) 16,666 Rights granted on 13 December 2002 which may vest on 20 August 2006;

vii. details of any deferred shares or Rights purchased, issued or granted under the Plan will be published in each Qantas Annual Report relating to a period in which the securities have been purchased, issued or granted and that approval for the purchase, issue or grant of securities was obtained under Listing Rule 10.14;

viii. shares for the Chief Executive Officer will be acquired under this approval by 30 September 2004 except for shares purchased or issued upon the conversion of any Rights. No shares will be purchased or issued under this approval later than three years after the date of the Meeting; and

ix. any additional persons (for whom shareholder approval is required) who become entitled to participate in the Plan after the Resolution is approved and who are not named in the Notice of Meeting, will not participate in the Plan until approval is obtained under Listing Rule 10.14.

4.2 Participation in the Plan by Peter Gregg

Under Listing Rule 10.14, no director may acquire securities under an employee incentive scheme (such as the Plan), without shareholder approval.

The Board has received independent advice on the appropriate level of remuneration to be made available to the current Executive Directors. Based on this advice, the Board (with Geoff Dixon and Peter Gregg absent and not voting) believes it is appropriate and has resolved, subject to shareholder approval, that the Chief Financial Officer, Peter Gregg, participates in the Plan as set out below.

In accordance with the Listing Rules, the following information is provided for shareholders:

i. shareholders are requested to approve the acquisition for the Chief Financial Officer, Peter Gregg, under the Plan, of up to 80,000 deferred shares and the award of up to 80,000 Rights (which Rights, subject to satisfaction of relevant performance hurdles, convert one-for-one into Qantas shares);

ii. under the Terms & Conditions and Rules of the Plan, the deferred shares will be purchased on-market at the prevailing market price;

iii. subject to the Terms & Conditions and Rules of the Plan, deferred shares will not generally be able to be sold or otherwise dealt with until after:

(a) 1 July 2004 in respect of up to 40,000 shares; and

(b) 1 July 2005 in respect of up to 40,000 shares;

iv. upon satisfaction of the performance hurdles to be set by the Board, Rights will vest and, provided the Chief Financial Officer is still an employee of Qantas, he will be entitled to convert each vested Right for one Qantas share;

v. no loan will be made by Qantas in connection with the acquisition of deferred shares or Rights by the Chief Financial Officer;

vi. prior to this award, the following deferred shares and Rights have been issued to the Executive Directors under the Plan:

(a) Chief Executive Officer, Geoff Dixon:

(i) 27,514 deferred shares allocated on 18 October 2002 with a Holding Lock Period until 22 October 2004;
(ii) 3,057 Rights granted on 23 October 2002 which may vest on 22 October 2004;
(iii) 250,000 deferred shares allocated on 31 December 2002 with a Holding Lock Period until 31 December 2005 (registered in the name of the Trustee); and
(iv) 27,777 Rights granted on 6 January 2003 which may vest on 31 December 2005; and

(b) Chief Financial Officer, Peter Gregg:

(i) 18,489 deferred shares allocated on 18 October 2002 with a Holding Lock Period until 22 October 2004;
(ii) 2,054 Rights granted on 23 October 2002 which may vest on 22 October 2004;
(iii) 150,000 deferred shares allocated on 10 December 2002 with a Holding Lock Period until 20 August 2006 (registered in the name of the Trustee); and
(iv) 16,666 Rights granted on 13 December 2002 which may vest on 20 August 2006;

vii. details of any deferred shares or Rights purchased, issued or granted under the Plan will be published in each Qantas Annual Report relating to a period in which the securities have been purchased, issued or granted and that approval for the purchase, issue or grant of securities was obtained under Listing Rule 10.14;

viii. shares for the Chief Financial Officer will be acquired under this approval by 30 September 2004 except for shares purchased or issued upon the conversion of any Rights. No shares will be issued under this approval later than three years after the date of the Meeting; and

ix. any additional persons (for whom shareholder approval is required) who become entitled to participate in the Plan after the Resolution is approved and who are not named in the Notice of Meeting, will not participate in the Plan until approval is obtained under Listing Rule 10.14.

Voting on the Ordinary Resolutions

Ordinary Resolutions 4.1 and 4.2

In accordance with the Listing Rules, Qantas will disregard any votes cast on Ordinary Resolutions 4.1 and 4.2 by the Directors (except those who are ineligible to participate in any Qantas employee incentive scheme) and their associates.

However, Qantas need not disregard a vote if it is cast by:

i. a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
ii. the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

The Directors (with Geoff Dixon and Peter Gregg absent and not voting) recommend that you vote in favour of these Ordinary Resolutions.

5. Amendments to the Constitution – Preference Shares, Electronic Communication and Legislative Amendments

The Directors are proposing that the Qantas Constitution be amended in the manner set out in Annexure A to the formal Notice of Meeting. In particular, changes are proposed to:

i. provide Qantas with greater flexibility to issue preference shares if the Board considers it desirable to do so in the future;
ii. provide for communication with shareholders and Directors by electronic means (including email); and
iii. update the Constitution to reflect and accommodate recent legislative developments, including the enactment of the Corporations Act and the changes introduced by the Financial Services Reform Act which substantially had effect from 11 March 2002.

A summary of the main amendments that are being proposed is set out below.

Except as discussed below, the Board considers the proposed changes will not materially alter the effect of the existing Qantas Constitution.

If you would like a copy of the proposed amended Qantas Constitution (which will be made available at no charge), please contact the Qantas Share Registry.

Preference Shares

Together, clauses 2.1 and 2.4 of the Qantas Constitution allow for the issue of preference shares. However, the provisions do not allow Qantas to issue some of the different types of preference shares that have developed over the years (for example, a hybrid security such as a reset preference share).

The Directors propose to amend the Qantas Constitution so that it is flexible enough for the Directors (subject to compliance with the ASX Listing Rules and the Corporations Act) to issue modern financial products. This is proposed to be done by deleting clause 2.4 and inserting a new Part 2A into the Constitution in the form set out in Annexure A. The new provisions are similar to provisions which have been adopted by other large listed entities.

These provisions will give the Qantas Board greater flexibility to issue different classes of shares if, at any time in the future, the Directors consider it appropriate.

Electronic Communication

The Directors propose that various clauses of the Qantas Constitution be amended to reflect the increasing use of electronic communication (such as email) with shareholders and Directors. In particular, the proposed amendments will enable (among other things):

i. shareholders to appoint a proxy or attorney using electronic messaging; and
ii. Qantas to give notices to shareholders and to Directors using this technology.

The proposed changes are in accordance with the Corporations Act.

The potential benefits of introducing these changes include:

- providing Qantas with a more convenient means of disseminating information to shareholders and Directors;
- faster delivery of information;
- greater ease of communication with overseas shareholders; and
- potential material cost savings through reduced reliance on printed material.

Legislative Amendments

The Directors propose various amendments to the Constitution to reflect recent legislative developments, including:

- the enactment of the Corporations Act on 15 July 2001; and
- the enactment of the Financial Services Reform Act (FSRA), which substantially had effect from 11 March 2002.

The proposed amendments include changes to ensure that the current Qantas Constitution uses the terminology of the applicable law. For example, references to "the Corporations Law" will become references to "the Corporations Act" and references to Qantas' Australian Company Number (ACN 009 661 901) will become references to Qantas' Australian Business Number (ABN 16 009 661 901).

The FSRA and the associated regulations contain provisions that substantially replace the old provisions of the Corporations Act that dealt with the transfer of shares. The Directors consider it desirable to make corresponding amendments to the relevant provisions in the Qantas Constitution.

The FSRA also introduced provisions which potentially facilitate competition in the provision of clearing and settlement facilities for dealings in shares. At present, the only approved facility is ASX Settlement and Transfer Corporation Pty Limited (commonly known as the "Securities Clearing House" or "SCH") which operates the electronic clearing and settlement system known as "CHESS". However, the legislation allows for additional licensed clearing and settlement facilities to be approved in the future. The proposed amendments to the Constitution will give Qantas the flexibility to participate in any such additional share clearing and settlement facility.

The Directors recommend that you vote in favour of this Special Resolution.

If you have any questions relating to any issue to be considered at the AGM, please call Janine Smith, Manager Public Company, (on (+61 2) 9691 4262) prior to the AGM.

Yours sincerely

Brett Johnson
General Counsel & Company Secretary

ENCLOSURES

Enclosed with this letter are:

i. Notice of Meeting;
ii. Proxy Form to be completed if you would like to be represented at the AGM by proxy, together with a reply paid envelope;
iii. AGM Question Form to be completed if you would like a specific question to be addressed at the AGM; and
iv. Attendance and Poll Card which we request you bring if you are attending the AGM.

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Qantas Airways Limited
ABN 16 009 661 901

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Qantas Airways Limited will be held:

Date: Thursday 16 October 2003
Time: 2:00pm
Venue: Hall G of the Adelaide Convention Centre

Please refer to the attached map.

BUSINESS

1. Consideration of Reports

To receive and consider the Financial Report, the Directors' Report and the Independent Auditor's Report of Qantas Airways Limited for the financial year ended 30 June 2003.

2. Questions and Comments

Shareholders will be given a reasonable opportunity to ask questions about or comment on the management and audit of Qantas.

3. Election of Directors

3.1 Trevor Eastwood

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That Trevor Eastwood, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

3.2 Jim Kennedy

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That Jim Kennedy, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

3.3 Peter Gregg

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That Peter Gregg, an Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as an Executive Director of Qantas Airways Limited."

4. Qantas Deferred Share Plan – Executive Director Participation

4.1 Participation in the Qantas Deferred Share Plan by Geoff Dixon

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Geoff Dixon, the Chief Executive Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the 2003 Notice of Meeting."

4.2 Participation in the Qantas Deferred Share Plan by Peter Gregg

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan, Peter Gregg, the Chief Financial Officer, is permitted to participate in the Qantas Deferred Share Plan as is contemplated by the explanatory letter accompanying the 2003 Notice of Meeting."

5. Amendments to the Constitution – Preference Shares, Electronic Communication and Legislative Amendments

To consider and, if thought appropriate, pass the following Special Resolution:

"That the Constitution of Qantas Airways Limited is amended in the manner set out in Annexure A to the 2003 Notice of Meeting."

Dated: 8 September 2003

By Order of the Board



Brett Johnson
General Counsel & Company Secretary

Notes:

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies.
2. A shareholder who appoints two proxies may state on the Proxy Form what proportion or number of the shareholder's votes each proxy is being appointed to exercise. If a shareholder appoints two proxies and does not specify the proportion or number of votes each proxy may exercise, each of the proxies may exercise half the shareholder's votes.
3. Where a shareholder has appointed two proxies, on a show of hands, only the first person named on the Proxy Form or, if two Proxy Forms have been completed, the person whose name is earlier in alphabetical sequence, may vote.
4. A proxy need not be a shareholder of Qantas.
5. The original Proxy Form(s), and any Power of Attorney or authority under which they are signed, must be received at the Registered Office or the Qantas Share Registry at least 48 hours prior to the Meeting (ie before 2:00pm on Tuesday 14 October 2003) or any adjournment. A facsimile transmission of the Proxy Form(s), and any Power of Attorney or authority under which they are signed, must be received at the Registered Office at least 48 hours prior to the Meeting or any adjournment. Any Proxy Form received after this deadline, including at the Meeting, will be treated as invalid.
6. The Proxy Form accompanies this Notice of Meeting.
7. Additional Proxy Forms will be supplied by the Qantas Share Registry on request.
8. If a corporate representative is to attend the Meeting on behalf of a corporation, a formal Notice of Appointment must be brought to the Meeting.
9. For the purposes of the Meeting, in accordance with Regulation 7.11.37 of the Corporations Regulations, the Board has determined that a person's entitlement to vote at the Meeting will be the entitlement of that person set out in the register of shareholders as at 7:00pm, on Tuesday 14 October 2003. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the Meeting.
10. If you wish a question to be put to the Chairman and you are not able to attend the AGM you must complete the Question Form which accompanies this Notice of Meeting.
11. Either the original or a facsimile transmission of the Question Form must be received at the Registered Office or the Qantas Share Registry at least 48 hours prior to the Meeting (ie before 2:00pm on Tuesday 14 October 2003) or any adjournment.

Registered Office
Qantas Airways Limited
Qantas Centre
Level 9 Building A
203 Coward Street
Mascot NSW 2020
Australia
Fax: 61 2 9691 3339

Qantas Share Registry
Level 8
580 George Street
Sydney NSW 2000
Australia
Locked Bag A14
Sydney South NSW 1235
Australia
Toll Free: 1800 177 747
International: 61 2 8280 7390
Fax: 61 2 8280 7646

Amendments to the Qantas Constitution

It is proposed that the Constitution of Qantas Airways Limited be amended in the following manner:

(a) Replace each reference to the Australian Company Number ("*ACN 009 661 901*") of Qantas with a reference to the Australian Business Number ("*ABN 16 009 661 901*") of Qantas.

(b) Insert in clause 1.5 the following new definitions:

" *'**ASTC**' has the same meaning as in the Corporations Regulations;*"

" *'**ASTC-regulated transfer**' has the same meaning as in the Corporations Regulations;*"

" *'**Corporations Act**' means the Corporations Act 2001 (Cth);*"

" *'**Corporations Regulations**' means the Corporations Regulations 2001 (Cth);*"

" *'**Operating Rules**', in relation to a Prescribed CS facility, means the operating rules of that Prescribed CS facility, within the meaning of Chapter 7 of the Corporations Act;*"

" *'**Prescribed CS facility**' has the same meaning as "prescribed CS facility" has in Chapter 7 of the Corporations Act;*"

" *'**SCH Business Rules**' means the Operating Rules of ASTC in force from time to time;*"

(c) Replace each reference to the "*Corporations Law*" with a reference to the "*Corporations Act*".

(d) Delete the definitions of "**CHESS**", "**CHESS Approved**", "**SCH Business Rules**" and "**Securities Clearing House**" in clause 1.5.

(e) Insert the following new paragraph (f) in clause 1.6 immediately after paragraph (e):

"*(f) A reference to something being "written" or "in writing" includes that thing being represented or reproduced in any mode in a visible form (including electronically) or communicated in any other manner approved by the Directors from time to time.*"

(f) Insert the words "*and the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules)*" at the end of clause 1.7(b).

(g) Delete clause 1.7(e).

(h) In clause 2.1(b):

(i) delete the word "*redeemable*"; and
(ii) insert the words "*(including preference shares that are liable to be redeemed)*" after the words "*preference shares*".

(i) Delete clause 2.4.

(j) Insert the following new Part 2A immediately following Part 2:

"Part 2A
PREFERENCE SHARES

2A.1 Preference Shares

Subject to the Corporations Act, the Directors may issue preference shares:

(a) including preference shares which are, or at the option of Qantas are to be, liable to be redeemed by Qantas on such terms and conditions and in such manner as the Directors determined before the issue of the preference shares; and

(b) whether the preference shares are redeemable or non-redeemable, with any of the rights set out in this Part 2A and with such other rights, not inconsistent with this Part 2A, as are conferred by the terms of issue of the preference shares.

2A.2 Terms of Issue

Prior to the allotment of any preference shares the Directors shall determine with respect to such preference shares the following matters or the manner in which such matters shall be determined:

(a) where the preference shares are redeemable:

(1) the amount payable on redemption;
(2) the redemption date;
(3) the time, place and manner of redemption; and
(4) the conditions for exercise of the rights of redemption by the holder or by Qantas;

(b) in any case:

(1) the rate or amount of dividends (including any additional dividends) at any time or from time to time, the basis (if any) upon which the amount of a dividend will be increased to take account of tax or other fiscal impost and the basis (if any) upon which the amount of any dividend otherwise payable in respect of the shares reduces by reference to other amounts paid to the holder of the preference shares;
(2) the times or circumstances for payment of dividends on the preference shares;
(3) the periods in respect of which the dividends are to be payable;
(4) the funds out of which the dividends or capital or both are to be paid;
(5) the premium (if any) payable;
(6) the currency in which dividends or capital or both are to be paid;
(7) whether or not the issue of further shares ranking equally with the preference shares in any or in any stated respect is permitted;
(8) whether the preference shares are convertible into shares of another class and, if so in what circumstances;
(9) if required under clause 2A.7(b)(2), the market value of an ordinary share at the date of allotment of the preference share;
(10) if the preference share has the rights set out in clause 2A.3(d), any right of the holder of the preference share on redemption or in a winding up to payment of an amount equal to a dividend of the type described in clause 2A.4(d);
(11) if the preference shares have the rights set out in clause 2A.6(b)(3), the sum or the mechanism for determining the sum to which the holder of the preference share has the right to payment in winding up;
(12) if applicable, any reference rate for the purposes of clause 2A.8; and
(13) such other matters as the Directors may determine.

2A.3 Dividend Rights

The Directors may issue preference shares with such rights to dividends as set out below:

(a) a right to cumulative dividends with or without any further right to participate in profits available for dividends;

(b) a right to non-cumulative dividends with or without any further right to participate in profits available for dividends;

(c) a right to non-cumulative dividends and a right to additional preference shares in accordance with clause 2A.5 but with no further right to participate in profits available for dividends;

(d) a right to non-cumulative dividends and, to the extent (if any) specified in the terms of issue, to additional dividends in connection with the conversion of a preference share into an ordinary share and/or to additional dividends in circumstances where a dividend contemplated by the terms of issue has not been paid in full on the preference shares and:

(1) a dividend has been, or is sought to be, declared or paid on shares ranking pari passu with or junior to the preference share or a sum is, or is sought to be, set aside for the payment thereof;
(2) shares in Qantas have been, or are sought to be, repurchased, redeemed or beneficially acquired by Qantas, or a sum is, or is sought to be, set aside or a sinking fund is, or is sought to be, established for such a purpose, but with no further right to participate in profits available for dividends; or
(3) Qantas has, or has sought to, effect a reduction of capital; or

(e) no right to dividends.

The terms of issue of preference shares may provide that to the extent that an amount is paid to a holder of preferences shares other than by way of dividend paid by Qantas, the amount of any dividend otherwise payable to the holder in respect of the preference shares reduces in a manner specified in the terms of issue.

2A.4 Entitlement and Priority as to Payment of Dividends

The holders of preference shares will rank for payment of dividends to which they are entitled in accordance with the provisions of this clause 2A.4:

(a) Holders of preference shares shall rank equally for payment of dividends and in priority to all holders of other classes of shares.

(b) Where the holder of a preference share has a right to cumulative dividends, the holder shall have the right on redemption or in a winding up to payment of an amount equal to all arrears of or accrued dividends down to the date of redemption or of commencement of the winding up (as the case may be), whether earned or declared or not, with the same priority in relation to other shares or other classes of preference shares determined pursuant to clause 2A.4(a).

(c) Where the holder of a preference share has a right to non-cumulative dividends under clause 2A.3(b) or (c) the holder shall have the right on redemption or in a winding up to payment of an amount equal to the dividend entitlement for any dividend date which has then most recently occurred (and which has not been paid by Qantas) prior to the date of redemption or of commencement of the winding up (as the case may be), only if a dividend has been declared by the Directors, and with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a).

(d) *The holder of a preference share which has the right to a non-cumulative dividend set out in clause 2A.3(d) shall have, to the extent (if any) determined by the Directors prior to allotment of the preference share, the right on redemption or in a winding up to payment of an amount equal to any dividend (whether earned or declared or not) which, pursuant to the terms of issue of the preference share, Qantas was required to pay to the holder or, if there had been sufficient distributable profits, would have been required to pay to the holder, prior to the redemption or the commencement of the winding up (as the case may be), with the same priority in relation to other shares or other classes of preference shares as determined pursuant to clause 2A.4(a). Except to the extent provided pursuant to this clause 2A.4(d), the holder of such preference share shall not have a right on redemption or in a winding up to payment of an amount equal to or in respect of arrears of, or accrued but unpaid, dividends.*

2A.5 Right to Additional Preference Shares

(a) *If:*

(1) *a preference share is issued with the rights set out in clause 2A.3(c); and*
(2) *all or any part of a dividend otherwise payable to the holders of those preference shares on a particular dividend date has become not payable because, under the terms of issue applicable to those preference shares a dividend is not payable or is payable only in part, where in the opinion of the Directors the distributable profits of Qantas are insufficient to permit the payment in full of the dividend on those preference shares on that dividend date and also the payment in full of dividends stated to be payable on that dividend date on other preference shares ranking pari passu therewith; and*
(3) *at the relevant dividend date the amount (if any) standing to the credit of Qantas' profit or loss account and the amount of the reserves of Qantas available for the purpose are in aggregate sufficient to be applied and capable of being applied in paying up in full at such price determined by the Directors in the terms of issue additional preference shares of that class on the basis provided below,*

then on the relevant dividend date the Directors shall, subject to any applicable law and to the Listing Rules, allot and issue credited as fully paid to each holder of those preference shares such additional nominal amount of preference shares of that class (rounded to the nearest whole number of preference shares) as equals the cash amount of the dividend which would have been payable to the holder but for the operation of the terms described in clause 2A.5 (a)(2) multiplied by a factor determined by the Directors in the terms of issue of the preference shares or, if there was no such determination, by a factor of one, divided in each case by the issue price of those additional shares determined by the Directors.

2A.6 Repayment of Capital and Priority as to Payment

(a) *Subject to this Constitution, where any preference shares are or may be redeemable by Qantas, such preference shares shall be redeemed by Qantas in accordance with the terms of issue determined by the Directors pursuant to clause 2A.2.*

(b) *Qantas may issue preference shares with any one or combination of the rights with respect to payment of capital in a winding up set out below:*

(1) *a right to payment in cash of the capital paid thereon;*
(2) *a right to payment in the applicable currency for those preference shares (as specified in the terms of issue pursuant to clause 2A.2(b)(6)) of an amount equal to the amount in that applicable currency received by Qantas as the subscription moneys for those preference shares; and*

(3) a right in respect of a preference share to payment in cash of a sum fixed by the Directors prior to allotment or capable of determination pursuant to a mechanism adopted by the Directors prior to allotment but no further or other right to participate in the assets of Qantas or a return of capital. (Without limitation, the mechanism adopted by the Directors may provide for payment in Australian currency of an amount equal to a sum denominated in a currency other than Australian currency calculated by applying a reference rate (as specified by the Directors in the terms of issue) on the date of payment of the purchase of the relevant foreign currency with Australian currency plus an amount estimated by the liquidator in his discretion to be equal to the charges and expense likely to be incurred in purchasing the relevant foreign currency with Australian currency).

(c) Holders of preference shares shall rank equally for the payment of the amount payable on redemption of the preference shares and in a winding up of Qantas.

(d) Holders of preference shares shall have the right in a winding up of Qantas to payment, in priority to all holders of other classes of shares, of the amount payable on redemption of the preference shares and of dividends and any other amount to which the holder is entitled in accordance with the provisions of this Constitution or the terms of issue applying to those preference shares but shall not participate in any further or other distribution of profits or assets of Qantas.

2A.7 Voting Rights

(a) The holder of a preference share shall have the right to vote in the following circumstances:

(1) during a period during which a dividend (or part of a dividend) in respect of the preference share is unpaid;
(2) on a proposal to reduce Qantas' share capital;
(3) on a proposal that affects rights attached to the preference share;
(4) on a resolution to approve the terms of a buy-back agreement;
(5) on a proposal to wind up Qantas;
(6) on a proposal for the disposal of the whole of Qantas' property, business and undertaking; and
(7) during the winding up of Qantas.

(b) Notwithstanding any other provision of this Constitution, the holder of a preference share:

(1) on a show of hands shall be entitled to exercise one vote; and
(2) on a poll shall be entitled to one vote for each fully paid preference share or if the Directors so determine in the terms of issue, the number of votes per preference share which equals the sum subscribed for the preference share divided by the market value of an ordinary share (as determined by the directors or pursuant to a mechanism adopted by the Directors) on the date of allotment of the preference share (rounded to the nearest number of votes). If a preference share is not fully paid, the holder shall be entitled to a fraction of a vote for each partly paid preference share equivalent to the proportion which the amount paid is of the total amount paid and payable,

when entitled to vote under any of the circumstances set out in paragraph (a) of this clause 2A.7

2A.8 Payments Denominated in Foreign Currency

Where any sum is payable by Qantas to the holder of a preference share in a currency other than Australian dollars, and such sum is not paid when due or a winding up of Qantas has commenced, the holder may elect by notice in writing to Qantas to require instead payment of an amount in Australian dollars equal to that foreign currency amount calculated by applying the relevant reference rate (being such rate applicable in such market at such time as determined by the Directors prior to allotment of those preference shares) on the date of payment for the sale of the relevant currency for Australian dollars.

2A.9 Conversion

A preference share which, in accordance with its terms of issue may be converted into an ordinary share shall, at and from the time of conversion and without any further act, have (subject to the terms of issue of the preference share in relation to entitlement to ordinary dividends paid after conversion) the same rights as a fully paid ordinary share and rank pari passu with all other fully paid ordinary shares then on issue. In addition, the terms of issue may provide for the issue of additional ordinary shares on conversion as determined by the Directors.

2A.10 Variation of Rights

Where Qantas proposes to issue preference shares or to convert issued shares into preference shares if those preference shares are to rank equally or in priority to preference shares already issued, unless that is expressly permitted by the conditions of issue of the preference shares already issued, the issue or conversion shall be deemed to be a variation of the rights attached to the preference shares already issued and clause 2.6 shall apply.

If the most recent dividend entitlement as set out in the terms of issue of any preference shares has been paid or provided for in full, the consent of any holders of preference shares, or any class of preference shares shall not be required for the reduction, redemption or buy back of share capital of Qantas ranking as regards dividends and as to rights on winding up equally with or after the preference shares or class of preference shares, except where such consent is required by the Corporations Act.

2A.11 No Limit on Number of Classes of Preference Shares

(a) The Directors may issue more than one class of preference shares.
(b) Each class of preference shares may have the same or different terms to any other class of preference shares.

2A.12 Additional Rights of Preference Shares

Holders of preference shares shall be entitled to the same rights as a holder of ordinary shares of Qantas in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Qantas.

2A.13 Listing Rules

Notwithstanding this Part 2A, Qantas may not issue preference shares which confer upon the holders rights which are inconsistent with those specified in the Listing Rules, except to the extent of any express written waiver of the Listing Rules by the Exchange.

(k) Delete the words "*SCH Business Rules*" in clauses 3.4(d)(1), 3.4(d)(2), 3.7(a)(2), 4.4(b) and 14.3(a) and replace them with the words "*Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules)*".

(l) Delete the words "*the SCH Business Rules.*" in clause 4.1(b), insert a colon (":") immediately after the word "*with*", and insert the following new subclauses 4.1(b)(1) and (2):

"*(1) in the case of a transfer that is an ASTC-regulated transfer, the SCH Business Rules; and*
(2) in the case of a transfer that is regulated by the Operating Rules of any other Prescribed CS facility, the Operating Rules of that Prescribed CS facility."

(m) Insert the following new clause 4.1(e):

"*(e) Qantas:*

(1) may do anything permitted by the Corporations Act, the Listing Rules or the Operating Rules of each applicable Prescribed CS facility (including the SCH Business Rules) that the Directors think necessary or desirable in connection with Qantas taking part in a computerised or electronic system established or recognised by the Corporations Act, the Listing Rules or the Operating Rules of a Prescribed CS facility (including the SCH Business Rules) for the purpose of facilitating dealings in shares; and
(2) must comply with obligations imposed on it by the Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules) in relation to dealings in shares."

(n) Delete clause 4.2(a) and replace it with the following new clause 4.2(a):

"*(a) The Directors:*

(1) may decline to register a transfer of securities only if that refusal would not contravene the Listing Rules or the Operating Rules of an applicable Prescribed CS facility (including the SCH Business Rules);
(2) may apply a holding lock to specified securities where permitted to do so under the Listing Rules; and
(3) must not register a transfer if the Corporations Act, the Listing Rules or the Operating Rules of the applicable Prescribed CS facility (including the SCH Business Rules) forbid registration."

(o) Delete clauses 4.2(b) and (c).

(p) In clause 4.4 (a):

(i) Delete the words "*clause 4.2(c)(2) or (3)*" and replace them with the words "*clause 4.2(a)*"; and

(ii) Delete the words "*clause 4.2(c)(2) and/or (3) had applied*" and replace them with the words "*clause 4.2(a) had applied*".

(q) Insert the following words at the end of clause 5.9(h):

"*For the purposes of this clause 5.9(h) and clause 5.9(i), the appointment of a proxy or attorney which is sent by electronic message to an electronic address specified for that purpose in the notice convening the meeting will be taken to have been signed (in the case of a natural person) or executed in a form acceptable to the Directors (in the case of a body corporate) if the appointment:*

(A) includes or is accompanied by a personal identification code allocated by Qantas to the member making the appointment; or
(B) has been authorised by the member in another manner approved by the Directors."

(r) In clause 5.9(i), delete the words "*deposited at the registered office of Qantas (or at such other place specified for that purpose in the notice convening the meeting) or received by facsimile at the registered office*" and replace them with the words "*received at the registered office of Qantas or are sent to and received at a facsimile number at that office or are sent to and received at another facsimile number or address including an electronic address specified for that purpose in the notice convening the meeting*".

(s) In clause 5.9(k), delete the words "*deposited, tabled or produced*" and replace them with the word "*received*".

(t) Insert the words "*, electronic message*" after the words "*facsimile transmission*" in clause 6.13(b)(4), 6.13(c) and 6.13(d)(2)(B).

(u) Delete the words "*or by facsimile transmission*" and relace them with the words "*, facsimile transmission or by electronic message*" in clause 6.18(b)(3).

(v) Delete the words "*in accordance with clause 4.2*" in clause 9.1(f).

(w) Insert the words "*, or by electronic message to such electronic address*" after the words "*facsimile number*" in clause 13.1(a).

(x) Insert the words "*(including electronic address)*" after the word "*address*" in each place that word appears in clause 13.1(c).

(y) In clause 13.1(d):

(i) insert the words "*or electronic address*" after the words "*facsimile number*"; and
(ii) insert the words "*or electronic message*" after the word "*facsimile*".

(z) Insert the words "*, or by electronic message to such electronic address*" after the words "*transmission to such facsimile number*" in clause 13.2.

(aa) Insert the words " *or by electronic message to an electronic address notified by Qantas to members or Directors for this purpose*" at the end of clause 13.3.

(bb) In clause 13.5(b):

(i) insert the words "*or electronic message*" after the words "*Where a notice is sent by facsimile transmission*";

(ii) insert the words "*or if the electronic message is properly addressed,*" after the words "*sender's facsimile machine*"; and

(iii) insert the words "*or electronic message*" after the words "*at the time the facsimile transmission*".

(cc) Insert the words "*or electronic message*" after the words "*facsimile transmission*" in clause 13.7.

(dd) In clause 14.3(a):

(i) delete the words " *CHESS Approved*" and replace them with the words "*approved for the purposes of a Prescribed CS facility*"; and

(ii) delete the words "*SCH Business Rules*" and replace them with the words "*Operating Rules of that Prescribed CS facility*".

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